As filed with the Securities and Exchange Commission on September 6, 2012

Registration No. 333-183586

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ExactTarget, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	20-1367351
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Scott D. Dorsey

Chief Executive Officer

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard B. Adler Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306	Steven K. Humke Ice Miller LLP One American Square Suite 2900 Indianapolis, IN 46282-0200	J. Robert Suffoletta, Jr. Wilson Sonsini Goodrich & Rosati, P.C. 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, par value $0.0005 per share	7,475,000	$21.17	$158,245,750	$18,135

(1)	Includes 975,000 shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Common Stock as reported by the New York Stock Exchange on September 5, 2012.
(3)	The Registrant previously paid $11,460 of this in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2012

Prospectus

6,500,000 Shares

COMMON STOCK

The selling stockholders named in this prospectus are offering 6,500,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ET”. The last sale price of our common stock reported on the New York Stock Exchange on September 6, 2012 was $21.85 per share.

Per share Total Public offering price $ Underwriting discounts and commissions $ Proceeds to selling stockholders before expenses $

The selling stockholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to 975,000 additional shares of common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about [            ], 2012.

J.P. Morgan Deutsche Bank Securities Stifel Nicolaus Weisel

RBC Capital Markets Pacific Crest Securities Canaccord Genuity Raymond James

            , 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

ExactTarget®

POWERS

interactive marketing across email, mobile, social and sites ...

SERVES

organizations of all sizes, including ...

priceline.com

Angie's list

Microsoft

Scotts

DELIVERS

strong revenue growth ...

Annual revenue
Operating income (loss)
IN MILLIONS
58% CAGR*
2003
2004
2005
2006
2007
2008
2009
2010
2011
$207
($24)
*58% compound annual growth rate in revenue from 2003 to 2011.

Point of Sale – past purchase, location, purchase ammount,

Web Analytics – Adobe, Webtrends, Google Analytics, ret

CRM – salesforce.com, SAP, Microsoft, name, company, c

eCommerce – items purchased, frequency, products searc

Social influence – score analysis, topics of influence, lists

Product catalog – product sku, price, sizes, model, inventory, purchase be

Email behavioral – data, forwards, delivery rate, conversions, t

Mobile behavioral – data, responses, mobile originated, mobile ter

ExactTarget®

Welcome to your journey.

EMAIL

Thx for connecting, Scott! Reply with your email address to 56578 to receive a 20% off coupon via email to use on your next online order.

MOBILE

Our mobile applications enable marketers to create, automate, deliver and optimize the performance of personalized inbound and outbound SMS mobile messages and interactions and supports messaging in more than 80 countries worldwide.

twitter
@ntosales
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22 Nov via CoTweet

SOCIAL

GIVE SOMETHING WILD
GET READY TO HIT THE TRAILS

SITES

OneAmerica

"We deliver on our promise when customers need us most. Through ExactTarget's integration with salesforce.com, our agents are able to send, deliver and track highly personalized email directly from the salesforce.com interface. By unlocking the power of customer data with ExactTarget, our team has increased sales and driven new levels of relevancy in our communications."

Brian Lauber
Chief Marketing Officer, OneAmerica

Papa John's

"At Papa John's we are committed to delivering legendary customer service, and ExactTarget allows us to serve our customers with highly relevant real-time email and mobile marketing. By integrating with our online ordering system, our Website and other data sources, we are able to create a seamless brand experience that builds customer loyalty and drives sales."

Bernie Fussenegger
Sr. Manager, Design & Media Digital Marketing, Papa John's

ally

"Doing right by our customers is at the center of everything we do at Ally. With ExactTarget, we've created an interactive communications program built around the unique needs of our customers that extends beyond marketing and allows us to serve our clients with industry firsts like Sleeping Money Alerts, mobile messaging and real-time social engagement."

Matt Burton
Marketing Director, Ally Financial

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. The selling stockholders are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery, or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “ExactTarget,” “we,” “company,” “us” and “our” refer to ExactTarget, Inc. and its wholly-owned subsidiaries.

Upon completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 53% of our outstanding common stock. See “Risk Factors—Our directors, executive officers and principal stockholders will collectively own approximately 53% of our outstanding common stock after this offering and will continue to have substantial control over the company.”

Our Business

We are a leading global provider of cross-channel, interactive marketing software-as-a-service (“SaaS”) solutions that empower organizations of all sizes to communicate with their customers through the interactive channels they use most — email, mobile, social media and websites. Our solutions provide marketers with a broad and powerful suite of integrated applications to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications to drive customer engagement, increase sales and improve their return on marketing investment.

Our suite of cross-channel, interactive marketing applications, which include email, mobile, social media and sites, is built on our highly-scalable and flexible multi-tenant SaaS platform. These channel applications are integrated with our campaign management, calendaring, real-time dashboard, integrated reporting, marketing automation and data management tools to provide marketers with a comprehensive, yet easy-to-use, solution to manage, automate and engage in real-time interactive marketing. In addition, our cloud-based platform’s robust integration framework enables clients to integrate data from virtually any relevant source and leverage productized integrations with leading third-party CRM, web analytics and e-commerce providers to further enhance the relevance of their interactive communications. We also provide open application programming interfaces (“APIs”) and developer tools that allow third parties to embed our technology into their solutions and build applications on our platform.

Our global sales organization is focused on adding new clients and expanding relationships with existing clients. We believe our team is the largest sales organization devoted to selling interactive marketing SaaS solutions, with over 300 sales professionals as of June 30, 2012 located on four continents. Our field sales team sells into the large business, or “enterprise” market, while our inside sales team sells to small and medium-sized organizations primarily via telesales. In addition to these new business teams, we have a relationship management sales team that focuses on strengthening client relationships, driving contract renewals and selling additional applications to existing clients. We also extend our sales distribution through relationships with more than 500 marketing service providers as of June 30, 2012 that resell our solutions to their customers.

Our direct client base consisted of over 4,700 organizations as of June 30, 2012, ranging from enterprises to small businesses in numerous industries, including retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-

sale and marketing service providers. Among our direct clients are U.S.-based companies such as Ally Financial, Inc., Angie’s List, Inc., CareerBuilder, LLC, Groupon, Inc., Microsoft Corporation, Nationwide Mutual Insurance Company, Oakley, Inc., OneAmerica Financial Partners, Inc., One King’s Lane, Inc., Papa John’s International, Inc., priceline.com Incorporated, The Scotts Miracle-Gro Company, Tommy Hilfiger Group, WellPoint, Inc. and Zappos.com, Inc., and companies headquartered outside the United States such as Abril Group (Brazil), Fairfax Media Limited (Australia), Icelandair Group (Iceland) and Telegraph Media Group Limited (United Kingdom). Several thousand additional organizations utilize our SaaS solutions through their relationships with our marketing service provider clients. Our client base is diverse, and no single client represented more than 5% of our overall revenue for each of the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2012.

We provide our solutions primarily through annual and multi-year subscriptions based on volume of contracted utilization, level of functionality, number of interactive marketing channels, number of users and level of customer support. We have achieved 46 consecutive quarters of revenue growth and dollar-based subscription revenue renewal rates of over 100% in each of the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012 over the prior year period. For the years ended December 31, 2009, 2010 and 2011, and for the six months ended June 30, 2012, our revenue was $95.4 million, $134.3 million, $207.5 million and $133.4 million, representing period-over-period growth of 32%, 41%, 55% and 44%, respectively.

Industry Overview

Changes in media consumption, real-time engagement through social media and pervasive mobile connectivity have challenged marketers’ ability to deliver relevant, meaningful and timely communications. Organizations require a cross-channel view of their customers to drive real-time, relevant engagement and positive return on marketing investment.

Market Opportunity for Interactive Marketing

Consumers are increasingly using email, mobile, social media and websites to access information and interact with brands. Media consumption is shifting from offline channels to interactive channels, driving marketers to increase the percentage of advertising spending on interactive marketing. According to Forrester Research, Inc. (“Forrester”), U.S. marketers plan to increase spending on interactive channels (defined as display, search, email, mobile and social media) as a percentage of total advertising spending from 16% in 2011 to 26% in 2016, creating a projected $77 billion market in the United States by 2016, of which email, mobile and social media marketing spending is expected to grow from approximately $4.8 billion in 2011 to nearly $15.7 billion by 2016, representing a compound annual growth rate of 27%.(1) We believe the addressable market outside the United States presents an even greater opportunity.

Market Challenges

Organizations often lack the technology, infrastructure and expertise needed to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications across interactive channels. Marketers considering the adoption or expansion of email and cross-channel, interactive marketing programs face many challenges, including the following:

•	difficulty in integrating data to create a single, unified view of each consumer;

•	complexity in effectively engaging consumers across multiple channels;

(1)	Forrester, US Interactive Marketing Forecast, 2011 To 2016, August 24, 2011, as updated September 7, 2011.

•	inability of disparate point solutions to address marketers’ emerging needs;

•	complex security and infrastructure requirements; and

•	changing deliverability and regulatory standards.

Our Solutions

Our suite of cross-channel, interactive marketing applications enables organizations to plan, automate, deliver and optimize data-driven interactive marketing campaigns and critical, real-time communications to enhance customer engagement and improve their return on marketing investment. Key benefits of our solutions include:

•

Cross-channel campaign management and engagement capabilities powered by a unified view of each consumer.    Our suite includes email, mobile, social media and sites applications that are integrated with campaign management, calendaring, marketing automation and data management tools to provide marketers with the ability to develop a unified view of each consumer and engage in real-time, cross-channel marketing.

•

Automation of marketing campaigns and real-time communications.    Our solutions enable clients to automate processes required to deliver sophisticated, multi-stage marketing campaigns and personalized real-time communications such as order confirmations, e-statements, alerts, abandoned shopping cart reminders and many others.

•

Highly-scalable and modular SaaS architecture to meet clients’ evolving needs.    Our SaaS technology infrastructure supports large transaction volumes and allows our clients to store large amounts of data while maintaining high application availability. Clients can easily add new channels and functionality as they expand their interactive marketing programs.

•

Open and flexible cloud-based platform.    Our cloud-based platform’s robust integration framework enables clients to integrate data from virtually any relevant source and leverage productized integrations with leading third-party applications. We also provide open APIs and developer tools that allow third parties to embed our technology into their solutions and build applications on our cloud-based platform.

•

Compliance with complex deliverability and regulatory standards.    We solve challenging issues associated with deliverability of our clients’ interactive communications and enable our clients to meet legal and regulatory compliance requirements.

Our Competitive Strengths

Our vision is to inspire and enable organizations of all sizes to leverage interactive marketing technologies to achieve phenomenal business results. We have established a leadership position in interactive marketing as evidenced by our global size, scale and growth, which we believe results in several key competitive strengths including:

•

Leadership driven by vision and focus on innovation.    Our vision, focus on innovation and significant investments have fueled our growth and enabled us to deliver interactive marketing solutions that solve marketers’ complex challenges. Forrester placed ExactTarget in the “Leader” category in its Forrester Wave™: Email Marketing Vendors, Q1 2012, January 20, 2012. We have extended our leadership position beyond email marketing through the integration of our social media platform, SocialEngage (formerly CoTweet Enterprise), the creation of our Social Media Lab and the launch of the Interactive Marketing Hub, our integrated, cross-channel interactive marketing solution.

•

Market-leading size and scale and strong business momentum.    With over 1,250 employees located on four continents and $41.4 million and $22.8 million of research and development investment in the year ended December 31, 2011 and the six months ended June 30, 2012, respectively, we enable marketers around the globe to improve returns from their interactive marketing programs. Our substantial investments have led to strong business momentum, resulting in $207.5 million in revenue for the year ended December 31, 2011 and $133.4 million in revenue for the six months ended June 30, 2012, increases of 55% and 44%, respectively, compared to the year ended December 31, 2010 and the six months ended June 30, 2011. These substantial investments contributed to an operating loss of $23.6 million for the year ended December 31, 2011 and of $6.9 million for the six months ended June 30, 2012.

•

Serving clients of all sizes, in many industries and geographies, from a single platform.    Our highly-scalable SaaS architecture and modular product offerings enable us to serve large, distributed enterprises with complex interactive marketing requirements, as well as small and medium-sized organizations. Our direct client base consists of over 4,700 organizations, across numerous industries and many geographies. Several thousand additional organizations utilize our SaaS solutions through their relationships with our marketing service provider clients.

•

Large direct and indirect sales organization with global reach.    We believe our team is the largest sales organization devoted to selling interactive marketing SaaS solutions to new and existing clients, with over 300 sales professionals located on four continents. We also extend our global sales distribution through relationships with more than 500 marketing service providers.

•

Corporate culture committed to client success.    Named for our primary brand color, our “Orange” culture reflects our employees’ energy, passion and focus on client success. Our culture is widely regarded as one of our greatest assets and is consistently cited as a key differentiator by clients, partners, prospective clients and employees.

Our Growth Strategy

We intend to leverage our vision, our focus on innovation, the breadth of our solutions and our interactive marketing expertise to extend our market leadership and continue to fuel our growth. Key elements of our growth strategy include:

•	continue to innovate and enhance our leading interactive marketing solutions;

•	win new clients by expanding direct and indirect sales;

•	increase revenue from our existing clients;

•	continue to expand our global presence; and

•	selectively pursue acquisitions.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years from March 21, 2012, the date of our initial public offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur at the end of the fiscal year during which the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. Under Section 107(b) of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Selected Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted here and described in further detail in “Risk Factors” immediately following this Prospectus Summary. You should carefully read “Risk Factors” beginning on page 10 for a detailed explanation of these risks before investing in our common stock. Some of these risks include:

•	we have a recent history of losses, and we may not return to or sustain profitability in the future;

•	we have experienced rapid growth in recent periods, and if we fail to manage our domestic and international growth effectively, our financial performance may be adversely affected;

•	our operating results and revenue will be adversely affected if we are not able to attract new clients, retain existing clients or sell additional functionality and services to existing clients;

•	defects or errors in our SaaS solutions or compromises of security measures could harm our reputation, result in significant costs to us and impair our ability to sell our solutions;

•

we have been dependent on our clients’ use of email as a channel for interactive marketing, and any decrease in the use of email for this purpose would harm our business, growth prospects, operating results and financial condition;

•

the market for cross-channel, interactive marketing SaaS solutions is relatively new and emerging. If the market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected;

•	our inability to successfully acquire and integrate other businesses, products or technologies could harm our operating results;

•

evolving domestic and international data privacy regulations may restrict our clients’ ability to solicit, collect, process, disclose and use personal information or may increase the costs of doing so, which could harm our business;

•

failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could impair the delivery of our solutions and adversely affect our business;

•

the markets in which we participate are highly competitive, and pricing pressure or other competitive dynamics, which could include clients developing their own solutions, could adversely affect our business and operating results;

•	we rely on our management team and other key employees, and the loss of one or more key employees could harm our business; and

•	our directors, executive officers and principal stockholders will continue to have substantial control over the company after this offering.

Corporate Information

We began our operations in December 2000 as ExactTarget, LLC, an Indiana limited liability company. In July 2004, ExactTarget, LLC merged into ExactTarget, Inc., a Delaware corporation. Our principal executive offices are located at 20 North Meridian Street, Suite 200, Indianapolis, Indiana 46204. Our main telephone number is (317) 423-3928, and our website address is www.exacttarget.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common stock offered by the selling stockholders	6,500,000 shares

Option granted by the selling stockholders	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 975,000 shares.

Common stock to be outstanding after this offering	66,038,276 shares.

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

NYSE symbol	“ET”

The number of shares of our common stock to be outstanding after this offering is based on 66,038,276 shares of common stock outstanding as of June 30, 2012 and excludes:

•

12,407,828 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2012 granted under our 2008 equity incentive plan and 2004 stock option plan, having a weighted average exercise price of $6.59 per share; and

•	86,930 shares of unvested restricted common stock outstanding as of June 30, 2012.

Unless otherwise stated, information in this prospectus reflects and assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

We derived the summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2011 and 2012, and the unaudited consolidated balance sheet data as of June 30, 2012, were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year or for any other period.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$95,443	$134,267	$207,493	$92,862	$133,375
Cost of revenue(1)	30,772	43,894	70,195	31,284	47,649

Gross profit	64,671	90,373	137,298	61,578	85,726

Operating expenses:
Sales and marketing(1)	39,276	63,978	93,559	42,587	52,580
Research and development(1)	14,845	27,400	41,390	18,391	22,833
General and administrative(1)	13,397	17,159	25,985	11,181	17,246

Total operating expenses	67,518	108,537	160,934	72,159	92,659

Operating loss	(2,847)	(18,164)	(23,636)	(10,581)	(6,933)
Other income (expense), net	75	(53)	(1,001)	(589)	(352)

Loss before taxes	(2,772)	(18,217)	(24,637)	(11,170)	(7,285)
Income tax expense (benefit)	(777)	(6,127)	10,798	(4,202)	—

Net loss	(1,995)	(12,090)	(35,435)	(6,968)	(7,285)
Adjustment for redemption of preferred stock	(58,601)	—	—	—	—
Preferred stock dividend	(490)	—	—	—	—

Net loss available to common stockholders	$(61,086)	$(12,090)	$(35,435)	$(6,968)	$(7,285)

Other comprehensive loss:
Foreign currency translation adjustment	(86)	(17)	(948)	262	(362)

Comprehensive loss	$(61,172)	$(12,107)	$(36,383)	$(6,706)	$(7,647)

Net loss per common share:
Basic	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)
Diluted	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)

Weighted average number of common shares outstanding—basic	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884
Weighted average number of common shares outstanding—diluted	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884

Other Financial Data:
Adjusted EBITDA(2)	$7,723	$(2,769)	$(59)	$32	$8,519

(1)	Cost of revenue and operating expenses include the following amounts related to stock-based compensation:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenue	$416	$664	$1,055	$493	$672
Sales and marketing	813	1,413	2,265	1,000	1,548
Research and development	528	1,147	1,511	673	780
General and administrative	1,589	1,201	2,123	846	1,953

Total stock-based compensation	$3,346	$4,425	$6,954	$3,012	$4,953

(2)	We provide “Adjusted EBITDA,” which is a non-GAAP financial measure, because we believe this measure provides important supplemental information regarding our operating performance and is often used by investors and analysts in their evaluation of companies such as ours. In addition, we use Adjusted EBITDA as a measurement of our operating performance because it assists us in comparing our operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. We calculate Adjusted EBITDA as net income (loss) before (1) other (income) expense, which includes interest income, interest expense and other income and expense, (2) income tax expense (benefit), (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets and (5) stock-based compensation. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Adjusted EBITDA reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting our business. The following table provides a reconciliation from net loss to Adjusted EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Net loss	$(1,995)	$(12,090)	$(35,435)	$(6,968)	$(7,285)
Other (income) expense, net	(75)	53	1,001	589	352
Income tax expense (benefit)	(777)	(6,127)	10,798	(4,202)	—
Depreciation and amortization of property and equipment	7,046	10,173	15,470	7,041	9,873
Amortization of intangible assets	178	797	1,153	560	626
Stock-based compensation	3,346	4,425	6,954	3,012	4,953

Adjusted EBITDA	$7,723	$(2,769)	$(59)	$32	$8,519

As of June 30, 2012
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$211,555
Working capital	191,183
Total assets	346,811
Total liabilities	81,237
Total stockholders’ equity	265,574

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and related notes, and any related free writing prospectus before deciding whether to purchase shares of our common stock. If any of the following risks are realized, in whole or in part, our business, operating results, reputation and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a recent history of losses, and we may not return to or sustain profitability in the future.

We incurred net losses of $12.1 million for the year ended December 31, 2010, $35.4 million for the year ended December 31, 2011 and $7.3 million for the six months ended June 30, 2012. We had an accumulated deficit of $153.4 million as of June 30, 2012. In recent years, we have made substantial investments in research and development, infrastructure, growing our sales team, international expansion and acquisitions to support anticipated future revenue growth. We expect to continue to make significant investments in the development and expansion of our business, which may make it difficult for us to return to profitability. The significant accounting, legal and other expenses that we incur as a public company require us to generate and sustain increased revenue relative to our costs to achieve profitability in the future. While our revenue has grown in recent periods, such revenue growth may not be indicative of our future performance, and this growth may not be sustainable. We may not be able to achieve sufficient revenue to return to profitability in future periods, and our revenue could decline or grow more slowly than we expect. We may incur significant losses in the future for a number of reasons, including due to the risks described in this prospectus.

We have experienced rapid growth in recent periods, and if we fail to manage our domestic and international growth effectively, our financial performance may be adversely affected.

We have expanded our overall business, including our revenue, team of employees, international operations and client base, in recent periods. Our revenue increased from $72.3 million for the year ended December 31, 2008 to $207.5 million for the year ended December 31, 2011 and from $92.9 million for the six months ended June 30, 2011 to $133.4 million for the six months ended June 30, 2012. We increased our total number of full-time employees from 379 as of December 31, 2008 to 1,268 as of June 30, 2012. Since August 2009, we have acquired a social media marketing platform and three international reseller partners. Our historical growth rate is not necessarily indicative of the growth that we will achieve in the future. Our recent growth and anticipated future growth has placed and will continue to place strain on our team, infrastructure and operations. Our success will depend on our ability to manage this growth effectively. We intend to further expand our overall business, client base, number of employees and operations and to continue to expand our operations internationally. Managing a large, diverse and geographically dispersed client base and workforce requires substantial management effort and significant additional investment in our team, technology and infrastructure. In order to support and sustain our growth, we must continue to improve our technology and our operational, financial and management controls and reporting procedures, and all of these investments will increase our costs. Furthermore, we have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these uncertainties are incorrect or change as a result of changes in the market in which we operate, if we do not address these risks successfully or if we fail to successfully plan for and manage our growth, our operating and financial results could differ materially from our expectations and our business and growth prospects could be adversely affected.

Our operating results and revenue will be adversely affected if we are not able to attract new clients, retain existing clients or sell additional functionality and services to existing clients.

To continue to grow our business, we must attract new clients and retain and sell additional products and services to existing clients. Many of our subscription agreements do not automatically renew at the end of their terms and some have termination clauses that could result in early termination. As the interactive marketing industry matures and as competitors introduce lower cost or differentiated competitive products or services, our ability to effectively compete with respect to pricing, technology, functionality, services and support could be impaired. In such an event, we may be unable to attract new clients or renew our agreements with existing clients on favorable or comparable terms to prior periods. In addition, we may not be able to accurately predict new subscriptions or subscription renewal rates and the impact these rates may have on our future revenue and operating results. These events and developments could have a material adverse effect on our revenue, gross margin and other operating results.

Defects or errors in our SaaS solutions could harm our reputation, result in significant costs to us and impair our ability to sell our solutions.

Our suite of cross-channel, interactive marketing SaaS solutions is inherently complex and may contain defects or errors, which may cause disruptions in availability or other performance problems that could include prolonged down-time. Any such errors, defects, disruptions in service or other performance problems, whether in connection with day-to-day operations, bug fixes, upgrades or otherwise, could be costly for us to remedy, damage our clients’ businesses and harm our reputation. In addition, if we have any such errors, defects, disruptions in service or other performance problems, our clients could terminate their agreements, elect not to renew their subscriptions, delay or withhold payment, or make claims against us. Any of these actions could result in lost business, increased insurance costs, difficulty in collecting our accounts receivable and costly litigation. Such errors, defects or other problems could also result in reduced sales or a loss of or delay in the market acceptance of our solutions.

We have been dependent on our clients’ use of email as a channel for interactive marketing, and any decrease in the use of email for this purpose would harm our business, growth prospects, operating results and financial condition.

Historically, our clients have primarily used our SaaS solutions for email-based interactive marketing to consumers who have given our clients permission to send them emails. We expect that email will continue to be the primary channel used by our clients for the foreseeable future. Should our clients lose confidence in the value or effectiveness of email marketing, or if other interactive channels are perceived to be more effective than email marketing, the demand for our solutions may decline. A number of factors could adversely affect our clients’ assessment of the value or effectiveness of email marketing, including continual growth in the number of emails consumers receive on a daily basis, the inability of Internet service providers (“ISPs”) to prevent unsolicited bulk email, or “spam,” from overwhelming consumers’ inboxes, security concerns regarding viruses, worms or similar problems affecting Internet and email utilization and increased governmental regulation or restrictive policies adopted by ISPs that make it more difficult or costly to utilize email for marketing communications.

The market for cross-channel, interactive marketing SaaS solutions is relatively new and emerging. If the market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

The market for cross-channel, interactive marketing SaaS solutions, such as ours, is relatively new and may not achieve or sustain high levels of demand and market acceptance. While email has been used successfully for interactive marketing for several years, marketing via new interactive marketing channels such as mobile and social media is not as well established, and revenue from email represents a substantial majority of our total revenue. The future growth of our business depends both on the acceptance and expansion of emerging interactive marketing channels, as well as the continued use and growth of existing interactive marketing channels, including email. Even if interactive marketing through these channels becomes widely adopted, our suite of cross-channel, interactive marketing SaaS solutions may not continue to be utilized by our existing clients or we may not acquire new clients. Organizations may not make significant investments in cross-channel, interactive marketing solutions and may not purchase SaaS solutions to address their interactive marketing needs. If cross-channel, interactive marketing SaaS solutions are not widely adopted, or the market for such SaaS solutions does not develop as we expect, our business, growth prospects and financial condition would be adversely affected.

Our inability to successfully acquire and integrate other businesses, products or technologies could harm our operating results.

Since 2009, we have acquired a social media management and engagement platform and three international software reseller partners. In the ordinary course of our business, we actively evaluate acquisitions and strategic investments, some of which are significant in size, in businesses, products or technologies that we believe could complement or expand our existing solutions, expand our client base and operations worldwide, enhance our technical capabilities or otherwise offer growth or cost-saving opportunities. From time to time, we have entered and expect to in the future enter into letters of intent with companies with which we are negotiating potential acquisitions or investments or as to which we are conducting due diligence. Although we are currently not a party to any binding definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We have limited experience in successfully acquiring and integrating businesses, products and technologies. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

Additionally, in connection with any acquisitions we complete, we may not achieve the synergies or other benefits we expected to achieve, and we may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect our operating results or financial position or could otherwise harm our business. If we finance acquisitions using existing cash, the reduction of our available cash could cause us to face liquidity issues or cause other unanticipated problems in the future. If we finance acquisitions by issuing convertible debt or equity securities, the ownership interest of our existing stockholders may be diluted, which could adversely affect the market price of our stock. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Evolving domestic and international data privacy regulations may restrict our clients’ ability to solicit, collect, process, disclose and use personal information or may increase the costs of doing so, which could harm our business.

Federal, state and foreign governments and supervising authorities have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing, disclosure or use of consumers’ personal information. Evolving and changing regulations regarding personal data and personal information, both within the European Union and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require companies to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by such companies, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for certain purposes. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of certain technologies, such as those that track individuals’ activities on web pages or record when individuals click on a link contained in an email message. Such laws and regulations could restrict our clients’ ability to collect and use email addresses, web browsing data and personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Existing and potential future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of interactive marketing, including marketing practices of our clients. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our clients may be subject to public criticism. Public concerns regarding data collection, privacy and security may also cause some consumers to be less likely to visit our clients’ websites or otherwise interact with our clients, which could limit the demand for our solutions and inhibit the growth of our business.

Any failure to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs to our clients of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may limit adoption of and demand for our solutions.

If our security measures are compromised or unauthorized access to client data is otherwise obtained, our solutions may be perceived as not being secure, clients may curtail or cease their use of our solutions, our reputation may be harmed and we may incur significant liabilities.

Our operations involve the storage and transmission of client and consumer data. Security incidents could result in unauthorized access to, loss of or unauthorized disclosure of this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our business. Cyberattacks and other malicious Internet-based activity continue to increase, and SaaS-based platform providers of interactive marketing services have been targeted. Our security measures and the contractual restraints we maintain to prevent our clients from loading sensitive health, personal and financial information into our SaaS platform may not be sufficient to prevent the storage of such information on our systems or to prevent our systems from being compromised. We do not regularly monitor or review the content that our clients upload and store and, therefore, do not control the substance of the content within our hosted environment. If clients use our suite of cross-channel, interactive marketing SaaS solutions for the transmission or storage of personally identifiable information and our security measures are compromised as a result of third-party action, employee or client error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As we increase our client base and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our clients’ data. A failure or inability to meet clients’ expectations with respect to security and confidentiality could seriously damage our reputation and affect our ability to retain clients and attract new business.

Many governments have enacted laws requiring companies to notify individuals of data security incidents involving certain types of personal data. In addition, some of our clients contractually require notification of any data security compromise. Security compromises experienced by our competitors, by our clients or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode client confidence in the effectiveness of our security measures, negatively impact our ability to attract new clients, cause existing clients to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to scale our infrastructure quickly enough to meet our clients’ growing needs and, even if we can, our operations may be disrupted or our operating results could be harmed.

As usage of our suite of cross-channel, interactive marketing SaaS solutions grows and as clients use our solutions for more advanced interactive marketing programs, we will need to devote additional resources to improving our application architecture and our infrastructure to maintain our solutions’ performance. Any failure of or delays in our systems could cause service interruptions or impaired system performance. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to clients, result in decreased sales to new clients and lower renewal rates by existing clients, which could hurt our revenue growth and our reputation. We also may need to expand our hosting operations at a more rapid pace than we have in the past. This would involve spending substantial amounts to purchase or lease data center capacity and equipment, upgrade our technology and infrastructure and introduce new SaaS solutions. Similarly, our international expansion efforts could require us to use data centers located outside the United States. We may not be able to scale our existing systems in a manner that is satisfactory to our existing or prospective clients, especially those located outside the United States. In addition, any such expansion will require management time and support, could be expensive and complex, could result in inefficiencies, unsuccessful data transfers or operational failures, could reduce our margins and could adversely impact our financial results. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all.

Failures of the third-party hardware, software and infrastructure on which we rely, including third-party data center hosting facilities, could impair the delivery of our solutions and adversely affect our business.

We rely on hardware and infrastructure, which is purchased or leased, and software licensed from third parties, to offer our suite of cross-channel, interactive marketing SaaS solutions and related professional services. For example, we rely on bandwidth providers, ISPs, mobile providers and social networks to deliver messages to consumers on behalf of our clients. Any errors or defects in third-party hardware, software or infrastructure could result in errors, interruptions or a failure of our SaaS solutions. Furthermore, this hardware, software and infrastructure may not continue to be available on commercially reasonable terms, or at all. The loss of the right to use any of this hardware, software or infrastructure could limit access to our SaaS solutions.

We currently serve our clients from two third-party data center hosting facilities located in Indianapolis, Indiana and one in Las Vegas, Nevada. Although our network infrastructure is generally redundant in each of our data centers, our data storage and operational capabilities are not fully redundant across data centers. The owners and operators of these facilities do not guarantee that our clients’ access to our solutions will be uninterrupted, error-free or secure. We do not control the operation of these facilities, and such facilities are vulnerable to damage or interruption from a tornado, earthquake, fire, cyber-attack, terrorist attack, power loss, telecommunications failure or similar catastrophic events. They also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the delivery of our solutions. If for any reason our arrangement with one or more of the third-party data centers we use is terminated, we could incur additional expense in arranging for new facilities and support. In addition, the failure of the data centers to meet our capacity requirements could result in interruptions in the availability of our SaaS solutions or impair the functionality of our SaaS solutions, which could adversely affect our business.

Errors, defects, disruptions or other performance problems with the delivery of our suite of cross-channel, interactive marketing SaaS solutions may reduce our revenue, harm our reputation and brand and adversely affect our contract renewals and our ability to attract new clients. In addition, some of our client agreements require us to issue credits for downtime in excess of certain thresholds, and in some instances give our clients the ability to terminate the agreements in the event of significant amounts of downtime. Our business, growth prospects and operating results will also be harmed if our clients and potential clients are not confident that our solutions are reliable.

As we add data centers and increase capacity in data centers to accommodate increased demand, our costs and expenses associated with these efforts may adversely affect our operating results, liquidity and financial condition.

The markets in which we participate are highly competitive, and pricing pressure or other competitive dynamics, which could include clients developing their own solutions, could adversely affect our business and operating results.

The markets for interactive marketing solutions are fragmented, highly competitive and rapidly changing. With the introduction of new technologies and potential new entrants into these markets, we expect competition to intensify in the future, which could harm our ability to increase sales and maintain our margins. We provide interactive marketing solutions to a broad array of clients, ranging from enterprises to small businesses. We have a number of competitors, including Aprimo, Inc. (which was acquired by Teradata Corporation in 2011), CheetahMail Inc. (a subsidiary of Experian Group Limited), e-Dialog Inc. (a subsidiary of eBay, Inc.), Eloqua Limited, Epsilon Data Management, LLC (a subsidiary of Alliance Data Systems Corporation), Marketo, Inc., Responsys, Inc., Silverpop Systems Inc., StrongMail Systems, Inc., Unica Corporation (which was acquired by International Business Machines Corporation in 2010) and Yesmail (a division of infoGROUP Inc.). To a lesser degree, we compete with a number of email marketing providers focused on the small business market. We also face competition from social media marketing providers, such as Buddy Media, Inc. and Radian6 Technologies, Inc. (which were acquired by salesforce.com, inc. in 2012 and 2011, respectively), and from mobile marketing service providers, as well as from in-house solutions that our current and prospective clients may develop.

We may also face competition from new companies entering our markets, which may include large established businesses, such as Adobe Systems Incorporated, Amazon.com, Inc., Google Inc., Oracle Corporation or salesforce.com, inc., each of which currently offers, or may in the future offer, interactive marketing or related applications such as applications for customer relationship management, analysis of Internet data and marketing automation. Google Inc. and Oracle Corporation have recently acquired companies offering social media marketing services. If these or other companies decide to develop, market or resell competitive interactive marketing products or services, acquire one of our competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be compromised, and our operating results could be harmed. Furthermore, we believe that our industry may experience further consolidation, which could lead to increased competition and result in pricing pressure or loss of market share, either of which could have a material adverse effect on our business, limit our growth prospects or reduce our revenue.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, may be able to devote greater resources to the development, promotion, sale and support of their products and services than we can, may have more extensive customer bases and broader customer relationships than we have and may have longer operating histories and greater name recognition than we have. In some cases, these companies may choose to offer interactive marketing applications at little or no additional cost to the customer by bundling them with their existing applications. If we are unable to compete with such companies, the demand for our suite of cross-channel, interactive marketing SaaS solutions and related professional services could decline and adversely affect our business, operating results and financial condition.

If we fail to effectively expand our sales and marketing capabilities and teams, we may not be able to increase our client base and achieve broader market acceptance of our SaaS solutions.

Increasing our client base and achieving broader market acceptance of our suite of cross-channel, interactive marketing SaaS solutions will depend on our ability to expand our sales and marketing teams and their capabilities to obtain new clients and sell additional products and services to existing clients. We believe there is significant competition for direct sales professionals with the skills and technical knowledge that we require, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future. Our ability to achieve significant future revenue growth will depend on our success in recruiting, training and retaining sufficient numbers of direct sales professionals. New hires require significant training and time before they become fully productive, and may not become as productive as quickly as we anticipate. Our growth prospects will be harmed if our efforts to expand, train and retain our direct sales team do not generate a corresponding significant increase in revenue.

In addition to our direct sales team, we also extend our global sales distribution through relationships with more than 500 marketing service providers. These providers do not have exclusive relationships with us, and we cannot be certain that these partners will prioritize or provide adequate resources for selling our solutions. Establishing and retaining qualified partners and training them in our solutions requires significant time and resources. If we are unable to devote sufficient time and resources to establish and train these partners, or if we are unable to maintain successful relationships with them, our business could be adversely affected.

Because our long-term growth strategy involves further expansion of our sales to clients outside the United States, our business will be susceptible to risks associated with international operations.

A key component of our growth strategy involves the further expansion of our operations and client base internationally. We currently have offices in the United Kingdom, Australia, Brazil, and Germany. As we continue to expand the sales of our suite of cross-channel, interactive marketing SaaS solutions to clients outside the United States, our business will be increasingly susceptible to risks associated with international operations. Among the risks and challenges we believe are most likely to affect us with respect to international expansion are:

•

difficulties and expenses associated with the continued adaptation of our suite of cross-channel, interactive marketing SaaS solutions for international markets, including translation into foreign languages;

•	difficulties in staffing and managing foreign operations and the increased travel, real estate, infrastructure and legal compliance costs associated with international operations;

•	burdens of complying with applicable laws and regulations, including regional data privacy laws and anti-bribery laws such as the Foreign Corrupt Practices Act;

•	in some countries, a less-developed set of rules and infrastructure for online and mobile communications;

•	our ability to secure local communications and data center services and to successfully deliver communications to international ISPs and mobile carriers;

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash;

•	currency exchange rate fluctuations;

•	difficulties in enforcing contracts;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	trade restrictions;

•	laws and business practices favoring local competitors or general preferences for local vendors;

•	lesser degrees of intellectual property protection;

•	political instability or terrorist activities;

•	legal systems subject to undue influence or corruption;

•	business cultures in which improper sales practices may be prevalent; and

•	continuing economic instability in Europe.

We have a limited operating history outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business. In addition, we have limited experience in marketing, selling and supporting our suite of cross-channel, interactive marketing SaaS solutions and services abroad, which increases the risk that our future expansion efforts will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, operating results and reputation will be adversely affected. Additionally, operating in international markets requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish operations in other countries will result in adequate revenue and profitability levels.

Our business could be adversely affected if our clients are not satisfied with our SaaS solutions, our implementation and integration of our solutions or our professional services.

Our business depends on our ability to satisfy our clients and meet their business needs. If a client is unsatisfied, we could lose the client, we could incur additional costs to remedy the situation, or the profitability of our relationship with that client may be impaired. Negative publicity resulting from issues related to our client relationships, regardless of accuracy, may damage our business by adversely affecting our ability to attract new clients and maintain and expand our relationships with existing clients.

In addition, supporting enterprise clients could require us to devote significant development services and support personnel, which could strain our team and infrastructure, and reduce our profit margins. If we are unable to address the needs of these clients in a timely fashion or further develop and enhance our solutions, these clients may seek to terminate their relationships with us, not renew their subscriptions, renew their subscriptions on less favorable terms or not purchase additional features or solutions. If any of these were to occur, our revenue may decline, we may not realize future growth and our operating results may be materially and adversely affected.

If we fail to respond to evolving technological requirements or to introduce adequate enhancements and new features, our SaaS solutions could become obsolete or less competitive.

To remain a leading global provider of cross-channel, interactive marketing SaaS solutions, we must continue to invest in research and development of new solutions and enhancements to our existing solutions. The process of developing new technologies, products and services is complex and expensive. Our industry is characterized by rapidly changing technologies, standards, regulations and client requirements and frequent product enhancements and introductions. The introduction of new solutions by our competitors, the market acceptance of competitive solutions based on new or alternative technologies or the emergence of new industry standards could render our solutions obsolete or less effective. In addition, other means of interactive marketing may be developed or adopted in the future, and our solutions may not be compatible with these new marketing channels. The success of any enhancement or new solution depends on several factors, including timely completion, adequate quality testing, introduction and market acceptance. Any new solution or feature that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to anticipate client requirements, successfully develop or acquire new solutions or features in a timely manner or enhance our existing solutions to meet our clients’ requirements, our business and operating results may be adversely affected.

We may experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results may not be indicative of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our common stock could decline.

In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:

•	changes in spending on interactive marketing technologies by our current or prospective clients;

•	the volume of utilization above contracted levels for a particular quarter and the amount of any associated additional revenue earned;

•	client renewal rates, and the pricing and volume commitments at which agreements are renewed;

•	clients delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	budgeting cycles of our clients;

•	changes in the competitive dynamics of our industry, including consolidation among competitors or clients;

•	long or delayed implementation times for new clients;

•

the amount and timing of operating expenses, particularly research and development and sales and marketing expenses (including commissions and bonuses associated with performance), unforeseen product execution costs, employee benefit expenses and expenses related to the expansion of our business, operations and infrastructure;

•	changes in the levels of our capital expenditures;

•	the amount and timing of costs associated with recruiting, training and integrating new employees; and

•	failure to successfully manage any acquisitions or the incurrence of write-downs, impairment charges or unforeseen liabilities in connection with acquisitions.

We may not be able to accurately forecast the amount and mix of future subscriptions, revenue and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors.

Because we recognize subscription revenue from our clients over the terms of their agreements and most of the costs associated with such agreements are incurred up front, rapid increases in new clients and expanding sales to existing clients may cause an adverse impact on our short-term operating income and cash flows and may cause our operating results to be difficult to predict.

The majority of our subscription revenue in a quarter is derived from client agreements entered into in previous quarters. Significant selling activity in a quarter may result in little incremental recognized revenue and client cash receipts during that quarter, but results in the recognition of related commissions and sales and company bonuses due to immediate expense recognition. In addition, it takes several months to ramp up a professional services consultant to full productivity and, as a result, we generally must increase our professional services capacity ahead of the recognition of associated professional services revenue, which can result in lower margins in a period of significant hiring. The timing of revenue and expense recognition and associated cash flows may result in an adverse impact on our short-term operating income and cash flows and may also make it more difficult to accurately predict current quarter operating results. The resulting variations in our operating income, earnings per share, cash flows from operating activities and other financial metrics and non-financial metrics could harm the price of our common stock if they do not meet the expectations of the public market, securities analysts or investors.

Shifts over time in the mix of sizes or types of organizations that purchase our solutions or changes in the types of solutions purchased by our clients could negatively affect our operating results.

Our strategy is to sell our suite of cross-channel, interactive marketing SaaS solutions to organizations of all sizes. While we serve all of our clients from our single SaaS platform, our profit margins can vary depending on numerous factors, including the number of clients using our SaaS solutions, the complexity and frequency of their use, the level of utilization, the volume of messages sent, the amount of stored data and the level of professional services and support required by a client. For example, because our professional services offerings typically have a higher cost of revenue than subscriptions to our SaaS solutions, any increase in sales of professional services would likely have an adverse effect on our overall gross profit margin and operating results. Enterprise organizations generally require more professional services compared to small businesses and medium-sized companies and, as a result, the overall margin for our enterprise engagements may be lower. We supplement our internal professional services team with third parties to provide professional services, and our goal is to expand these relationships over time. If we are unable to expand our network of third-party service providers, or if we are unable to retain existing third-party service providers, some of which have accumulated valuable knowledge and experience with our solutions, we will likely have to expand our internal team to meet the needs of our clients, which could increase our operating costs and result in lower gross margins. If the mix of organizations that purchase our solutions changes, or the mix of solution components purchased by our clients changes, our profit margins could decrease and our operating results could be adversely affected.

As the number of enterprise clients that we serve increases, we may encounter implementation challenges, and we may have to delay revenue recognition for some complex engagements, which would harm our business and operating results.

We may face unexpected challenges with some enterprise clients or more complicated implementations of our suite of cross-channel, interactive marketing SaaS solutions with such clients. It may be difficult or expensive to implement our SaaS solutions if a client has unexpected data, hardware or software technology challenges, or complex or unanticipated business requirements. In addition, prospective enterprise clients may require acceptance testing related to implementation of our SaaS solutions. Implementation delays may also require us to delay revenue recognition until the technical or implementation requirements have been met. Any difficulties or delays in the initial implementation could cause clients to delay or forego future purchases of our solutions, in which case our business, operating results and financial condition would be adversely affected.

We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees, including in the areas of research and development, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. We also are dependent on the continued service of our existing development professionals because of the complexity of our solutions. We may terminate any executive officer’s employment at any time, with or without cause, and any executive officer may resign at any time, with or without cause. We do not maintain key man life insurance on any of our employees. The loss of one or more of our key employees could harm our business.

Because competition for key employees is intense, we may not be able to attract and retain the highly-skilled employees we need to support our operations and future growth.

Competition for executive officers, software developers and other key employees in our industry is intense. In particular, we compete with many other companies for executive officers, for software developers with high levels of experience in designing, developing and managing software, as well as for skilled sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need. Job candidates and existing employees often consider the actual and potential value of the equity awards they receive as part of their overall compensation. Thus, if the perceived value or future value of our stock declines, our ability to attract and retain highly skilled employees may be adversely affected. In addition, upon the expiration of the lock-up period related to our initial public offering, and subject to black-out periods under our insider trading policy, many of our existing employees may exercise vested options and sell our stock, which may make it more difficult for us to retain key employees. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be harmed.

We derive a significant portion of our revenue from clients in the retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale industries, and any downturn in these industries could harm our business.

A significant portion of our revenue is derived from clients in the retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale industries. Any downturn in any of these industries may cause our clients to reduce their spending on interactive marketing solutions, delay or cancel interactive marketing projects or seek to terminate or renegotiate their contracts with us. Also, the increased pace of consolidation in any of these industries may result in reduced overall spending on our solutions. In particular, if our clients are acquired by entities that are not our clients, that use fewer of our solutions or that choose to discontinue, reduce or change the terms of their use of our solutions, our business and operating results could be materially and adversely affected.

Our sales cycle can be unpredictable, time-consuming and expensive, which could harm our business and operating results.

Our sales efforts involve educating prospective clients and our existing clients about the use, technical capabilities and benefits of our solutions. Some clients, particularly in the enterprise market, undertake a prolonged solution-evaluation process, which frequently involves not only our solutions but also those of our competitors. As we continue to pursue enterprise clients, we may face greater costs, longer sales cycles and less predictability in completing such sales. We may spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. It is also difficult to predict the level and timing of sales that come from our indirect sales channel of marketing service providers since these resellers do not exclusively sell our solutions. Events affecting our clients’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and operating results.

Uncertain or weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends on domestic and worldwide economic conditions, which may remain challenging for the foreseeable future. Financial developments seemingly unrelated to us or to our industry may adversely affect us. The U.S. economy and other key international economies have been impacted by threatened sovereign defaults and ratings downgrades, falling demand for a variety of goods and services, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. These conditions affect the rate of information technology spending and could adversely affect our clients’ ability or willingness to purchase our suite of cross-channel, interactive marketing SaaS solutions and services, delay prospective clients’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our operating results. We cannot predict the timing, strength or duration of the economic recovery or any subsequent economic slowdown worldwide, in the United States, or in our industry.

Any violation of our policies or misuse of our SaaS solutions by our clients could damage our reputation and subject us to liability.

Our clients could misuse our SaaS solutions by, among other things, transmitting negative messages or website links to harmful applications, sending unsolicited commercial email, reproducing and distributing copyrighted material without permission, reporting inaccurate or fraudulent data and engaging in illegal activity. Any such use of our suite of SaaS solutions could damage our reputation and could subject us to claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our clients may use our SaaS solutions to promote their products and services in violation of federal, state and foreign laws. We rely on contractual representations made to us by our clients that their use of our SaaS solutions will comply with our policies and applicable law, including, without limitation, our Anti-Spam Policy. Although we retain the right to review customer lists and emails to verify that clients are abiding by our policies, our clients are ultimately responsible for compliance with our policies, and we do not audit our clients to confirm compliance with our policies.

We cannot predict whether the use of our SaaS solutions would expose us to liability under applicable laws or subject us to other regulatory action. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending against such claims, or our reputation may be damaged. If we are found liable in connection with our clients’ activities, we could be required to pay fines or penalties, redesign our SaaS solutions or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Federal, state and foreign laws regulating email and text messaging marketing practices impose certain obligations on the senders of commercial emails and text messages, which could reduce the effectiveness of our solutions or increase our operating expenses to the extent these laws subject us to financial penalties.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”) regulates commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act obligates each sender of commercial emails to allow recipients to opt-out of receiving future emails from the sender. In addition, the CAN-SPAM Act, regulations implemented by the Federal Communications Commission pursuant to the CAN-SPAM Act and the Telephone Consumer Protection Act (also known as the Federal Do-Not-Call law) prohibit companies from sending specified types of commercial text messages unless the recipient has opted in to the receipt of such text messages.

In addition, some states have passed laws regulating commercial email. In some cases, these laws are significantly more punitive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan have enacted do-not-email registries to protect minors from receiving unsolicited commercial email marketing adult content and other products that minors are prohibited from obtaining. Whether such state laws are preempted in whole or in part by the CAN-SPAM Act is uncertain. Furthermore, certain foreign jurisdictions, such as Australia, Canada and the European Union, have also enacted laws that regulate email. Some of these laws are more restrictive than U.S. laws.

As Internet commerce continues to evolve and grow, increasing regulation by federal, state or foreign governments may become more likely. Federal, state or foreign jurisdictions may in the future enact laws or regulations restricting the ability to conduct interactive marketing through mobile, social media and web channels. The cost to comply with such laws or regulations could be significant and would increase our operating expenses. We may be unable to pass along those costs to our clients in the form of increased subscription fees. If such restrictions require us to change one or more aspects of the way we operate our business, it could impair our ability to attract and retain clients or otherwise harm our business.

Noncompliance with any existing or future laws and regulations may subject us to significant financial penalties. If we are found to have violated these laws or regulations or if our clients are found to have violated these laws or regulations, we could be required to pay penalties, which would adversely affect our financial performance and harm our reputation and our business.

Regulation of the Internet and the lack of certainty regarding the application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business over the Internet. It is often not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet, as these laws have in some cases failed to keep pace with technological change. Recently-enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to websites or other social media services. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

If we are unable to protect our proprietary technology and intellectual property, our business could be adversely affected.

Our success is dependent upon our ability to protect our proprietary technology and intellectual property, which may require us to incur significant costs. We rely on a combination of confidentiality obligations in contracts, patents, copyrights, trademarks, service marks, trade secret laws and other contractual restrictions to establish and protect our proprietary rights. In particular, we enter into confidentiality and invention assignment agreements with all of our employees and consultants and enter into confidentiality agreements with the parties with whom we have business relationships in which they will have access to our confidential information. No assurance can be given that these agreements or other steps we take to protect our intellectual property will be effective in controlling access to and distribution of our solutions and our confidential and proprietary information. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized uses of our intellectual property. Despite our precautions, it may be possible for third parties to copy our solutions and use information that we regard as proprietary to create products and services that compete with ours. Third parties may also independently develop technologies that are substantially equivalent or superior to our solutions. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our solutions may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our solutions and proprietary information may increase.

In some cases, litigation may be necessary to enforce our intellectual property rights or to protect our trade secrets. Litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and exposing us to significant damages or injunctions. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting less-advanced or more-costly technologies into our solutions or harm our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms or at all.

We cannot be certain that any patents will be issued with respect to our current or potential patent applications.

As of June 30, 2012, we had nine patent applications pending in one or more jurisdictions and no issued patents. We do not know whether any of our patent applications will result in the issuance of patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceed to issuance as a patent, any such future patent may be opposed, contested, circumvented, designed around by a third party or found to be invalid or unenforceable. The process of seeking patent protection can be lengthy and expensive. Some of our technology is not covered by any patent or patent application.

We have entered into a non-exclusive license that allows us to utilize methods covered by a business process patent held by a third party in providing our solutions, and our inability to maintain that license could have a material adverse effect on the functionality of our solutions, which would adversely affect our revenues and results of operations.

We have entered into a license agreement with Hula Holdings, LLC and Subscribermail, LLC (which was acquired by Harland Clarke Corp. in 2010) under which we have a non-exclusive license to use methods covered by a patent owned by Hula Holdings, LLC and licensed to Subscribermail, LLC for multi-level email methodology. The license will survive for the term of the patent, which will expire in 2021. If we were to lose the license for any reason, the functionality of our solutions may decline, which would have a material adverse effect on our revenue, financial condition and results of operations. Because the license is non-exclusive, our competitors may have access to this methodology.

We may be sued by third parties for alleged infringement of their proprietary rights or for other intellectual property related claims.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property and proprietary rights. Companies in our industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. As a result, our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, we have received threatening letters or notices or may be the subject of claims that our solutions and underlying technology infringe or violate the intellectual property rights of others, and we may be found to be infringing upon such rights. For example, one company with which we have a license has asserted that it may be a violation of a sublicensing prohibition contained in that license for us to use our platform to provide services to customers through our reseller and agency partners.

Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions or require that we comply with other unfavorable terms. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

Indemnity provisions in our subscription agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

In our subscription agreements with our clients, we agree to indemnify our clients against any losses or costs incurred in connection with claims by a third party alleging that a client’s use of our services infringes the intellectual property rights of the third party. Companies in the software industry, including those that provide SaaS solutions, frequently face infringement threats from non-practicing organizations (sometimes referred to as “patent trolls”) filing lawsuits for patent infringement. Six of our clients have notified us of claims brought against them for infringement by such a patent troll and five have requested indemnification or indicated that they may seek redress from us under the indemnification provisions of our contracts with them. Other clients facing infringement claims who are accused of infringement may in the future seek indemnification from us under the terms of our contracts. If such claims are successful, or if we are required to indemnify or defend our clients from these or other claims, these matters could be disruptive to our business and management and have a material adverse effect on our business, operating results and financial condition.

We use open source software in our solutions, which may subject us to litigation or other actions that could adversely affect our business.

We use open source software in our solutions and may use more open source software in the future. In the past, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our applications, discontinue sales or take other remedial action, any of which could adversely affect our business.

If we are unable to integrate our SaaS solutions with certain third-party applications, the functionality of our solutions could be adversely affected.

The functionality of our solutions depends on our ability to integrate them with third-party applications and data management systems used by our clients to obtain consumer data. In addition, we rely on access to third-party APIs to provide our social media channel offerings through social media platforms. Third-party providers of marketing applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications and APIs and access to those applications and platforms in a manner adverse to us, including by charging higher fees. Such changes could limit our ability to integrate or could prevent us from integrating our software with these third-party applications and platforms, which could impair the functionality of our software and harm our business. Further, if we fail to integrate our software with new third-party applications and platforms that our clients use for marketing purposes, or if we fail to adapt to the data transfer requirements of such third-party applications and platforms, demand for our solutions could decrease, which would harm our business and operating results.

The market forecasts included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you that our business will grow at similar rates, or at all.

The market forecasts included in this prospectus, including the forecasts by Forrester and Gartner, Inc. (“Gartner”), are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. This risk also applies to forecasts of anticipated spending on interactive marketing channels. Market data and forecasts relating to international spending on interactive marketing are even more limited than data for the U.S. market. If the forecasts of market growth or anticipated spending prove to be inaccurate, our business and growth prospects could be adversely affected. Even if the forecasted growth occurs, our business may not grow at a similar rate, or at all. Our future growth is subject to many factors, including our ability to successfully implement our business strategy, which itself is subject to many risks and uncertainties. Accordingly, the forecasts and market data in this prospectus should not be taken as indicative of our future growth.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, which could adversely affect our operating results and cash flows.

As of June 30, 2012, we had $74.0 million of net operating loss carry-forwards and $10.2 million of net operating loss carry-forwards from unrecognized stock option exercise deductions. Utilization of these net operating loss carry-forwards depends on many factors, including our future income, which cannot be assured. Our loss carry-forwards begin to expire in 2029. In addition, Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carry-forwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Although we have undergone one or more ownership changes as a result of prior financings, we believe that any such change in ownership and the corresponding annual limitation likely will not prevent us from using our current net operating losses in any significant or material way. However, future ownership changes or future regulatory changes could limit our ability to utilize our net operating loss carry-forwards. To the extent we are not be able to offset our future income against our net operating loss carry-forwards, this would adversely affect our cash flows.

Tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our solutions and adversely impact our business.

The application of federal, state, local and international tax laws to services and products provided electronically is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services and products provided over the Internet or via email, which could discourage the use of the Internet and email as a means of commercial marketing, adversely affecting the viability of our solutions. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and interest for past amounts. For example, if tax authorities reclassify as employees the third-party professional services consultants we engage as independent contractors, we may be subject to retroactive taxes and penalties for failure to withhold federal or state income tax or Federal Insurance Contributions Act payments, and failure to provide workers’ compensation insurance with respect to such third-party professional services consultants. In addition, if we are unsuccessful in collecting required taxes from our clients, we could be held liable for such costs, thereby adversely impacting our operating results and cash flows.

As a public company, our business is subject to regulations regarding corporate governance, disclosure controls, internal control over financial reporting and other compliance areas that increase both our costs and the risk of noncompliance with applicable laws.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

and the rules and regulations of the New York Stock Exchange (“NYSE”). Being subject to these rules and regulations has increased our legal, accounting and financial compliance costs, made some activities more difficult, time-consuming and costly and also placed significant additional strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2013, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and, if we are no longer an “emerging growth company” under the JOBS Act, our independent registered public accounting firm, to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for such year, as required by Section 404 of the Sarbanes-Oxley Act. This will require us to incur substantial accounting expense and expend significant management efforts. We have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses or significant deficiencies are found.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

There may be limitations on the effectiveness of our controls and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected.

Implementing any required changes to our disclosure controls or internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our controls. Failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. In the event that our disclosure controls or internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results which could cause our stock price to decline.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Financial accounting standards may change or their interpretation may change. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change becomes effective. Changes to existing rules or the re-examining of current practices may adversely affect our reported financial results or the way we conduct our business. Accounting for revenue from sales of our solutions is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve as the Financial Accounting Standards Board (the “FASB”) continues to consider applicable accounting standards in this area.

We may not be able to secure sufficient additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to pursue business opportunities or acquisitions or respond to challenges and unforeseen circumstances. We may also decide to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to secure additional debt or equity financing in a timely manner, on favorable terms, or at all. Any debt financing we obtain in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Immediately after this offering, the holders of an aggregate of 32,752,765 shares of our common stock outstanding as of June 30, 2012 will have rights, subject to some conditions, to require us to include their shares in registration statements that we may file for ourselves or our stockholders. If these holders exercise such registration rights and require us to include their shares in a registration statement that we propose to file, and the managing underwriter advises us that the inclusion of all shares requested by the holders would interfere with the successful marketing of the securities in such registration, the securities to be included in such registration are to be allocated to the holders first and the number of shares we propose to sell would be reduced.

Catastrophic events may disrupt our business.

We rely heavily on our network infrastructure and information technology systems for our business operations. A disruption or failure of these systems in the event of a tornado, earthquake, fire, cyber-attack, terrorist attack, power loss, telecommunications failure or other similar catastrophic event could cause system interruptions, delays in the delivery of our clients’ interactive marketing communications, reputational harm and loss of critical data or could prevent us from providing our interactive marketing solutions to our clients. Our system hardware is co-located in three data centers operated by third parties in Indianapolis, Indiana and Las Vegas, Nevada. A catastrophic event that results in the destruction or disruption of any of these data centers, or our network infrastructure or information technology systems, could affect our ability to conduct normal business operations and adversely affect our operating results.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the public offering price.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control. In addition to the other risk factors described herein, these factors include:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial guidance we may provide to the public, any changes in such guidance, our failure to meet any such guidance or any changes in analysts’ recommendations;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of software or other technology companies, particularly companies in our industry;

•	the addition or loss of significant clients;

•	fluctuations in the trading volume of our common stock or the size of our public float;

•	announcements by us with regard to the effectiveness of our internal controls and our ability to accurately report our financial results;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	general economic, legal, regulatory and market conditions unrelated to our performance;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

If the market price of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment in our common stock and may lose some or all of your investment. In addition, the stock markets have experienced extreme fluctuations in price and trading volume that have caused and will likely continue to cause the stock prices of many technology companies to fluctuate in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of declining stock prices. If we were to become involved in securities litigation, we could face substantial costs and be forced to divert resources and the attention of management from our business, which could adversely affect our business.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts only recently began to cover us and may cease to do so. If securities or industry analysts cease to cover our company, the trading price of our stock could decline. A downgrade of our stock or the publication of inaccurate or unfavorable research about our business would likely cause our stock price to decline. If one or more of these analysts cease to cover our company or fail to publish reports about us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that they might occur, could reduce the price that our common stock might otherwise attain.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. We have a small public float relative to the total number of shares of our common stock that are issued and outstanding, and a substantial majority of our issued and outstanding shares are currently restricted as a result of securities laws, lock-up agreements or other contractual provisions that restrict transfers.

After this offering, there will be outstanding 66,038,276 shares of our common stock, based on the number of shares outstanding as of June 30, 2012. This includes the 6,500,000 shares that the selling stockholders are selling in this offering and the 9,775,000 shares sold in our initial public offering, all of which may be resold in the public market on the NYSE.

All of the remaining 49,763,276 outstanding shares after this offering are subject to lock-up agreements entered into in connection with our initial public offering. The lock-up period under these agreements expires on September 17, 2012, but remains subject to extension in some circumstances.

In addition, shares owned by our executive officers and directors and the selling stockholders will be subject to lock-up agreements restricting the sale of such shares for a period of 90 days after the date of this prospectus. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated acting together may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the applicable lock-up agreements. See “Underwriting” for more information.

Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements in some cases.

In addition, the holders of an aggregate of 32,752,765 shares of our common stock outstanding as of June 30, 2012 will have rights immediately after this offering, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Sales of substantial amounts of our common stock in the public market following the release of lock-up periods or otherwise, or the perception that these sales could occur, could cause the market price of our common stock to decline.

We may in the future issue additional equity securities, which may have a dilutive effect on your investment.

We may issue shares of our common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in ownership dilution to our existing stockholders and cause the trading price of our common stock to decline. Moreover, any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years from March 21, 2012, the date of our initial public offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur at the end of the fiscal year during which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result of such exemptions, there may be a less active trading market for our common stock and our stock price and trading volume may decline.

Under Section 107(b) of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that our stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	our board of directors has the right to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	our directors are not elected by cumulative voting; cumulative voting would allow less than a majority of stockholders to elect director candidates;

•	advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders meeting is required;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•

our board of directors may issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, certain rights of which could be senior to those of our common stock;

•	stockholders do not have the right to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•

approval of at least two thirds of the shares entitled to vote at an election of directors is required to amend or repeal, or adopt any provision inconsistent with, our amended and restated bylaws or the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors; and

•	directors may be removed from office only for cause.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own, within three years prior to the determination of interested stockholder status, 15% or more of a corporation’s voting stock.

These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and the DGCL could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price of our common stock being lower than it otherwise would be.

Our directors, executive officers and principal stockholders will collectively own approximately 53% of our outstanding common stock after this offering and will continue to have substantial control over the company.

Upon completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 53% of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control our management and affairs. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock. Our existing credit facilities prohibit us from paying dividends, and any future financing agreements may also restrict our ability to pay dividends. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 21E of the Exchange Act. All statements contained in this prospectus are forward-looking statements, except for statements of historical fact, including statements regarding our future results of operations and financial position, and statements that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future. In some cases, forward-looking statements can be identified by various forms of words such as “believe,” “may,” “might,” “could,” “will,” “should,” “seek,” “estimate,” “continue,” “anticipate,” “project,” “intend,” “deliver,” “expect,” “forecast,” “goals,” “objectives,” “targets,” “plans,” “potential,” “scheduled” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations, objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment where new risks emerge from time to time. Our management cannot predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In addition to causing our actual results to differ, such risks and factors may cause our intentions to change from those statements of intention set forth in this prospectus. Such changes in our intentions may also cause our results to differ. We may change our intentions at any time and without notice based upon changes in such factors, our assumptions or otherwise. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. Forward-looking statements speak only as of the date they are made. We disclaim any obligation to and do not intend to update any forward-looking statements or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and information concerning our industry, including market position, market size and growth rates of the markets in which we participate, that are based on industry publications and reports, including those generated by Forrester, the Direct Marketing Association and Gartner. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates as there is no assurance that any of them will be achieved. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable. A variety of factors, including those described under “Risk Factors,” could cause results to differ materially from those expressed in these publications and reports.

The statement in this prospectus attributable to Gartner represents data published as part of a syndicated subscription service, by Gartner, and is not a representation of fact. Such statement speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in Gartner publications are subject to change without notice.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any dividends in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors considers relevant.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been trading on the NYSE under the symbol “ET” since March 22, 2012. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $19.00 per share on March 21, 2012. The following table sets forth for the periods indicated the high and low sales prices of our common stock on the NYSE.

	High	Low
2012
Third Quarter (through September 6, 2012)	$24.88	$19.87
Second Quarter	27.91	18.53
First Quarter (beginning March 22, 2012)	29.88	22.50

On September 6, 2012, the last reported sale price of our common stock on the NYSE was $21.85 per share. As of September 5, 2012, there were 202 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2012:

You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of June 30, 2012
(unaudited)
(in thousands, except shares)
Cash and cash equivalents	$211,555

Stockholders’ equity:
Common stock; $0.0005 par value: 300,000,000 shares authorized and 66,038,276 shares issued and outstanding	33
Additional paid-in capital	420,377
Accumulated other comprehensive loss	(1,413)
Accumulated deficit	(153,423)

Total stockholders’ equity	265,574

Total capitalization	$265,574

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data included in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statements of operations and comprehensive loss data for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheet data as of December 31, 2010 and 2011, were derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income (loss) data for the years ended December 31, 2007 and 2008, and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009, were derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2011 and 2012, and the unaudited consolidated balance sheet data as of June 30, 2012, were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year or for any other period.

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Income (Loss) Data:
Revenue	$48,005	$72,342	$95,443	$134,267	$207,493	$92,862	$133,375
Cost of revenue(1)	12,236	20,094	30,772	43,894	70,195	31,284	47,649

Gross profit	35,769	52,248	64,671	90,373	137,298	61,578	85,726

Operating expenses:
Sales and marketing(1)	19,991	28,397	39,276	63,978	93,559	42,587	52,580
Research and development(1)	8,114	9,901	14,845	27,400	41,390	18,391	22,833
General and administrative(1)	3,662	7,436	13,397	17,159	25,985	11,181	17,246

Total operating expenses	31,767	45,734	67,518	108,537	160,934	72,159	92,659

Operating income (loss)	4,002	6,514	(2,847)	(18,164)	(23,636)	(10,581)	(6,933)
Other income (expense), net	151	34	75	(53)	(1,001)	(589)	(352)

Income (loss) before taxes	4,153	6,548	(2,772)	(18,217)	(24,637)	(11,170)	(7,285)
Income tax expense (benefit)	1,691	2,989	(777)	(6,127)	10,798	(4,202)	—

Net income (loss)	2,462	3,559	(1,995)	(12,090)	(35,435)	(6,968)	(7,285)
Adjustment for redemption of preferred stock	(88)	—	(58,601)	—	—	—	—
Preferred stock dividend	(224)	—	(490)	—	—	—	—

Net income (loss) available to common stockholders	$2,150	$3,559	$(61,086)	$(12,090)	$(35,435)	$(6,968)	$(7,285)

Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	(86)	(17)	(948)	262	(362)

Comprehensive income (loss)	$2,150	$3,559	$(61,172)	$(12,107)	$(36,383)	$(6,706)	$(7,647)

Net income (loss) per common share:
Basic	$0.21	$0.33	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)
Diluted	$0.06	$0.09	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)
Weighted average number of common shares outstanding—basic	10,326,744	10,468,926	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884
Weighted average number of common shares outstanding—diluted	40,338,714	40,719,294	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884

(1)	Cost of revenue and operating expenses include the following amounts related to stock-based compensation:

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands)
Cost of revenue	$57	$215	$416	$664	$1,055	$493	$672
Sales and marketing	79	320	813	1,413	2,265	1,000	1,548
Research and development	149	257	528	1,147	1,511	673	780
General and administrative	64	191	1,589	1,201	2,123	846	1,953

Total stock-based compensation	$349	$983	$3,346	$4,425	$6,954	$3,012	$4,953

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2012
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,246	$4,968	$34,342	$22,804	$60,705	$211,555
Working capital (deficit)	(1,233)	(2,425)	26,027	305	38,195	191,183
Total assets	32,459	43,171	94,326	122,957	193,284	346,811
Total liabilities	22,351	26,659	39,256	66,554	95,543	81,237
Redeemable convertible preferred stock	11,760	11,760	33,038	33,038	63,000	—
Total stockholders’ equity (deficit)	(1,652)	4,752	22,032	23,365	34,741	265,574

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus. Unless otherwise indicated, all references to 2009, 2010 and 2011 mean our fiscal year ended December 31, 2009, 2010 and 2011, as applicable.

Overview

We are a leading global provider of cross-channel, interactive marketing SaaS solutions that empower organizations of all sizes to communicate with their customers through the interactive channels they use most — email, mobile, social media and websites. Our solutions provide marketers with a broad and powerful suite of integrated applications to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications to drive customer engagement, increase sales and improve their return on marketing investment. Our direct client base consists of organizations ranging from enterprises to small businesses in numerous industries, including retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale and marketing service providers. Our direct client base includes marketing service providers that extend our global sales distribution by reselling our solutions to several thousand additional organizations.

We provide our solutions primarily through annual and multi-year subscriptions based on the volume of contracted utilization, level of functionality, number of interactive marketing channels, number of users and level of customer support. Clients are charged additional usage-based fees for utilization above the contracted level. Our subscription-based model and track record of long-term client relationships have allowed us to achieve dollar-based subscription revenue renewal rates of over 100% in 2009, 2010, 2011 and for the six months ended June 30, 2012 over the prior year period and provide us significant revenue visibility.

We believe that the demand for cross-channel, interactive marketing SaaS solutions is significant and growing, driven by organizations’ desire to develop a unified, cross-channel view of their customers to drive real-time, relevant engagement through email, mobile, social media and websites. We anticipate that organizations will continue to increase their use of cross-channel marketing SaaS solutions to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications. We believe the market for our suite of cross-channel, interactive marketing SaaS solutions will become larger as organizations adopt cross-channel, interactive marketing. We also believe significant opportunity exists in new markets worldwide that are unserved or underserved by existing providers. We intend to increase our direct global presence in international markets to serve our multinational clients and win new clients in these markets. We also believe opportunities to acquire companies and technologies to expand the functionality of our solutions will emerge, providing access to new clients or markets, or both.

We face a number of risks in the execution of our strategy, including our potential failure to manage our domestic and international growth effectively, inability to attract new clients and retain existing clients, inability to achieve and sustain profitability and the overall impact of uncertain economic conditions. Due to the size and expected growth of the market opportunity, we recognize that we may face increased competition from established vendors and potential new entrants in our markets. We believe the expansion of our suite of cross-channel, interactive marketing SaaS solutions have been important in winning new clients and cross selling into our existing client base. While email continues to be the primary interactive marketing channel for our clients and represents a substantial majority of our total revenue, revenue from our mobile, social media and sites solutions is growing at a faster pace than email.

We were founded in December 2000, and initially focused on providing email marketing solutions to small and medium-sized clients. Since that time, we have expanded our solutions offerings to serve the enterprise market. In 2007, we broadened our product strategy to expand beyond email into emerging cross-channel, interactive marketing technologies such as mobile, landing pages and microsites. In 2010, we further expanded our cross-channel, interactive marketing capabilities with the acquisition of the enterprise social media management platform, SocialEngage (formerly CoTweet Enterprise). Additionally, we continued to develop and improve our proprietary, cloud-based platform, expanding our integration framework to enable third-party marketing technology providers to embed our technology into their solutions and build applications on our platform. In 2011, we made our Interactive Marketing Hub generally available to clients, providing a broad and powerful suite of cross-channel, interactive marketing SaaS solutions to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications.

We have achieved 46 consecutive quarters of sequential revenue growth since our inception in December 2000. In 2009, 2010, 2011 and the six months ended June 30, 2012, our revenue was $95.4 million, $134.3 million, $207.5 million and $133.4 million, respectively, representing period-over-period growth of 32%, 41%, 55% and 44%, respectively. We were profitable for the first time during the year ended December 31, 2006 and recorded operating income between 8% and 9% of revenue each year from 2006 through 2008. In 2009, we raised significant private capital and implemented a strategy focused on increased investments in sales, marketing, research and development activities and international expansion. This investment strategy has accelerated our revenue growth and has also resulted in operating losses. We have established a direct presence in international markets through acquisitions of resellers in the United Kingdom, Australia and Brazil, and subsequent investments in each of these operations. In August 2009, we acquired a reseller in the United Kingdom, allowing us to directly support clients in Europe including many of our U.S.-headquartered clients doing business in the region. In August 2010, we acquired an Australian reseller to extend our ability to support multinational clients in the Asia-Pacific region. In August 2011, we acquired a reseller in Sao Paulo, Brazil, to support clients in Latin America and to expand our sales in the region. Most recently, in the first quarter of 2012, we established a direct presence in Germany by opening a sales and professional services office in Munich. Revenue from outside the United States as a percentage of total revenue was 6%, 8%, 14% and 18% in 2009, 2010, 2011 and the six months ended June 30, 2012, respectively. As a result of our increased investment strategy initiated in 2009, our cash flows from operations decreased from $6.7 million in 2009 to $3.6 million in 2010 and we used $2.8 million of cash for operations in 2011. For the six months ended June 30, 2012, our cash flows from operations increased to $8.0 million. We intend to continue to expand our direct and indirect sales channels, expand our global reach, extend our suite of cross-channel, interactive marketing SaaS solutions and increase revenue from new and existing clients.

Key Metrics

We use certain key metrics to evaluate and manage our business. The following table sets forth our recurring subscription revenue, subscription revenue renewal rate and Adjusted EBITDA for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(unaudited)
	(in thousands, except renewal rate)
Recurring subscription revenue(1)	$75,231	$106,412	$160,659	$72,450	$104,129
Subscription revenue renewal rate	106%	109%	110%	>100%	>100%
Adjusted EBITDA(2)	$7,723	$(2,769)	$(59)	$32	$8,519

(1)	Recurring subscription revenue excludes revenue related to utilization above our clients’ contracted volume level of $7.9 million, $9.1 million and $10.0 million in 2009, 2010 and 2011, respectively and $5.4 million and $2.1 million for the six months ended June 30, 2011 and 2012, respectively.
(2)	Adjusted EBITDA is a non-GAAP financial measure. See “Prospectus Summary—Summary Consolidated Financial Data” for a reconciliation from net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Recurring Subscription Revenue.    As a SaaS provider, we monitor recurring subscription revenue to measure our success in executing our strategy to increase the adoption of our SaaS solutions and expand our recurring revenue streams attributable to these solutions. We expect our recurring subscription revenue to remain the most significant portion of our total revenue although its percentage of total revenue may vary from period to period due to a number of factors, including the amount of revenue recognized from utilization above the contracted level and the timing of recognition of professional services revenue. We define recurring subscription revenue as the total amount of contractually-committed subscription revenue under each of our client agreements, which excludes revenue related to utilization above the contracted level.

Subscription Revenue Renewal Rate.    Our ability to retain our clients and expand their use of our suite of cross-channel, interactive marketing SaaS solutions over time is an indicator of the stability of our revenue base and the long-term value of our client relationships. We assess our performance in this area using a metric we refer to as our subscription revenue renewal rate. This metric is calculated by dividing (a) subscription revenue (including revenue related to messaging utilization above our clients’ contracted levels, but excluding customer support) in the current period from those clients who were clients during the prior year period, including additional sales to those clients, by (b) subscription revenue (including revenue related to messaging utilization above our clients’ contracted levels, but excluding customer support) from all clients in the prior year period. This metric is calculated on a quarterly basis and, for periods longer than one quarter, we use an average of the quarterly metrics.

Adjusted EBITDA.    We monitor Adjusted EBITDA because we believe this measure provides important supplemental information regarding our operating performance and is often used by investors and analysts in their evaluation of companies such as ours. In addition, we use Adjusted EBITDA as a measurement of our operating performance because it assists us in comparing our operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. We calculate Adjusted EBITDA as net income (loss) before (1) other (income) expense, which includes interest income, interest expense and other income and expense, (2) income tax expense (benefit), (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets and (5) stock-based compensation. This non-GAAP financial measure is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures. Adjusted EBITDA reflects an additional way of viewing aspects of our operations that we believe, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting our business. For a reconciliation from net income (loss) to Adjusted EBITDA, see “Prospectus Summary—Summary Consolidated Financial Data.”

Components of Results of Operations

Revenue

We generate revenue through the sale of subscriptions to our suite of cross-channel, interactive marketing SaaS solutions and the delivery of professional services. More than 80% of our revenue in each of 2010 and 2011 and for the six months ended June 30, 2012 was derived from our enterprise, medium-sized and small business clients, with the balance attributable to marketing service providers that resell our solutions to thousands of their customers. We serve a wide range of clients across many industries and sizes, and our revenue is not concentrated within any single client or small group of clients. In each of 2009, 2010 and 2011, and for the six months ended June 30, 2012, no single client represented more than 5% of our revenue, and our largest ten clients accounted for less than 20% of our revenue in the aggregate.

Clients are typically invoiced in advance on an annual, quarterly or monthly basis, with payment due upon receipt of the invoice. Invoiced amounts are reflected on the balance sheet as accounts receivable or as cash when collected and as deferred revenue until earned and recognized as revenue ratably over the performance period. Accordingly, deferred revenue represents the amount billed to clients that has not yet been earned or recognized as revenue, pursuant to agreements entered into in current and prior periods, and does not reflect that portion of a contract to be invoiced to clients on a periodic basis for which payment is not yet due. In recent periods, more of our clients have requested monthly instead of quarterly or annual billing terms. As a result, we believe that the proportion of aggregate contract value reflected on the balance sheet as deferred revenue may continue to decrease if this trend continues.

Subscription Revenue.    Our subscriptions are based on volume of contracted utilization, level of functionality, number of interactive marketing channels, number of users and level of customer support. Utilization levels are based on the volume of email messages, short message service (“SMS”) messages, website impressions and other activities. If clients exceed the specified volume of utilization, additional fees are billed for the excess volume, generally at rates equal to or greater than the contracted minimum per-utilization fee, and are included in subscription revenue. If clients use less than the minimum contracted utilization, no rollover credit or refunds are given. Subscription agreements with our clients typically are not cancellable for a minimum period, generally one year but ranging up to three years. Our subscription revenue as a percentage of our total revenue was as follows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Subscription revenue	87%	86%	82%	84%	80%

We recognize the aggregate minimum subscription fee ratably on a straight-line basis over the subscription term, provided that an enforceable contract has been signed by both parties, access to our SaaS solutions has been granted to the client, the fee for the subscription is fixed or determinable and collection is reasonably assured. Revenue from utilization above the contracted level is recognized in the period in which the utilization occurs. As a result of new client additions and expansion of our overall client base, we believe revenue attributable to utilization above the contracted level may continue to grow in absolute dollars.

Professional Services Revenue.    Professional services revenue consists primarily of fees associated with training, implementation, integration, deliverability, campaign services and strategic consulting. Our professional services are not required for clients to utilize our suite of cross-channel, interactive marketing SaaS solutions. Depending upon the nature of the engagement, we may provide professional services over the term of the SaaS subscription or in connection with discrete projects. Revenue for our professional services engagements is recognized over the period of performance and is typically contracted on a fixed-fee basis. Our professional services revenue as a percentage of our total revenue was as follows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Professional services revenue	13%	14%	18%	16%	20%

Cost of Revenue

We allocate certain overhead expenses, such as rent, utilities, office supplies and depreciation of general office assets to cost of revenue categories based on related headcount. As a result, an overhead expense allocation is reflected in each cost of revenue category.

Cost of Subscription Revenue.    Cost of subscription revenue consists primarily of wages and benefits for software operations personnel, as well as depreciation, licensing, maintenance and support for hardware and software used in production, and co-location facilities, bandwidth and infrastructure expenses. The expenses related to co-location, bandwidth and infrastructure are affected by the number of clients using our suite of cross-channel, interactive marketing SaaS solutions, the complexity and frequency of their use, the level of utilization and the amount of stored data. In addition, these expenses are affected by our requirement to maintain high application availability. Our system hardware is co-located in two third-party operated hosting facilities in Indianapolis, Indiana and one in Las Vegas, Nevada. We expect to make further significant capital investments in the expansion and operation of our data centers and to continue to expand our business, which will increase our cost of subscription revenue in absolute dollars.

Cost of Professional Services Revenue.    Cost of professional services revenue primarily consists of wages and benefits for services personnel and related costs. Our cost of professional services revenue is significantly higher as a percentage of associated revenue than our cost of subscription revenue due to the labor costs associated with providing professional services. As it takes several months to ramp up a professional services consultant to full productivity, we generally increase our professional services capacity ahead of the recognition of associated professional services revenue, which can result in lower margins in a period of significant hiring. We expect the number of professional services personnel to increase in the future as we continue to serve more enterprise clients, resulting in higher cost of professional services revenue in absolute dollars.

Operating Expenses

We allocate certain overhead expenses, such as rent, utilities, office supplies and depreciation of general office assets to operating expense categories based on related headcount. As a result, an overhead expense allocation is reflected in each operating expense category.

Sales and Marketing.    Sales and marketing expenses consist primarily of wages and benefits for sales and marketing personnel, sales commissions, travel and meeting expenses and lead-generation marketing programs. All sales and marketing costs are expensed as incurred. In particular, sales bonuses are expensed in the period of contract signing and commissions are expensed upon contract billing. Our sales and marketing expenditures have historically been highest in the last two quarters of each year, which are periods of increased sales and marketing activity. In order to continue to grow our business and increase our brand awareness, we expect to continue investing substantial resources in our sales and marketing efforts. As a result, we expect sales and marketing expenses to increase as we invest to acquire new clients and retain and grow revenue from existing clients.

Research and Development.    Research and development expenses consist primarily of wages and benefits for product strategy, product architecture, product design, development and quality assurance personnel, and the costs of third-party development contractors. We focus our research and development efforts on usability, application performance, new features and functionality and development of emerging cross-channel marketing technologies. We expense research and development costs as incurred due to our relatively short development cycle. We expect research and development expenses to increase as we continue to enhance our product offerings.

General and Administrative.    General and administrative expenses consist primarily of wages and benefits for executive, finance and accounting, legal, human resources, internal information technology support and administrative personnel. In addition, general and administrative expenses include professional services fees, bad debt expenses and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel to support our growth. We also anticipate that we will continue to incur additional costs for personnel and for professional services including auditing and legal services, insurance and other corporate governance-related costs related to operating as a public company.

Provision for Income Taxes

We are subject to taxes in the United States as well as other tax jurisdictions in which we conduct business. Earnings from our non-U.S. activities are subject to local income tax and may be subject to current U.S. income tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. We record interest and penalties related to unrecognized tax benefits in our provision for income taxes.

As of June 30, 2012, we had recorded a full valuation allowance on our deferred tax assets. In the third quarter of 2011, we decided to explore the opportunity to launch an initial public offering and, as a result, we determined that it was no longer more likely than not that our deferred tax assets would be realized due to continued planned business investment with the proceeds of our initial public offering. We previously overcame the negative evidence provided by our recent losses by demonstrating that we had generated income in 2006, 2007 and 2008 and using that information to show our ability to generate taxable income from existing client contracts if our planned investments were not made. In making such determination, we considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Adjustment for Redemption of Preferred Stock

Adjustment for redemption of preferred stock represents the impact on earnings of the redemption of a portion of our Series A and Series B preferred stock and all of our Series C preferred stock using a portion of the proceeds from the issuance of our Series D preferred stock in 2009. When preferred stock is redeemed, the excess fair value of the consideration paid to holders of preferred stock over the carrying amount of the preferred stock (excess consideration) represents a return to the preferred stockholders. Net income used in the calculation of both basic and diluted earnings per share excludes the adjustment for redemption of preferred stock. The effect of the assumed conversion of preferred stock used in the calculation of diluted earnings per share excludes the impact of the redemption of those shares of our Series A, Series B and Series C preferred stock as their effect was anti-dilutive.

Results of Operations

The following tables set forth selected consolidated statements of operations and comprehensive loss data for each of the periods indicated and as a percentage of total revenue.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue:
Subscription revenue	$83,134	$115,553	$170,696	$77,800	$106,250
Professional services revenue	12,309	18,714	36,797	15,062	27,125

Total revenue	95,443	134,267	207,493	92,862	133,375

Cost of revenue:
Cost of subscription revenue	18,791	25,882	40,333	18,001	25,430
Cost of professional services revenue	11,981	18,012	29,862	13,283	22,219

Total cost of revenue(1)	30,772	43,894	70,195	31,284	47,649

Gross profit	64,671	90,373	137,298	61,578	85,726

Operating expenses:
Sales and marketing(1)	39,276	63,978	93,559	42,587	52,580
Research and development(1)	14,845	27,400	41,390	18,391	22,833
General and administrative(1)	13,397	17,159	25,985	11,181	17,246

Total operating expenses	67,518	108,537	160,934	72,159	92,659

Operating loss	(2,847)	(18,164)	(23,636)	(10,581)	(6,933)
Other income (expense), net	75	(53)	(1,001)	(589)	(352)

Loss before taxes	(2,772)	(18,217)	(24,637)	(11,170)	(7,285)
Income tax expense (benefit)	(777)	(6,127)	10,798	(4,202)	—

Net loss	(1,995)	(12,090)	(35,435)	(6,968)	(7,285)
Adjustment for redemption of preferred stock	(58,601)	—	—	—	—
Preferred stock dividend	(490)	—	—	—	—

Net loss available to common stockholders	$(61,086)	$(12,090)	$(35,435)	$(6,968)	$(7,285)

Other comprehensive loss:
Foreign currency translation adjustment	(86)	(17)	(948)	262	(362)

Comprehensive loss	$(61,172)	$(12,107)	$(36,383)	$(6,706)	$(7,647)

(1)	Total cost of revenue and operating expenses include the following amounts related to stock-based compensation:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenue—subscription	$130	$218	$351	$167	$205
Cost of revenue—professional services	286	446	704	326	467
Sales and marketing	813	1,413	2,265	1,000	1,548
Research and development	528	1,147	1,511	673	780
General and administrative	1,589	1,201	2,123	846	1,953

Total stock-based compensation	$3,346	$4,425	$6,954	$3,012	$4,953

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Consolidated Statements of Operations Data as a Percentage of Total Revenue(2):
Revenue:
Subscription revenue	87%	86%	82%	84%	80%
Professional services revenue	13	14	18	16	20

Total revenue	100	100	100	100	100
Cost of revenue:
Cost of subscription revenue	20	19	19	19	19
Cost of professional services revenue	13	13	14	14	17
Total cost of revenue	32	33	34	34	36

Gross profit	68	67	66	66	64
Operating expenses:
Sales and marketing	41	48	45	46	39
Research and development	16	20	20	20	17
General and administrative	14	13	13	12	13

Total operating expenses	71	81	78	78	69
Operating loss	(3)	(14)	(11)	(11)	(5)
Other income (expense), net	—	—	—	(1)	—

Loss before taxes	(3)	(14)	(12)	(12)	(5)
Income tax expense (benefit)	(1)	(5)	5	(5)	—

Net loss	(2)	(9)	(17)	(8)	(5)
Adjustment for redemption of preferred stock	(61)	—	—	—	—
Preferred stock dividend	(1)	—	—	—	—

Net loss available to common stockholders	(64)%	(9)%	(17)%	(8)%	(5)%

(2)	Due to rounding, totals may not equal the sum of the line items in the table.

Six Months Ended June 30, 2011 and 2012

Revenue

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
Subscription revenue	$77,800	$106,250	37%
Professional services revenue	15,062	27,125	80%

Total revenue	$92,862	$133,375	44%

The $28.5 million of growth in subscription revenue was attributable to an increase in revenue from new direct clients and the full period impact of recognition of revenue from new clients added during the prior period. A larger base of renewal clients was partly driven by growth in our international operations, which benefited from increased sales and marketing investments in the United Kingdom, Australia and Brazil. Subscription revenue recognized from international clients increased by $9.9 million, or 116%, to $18.4 million for the six months ended June 30, 2012 from $8.5 million for the six months ended June 30, 2011. Revenue from utilization above the contracted level decreased to $2.1 million for the six months ended June 30, 2012 from $5.4 million for the six months ended June 30, 2011 due to more renewal clients renewing at higher contracted utilization volumes.

The $12.1 million of growth in professional services revenue was attributable to an increased number of enterprise and medium-sized clients with complex interactive marketing programs utilizing our professional services, and the acceleration of new direct client additions utilizing implementation, integration and other services. Growth in our international operations increased professional services revenue by $3.1 million or 165%.

Cost of Revenue

	Six Months Ended June 30,
	2011		2012		% Change
	Amount	% of Cost of Revenue	Amount	% of Cost of Revenue
	(unaudited)
	(in thousands, except percentages)
Cost of subscription revenue	$18,001	58%	$25,430	53%	41%
Cost of professional services revenue	13,283	42%	22,219	47%	67%

Total cost of revenue	$31,284	100%	$47,649	100%	52%

The $7.4 million increase in cost of subscription revenue was due in part to a $3.0 million increase in employee-related costs, primarily in our customer support and software operations team to support our larger base of clients and our international expansion. Cost of subscription revenue also increased due to a $2.5 million increase in depreciation and amortization costs related to equipment and software in our data centers, a $1.2 million increase in operating costs related to enhancing and expanding our infrastructure and a $0.6 million increase in purchases of third-party partner applications and products for resale to our clients.

The $8.9 million increase in cost of professional services revenue was primarily due to a $4.7 million increase in employee-related costs to support higher professional services revenue. Cost of professional services revenue also increased due to a $2.4 million increase in payments to third-party professional services consultants and a $1.1 million increase related to travel and meeting expenses due to the increase in professional services personnel to support our larger base of clients and international expansion.

Gross Profit

	Six Months Ended June 30,
	2011		2012		% Change
	Amount	% of Associated Revenue	Amount	% of Associated Revenue
	(unaudited)
	(in thousands, except percentages)
Subscription revenue gross profit	$59,799	77%	$80,820	76%	35%
Professional services revenue gross profit	1,779	12%	4,906	18%	176%

Total gross profit	$61,578	66%	$85,726	64%	39%

Our subscription revenue gross profit increased $21.0 million in absolute dollars and decreased less than 1 percentage point as a percentage of associated revenue. The increase in the dollar amount of gross profit is attributable to the growth in the number of clients and our ability to grow revenues while controlling costs as a percentage of revenue.

The $3.1 million increase in professional services revenue gross profit was due in part to the growth in the number of clients using our professional services as well as the prior year adoption of a new accounting standard for revenue recognition of multiple deliverable arrangements on a prospective basis. The accounting standard specifically impacts timing of revenue recognized for professional services contracts. Revenue from professional services is now recognized using a proportional performance model based on services performed. For contracts entered into prior to January 1, 2011, professional services revenue was recognized ratably over the subscription term. This prospective accounting change, along with increased revenue in U.S. and international locations and leveraging the prior year investment made in our professional services headcount, resulted in a 176% increase in professional services gross profit.

Sales and Marketing Expenses

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
Sales and marketing	$42,587	$52,580	23%
Percentage of total revenue	46%	39%

The $10.0 million increase in sales and marketing expenses was primarily due to a $6.2 million increase in employee-related costs and a $0.8 million increase in sales commissions and bonuses as a result of increased revenue and performance that exceeded our sales targets. It also reflects an increase in travel and meeting expenses of $1.5 million and an increase in marketing program and event expenses of $0.8 million. Our sales and marketing headcount increased as we continued to invest in expanding our domestic and international presence. As a percentage of total revenue, sales and marketing expenses decreased 7 percentage points due to revenue growing at a faster rate than expenses during the period.

Research and Development Expenses

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
Research and development	$18,391	$22,833	24%
Percentage of total revenue	20%	17%

The $4.4 million increase in research and development expenses was primarily due to a $1.8 million increase in employee-related costs, a $1.5 million increase in third-party development contractor resources and an increase of $1.2 million in software support costs. Our research and development spending increased as we accelerated the development of our suite of cross-channel, interactive marketing SaaS solutions. As a percentage of total revenue, research and development expenses decreased 3 percentage points due to revenue growing at a faster rate than expenses during the period.

General and Administrative Expenses

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
General and administrative	$11,181	$17,246	54%
Percentage of total revenue	12%	13%

The $6.1 million increase in general and administrative expenses was primarily due to a $3.8 million increase in employee-related costs, including incentive compensation, in finance and accounting, legal, human resources, talent acquisition and internal information technology resources to support our growth. Expenses incurred for third-party accounting, information technology, insurance and consulting related fees also increased $1.8 million as the scope of such work grew in connection with our growth and costs of becoming a publicly traded company. As a percentage of total revenue, general and administrative expenses increased 1 percentage point due to increased expenses, primarily as a result of becoming a publicly traded company, increasing at a faster rate than revenue.

Other Expense, Net

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
Other expense, net	$(589)	$(352)	(40)%

Other expense consists primarily of interest income and expense and foreign exchange gains and losses. The decrease of $0.2 million is due to less interest expense incurred as a result of terminating our term loan and revolving line of credit in April 2012.

Income Tax Benefit

	Six Months Ended June 30,
	2011	2012	% Change
	(unaudited)
	(in thousands, except percentages)
Income tax benefit	$(4,202)	$—	*

*	Not meaningful

Income tax benefit of $0 in 2012 compared to $(4.2) million in 2011 is due to our determination in September of 2011 that it was no longer more likely than not that our deferred tax assets would be realized due to continued planned business investment. In making such determination, we considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. Accordingly, we established a full valuation allowance against the net deferred tax assets in the third quarter of 2011.

Years Ended December 31, 2009, 2010 and 2011

Revenue

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Subscription revenue	$83,134	$115,553	$170,696	39%	48%
Professional services revenue	12,309	18,714	36,797	52%	97%

Total revenue	$95,443	$134,267	$207,493	41%	55%

2010 compared to 2011.    The $55.1 million of growth in subscription revenue was primarily attributable to increased revenue from over 1,280 new direct client additions, including over 410 added outside the United States, the full period impact of recognition of revenue from over 1,200 new clients added during the prior period, a larger base of renewal clients and growth in our international operations resulting from increased sales and marketing investments in the United Kingdom, Australia and Brazil. Subscription revenue recognized from international clients increased by $13.2 million, or 130%, from $10.1 million in 2010 to $23.3 million for 2011. Revenue from utilization above the contracted level increased by $0.9 million, or 10%, from $9.1 million in 2010 to $10.0 million for 2011. Revenue associated with utilization above the contracted level increased in total dollars, but decreased as a percentage of total revenue due to a larger base of renewal clients renewing at higher contracted utilization volumes.

The $18.1 million of growth in professional services revenue was also attributable to an increase in the number of enterprise and medium-sized clients with complex interactive marketing programs utilizing our professional services, the acceleration of over 620 new direct client additions utilizing implementation, integration and other services and increased revenue from our international operations.

2009 compared to 2010.    The $32.4 million of growth in subscription revenue was primarily attributable to increased revenue from over 1,200 new direct client additions, including over 180 added outside the United States, the full period impact of recognition of revenue from new clients added during the prior period, a larger base of renewal clients and growth in our international operations resulting from increased sales and marketing investments in the United Kingdom and Australia. Subscription revenue from international clients increased by $4.6 million, from $5.5 million in 2009 to

$10.1 million in 2010. Revenue from utilization above the contracted level increased by $1.2 million, or 15%, from $7.9 million in 2009 to $9.1 million in 2010. Revenue associated with utilization above the contracted level increased in total dollars, but decreased as a percentage of total revenue due to a larger base of renewal clients renewing at higher contracted utilization volumes.

The $6.4 million of growth in professional services revenue was also primarily attributable to an increase in the number of enterprise and medium-sized clients with complex interactive marketing programs and the acceleration of over 580 new direct client additions utilizing our implementation, integration and other services.

Cost of Revenue

	Year Ended December 31,
	2009		2010		2011		Change
	Amount	% of Cost of Revenue	Amount	% of Cost of Revenue	Amount	% of Cost of Revenue	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Cost of subscription revenue	$18,791	61%	$25,882	59%	$40,333	57%	38%	56%
Cost of professional services revenue	11,981	39%	18,012	41%	29,862	43%	50%	66%

Total cost of revenue	$30,772	100%	$43,894	100%	$70,195	100%	43%	60%

2010 compared to 2011.    The $14.5 million increase in cost of subscription revenue was due in part to a $4.7 million increase in employee-related costs due to the net addition of 44 employees from 2010 to 2011, primarily in our customer support and software operations team to support our larger base of clients and our international expansion. Cost of subscription revenue also increased due to a $3.6 million increase in depreciation and amortization costs related to equipment and software in our data centers, a $1.8 million increase in operating costs related to enhancing and expanding our infrastructure and a $2.2 million increase in purchases of third-party partner applications and products for resale to our clients.

The $11.9 million increase in cost of professional services revenue was primarily due to a $6.2 million increase in employee-related costs due to the net addition of 114 professional services personnel from 2010 to 2011. Cost of professional services revenue also increased due to a $2.0 million increase in payments to third-party professional services consultants and a $1.0 million increase related to travel and meeting expenses due to the increase in professional services personnel to support our larger base of clients and international expansion.

2009 compared to 2010.    The $7.1 million increase in cost of subscription revenue was due in part to a $2.0 million increase in employee-related costs due to the net addition of 29 employees from 2009 to 2010, primarily in our technical support team. Cost of subscription revenue also increased due to a $1.8 million increase in depreciation and amortization costs related to equipment and software in our data centers and a $1.9 million increase in operating costs related to enhancing and expanding our data centers.

The $6.0 million increase in cost of professional services revenue was primarily due to a $3.2 million increase in employee-related costs due to the net addition of 26 professional services personnel from 2009 to 2010. Cost of professional services revenue also increased due to a $1.7 million increase in payments to third-party professional services consultants.

Gross Profit

	Year Ended December 31,
	2009		2010		2011		Change
	Amount	% of Associated Revenue	Amount	% of Associated Revenue	Amount	% of Associated Revenue	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Subscription revenue gross profit	$64,343	77%	$89,671	78%	$130,363	76%	39%	45%
Professional services revenue gross profit	328	3%	702	4%	6,935	19%	114%	*

Total gross profit	$64,671	68%	$90,373	67%	$137,298	66%	40%	52%

*	Not meaningful

2010 compared to 2011.    Our subscription revenue gross profit increased $40.7 million in absolute dollars, but decreased as a percentage of associated revenue. This decrease in gross profit as a percentage of associated revenue, or gross margin, was attributable to the increased use of our solutions and scaling for future growth. This activity resulted in higher third-party data center costs and associated hardware and software costs, along with increased employee-related costs in our customer support and software operations team.

The $6.2 million increase in professional services revenue gross profit was due in part to the prospective adoption of a new accounting standard for revenue recognition of multiple deliverable arrangements, specifically related to professional services revenue and the growth in the number of clients using our professional services. Revenue from professional services is recognized using a proportional performance model based on services performed. Prior to January 1, 2011, professional services revenue was recognized ratably over the subscription term.

2009 compared to 2010.    Our subscription revenue gross profit increased in absolute dollars and as a percentage of associated revenue. This increase in gross margin was attributable to the growth of hardware and software costs at a slower rate than subscription revenue in 2010.

Professional services revenue gross profit increased in absolute dollars and as a percentage of associated revenue. This increase in gross margin was attributable to the growth of our professional services personnel costs at a slower rate than professional services revenue in 2010.

Sales and Marketing Expenses

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Sales and marketing	$39,276	$63,978	$93,559	63%	46%
Percentage of total revenue	41%	48%	45%

2010 compared to 2011.    The $29.6 million increase in sales and marketing expenses was primarily due to a $11.4 million increase in employee-related costs due to the net addition of 80 sales and marketing employees from 2010 to 2011 and an $8.4 million increase in sales commissions and bonuses as a result of increased sales and performance that exceeded our sales targets. It also reflects an increase in travel and meeting expenses of $3.3 million and an increase in marketing program and event expenses of $1.4 million. Our sales and marketing headcount increased as we continued to invest in expanding our domestic and international presence.

2009 compared to 2010.    The $24.7 million increase in sales and marketing expenses was primarily due to a $10.9 million increase in employee-related costs due to the net addition of 137 sales and marketing employees from 2009 to 2010 and a $5.9 million increase in sales commissions and bonuses as a result of increased sales and performance that exceeded our sales targets. It also reflected an increase in marketing program and event expenses of $3.5 million and an increase in travel and meeting expenses of $1.4 million. Our sales and marketing team size increased as we invested in expanding our domestic and international presence.

Research and Development Expenses

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Research and development	$14,845	$27,400	$41,390	85%	51%
Percentage of total revenue	16%	20%	20%

2010 compared to 2011.    The $14.0 million increase in research and development expenses was primarily due to a $4.6 million increase in employee-related costs due to a full year of expenses related to 2010 hires and the net addition of 15 employees from 2010 to 2011, a $7.4 million increase in third-party development contractor resources and an increase of $1.9 million in software support costs. Our research and development spending increased as we accelerated the development of our suite of cross-channel, interactive marketing SaaS solutions.

2009 compared to 2010.    The $12.6 million increase in research and development expenses was primarily due to an $8.1 million increase in employee-related costs due to a full year of expenses from 2009 hires and the net addition of 56 employees from 2009 to 2010, a $3.1 million increase in third-party development contractor resources and an increase in software support costs of $0.4 million. Our research and development expenses increased as we accelerated the development of our suite of cross-channel, interactive marketing SaaS solutions and initiated the integration of CoTweet, Inc.

General and Administrative Expenses

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
General and administrative	$13,397	$17,159	$25,985	28%	51%
Percentage of total revenue	14%	13%	13%

2010 compared to 2011.    The $8.8 million increase in general and administrative expenses was primarily due to a $6.9 million increase in employee-related costs, including incentive compensation, due to the net addition of 55 personnel in finance and accounting, legal, human resources, talent acquisition and internal information technology resources from 2010 to 2011 to support our growth.

2009 compared to 2010.    The $3.8 million increase in general and administrative expenses was primarily due to a $2.6 million increase in employee-related costs due to the net addition of 24 personnel in finance and accounting, legal, human resources, talent acquisition and internal information technology support from 2009 to 2010. We recognized a write off of deferred offering costs of $1.2 million in 2009 as we withdrew a registration statement that we had filed with the SEC.

Other Income (Expense), Net

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Other income (expense), net	$75	$(53)	$(1,001)	*	*
Percentage of total revenue	0%	(0)%	(0)%

*	Not meaningful

2010 compared to 2011.    Other income (expense) consists primarily of interest income and expense and foreign exchange gains and losses. The change in other income (expense) resulted from a $0.6 million increase in interest expense, primarily related to the full year of interest on borrowings under our loan and security agreement executed in November 2010. There was also an increase of $0.2 million in foreign exchange losses related to foreign currency transactions in our international locations.

2009 compared to 2010.    Other income (expense) consists primarily of interest income and expense. Other income for 2009 was $0.08 million compared to other expense of $0.05 million for 2010. The change in other income (expense) was not significant between 2009 and 2010.

Income Tax Expense (Benefit)

	Year Ended December 31,			Change
	2009	2010	2011	2009 to 2010 (%)	2010 to 2011 (%)
	(in thousands, except percentages)
Income tax expense (benefit)	$(777)	$(6,127)	$10,798	*	*
Percentage of total revenue	(1)%	(5)%	5%

*	Not meaningful

2010 compared to 2011.    Income tax expense of $10.8 million in 2011 compared to an income tax benefit of $6.1 million in 2010 is due to our determination in 2011 that it was no longer more likely than not that our deferred tax assets would be realized due to continued planned business investment with the proceeds of our initial public offering. In making such determination, we considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial results. Accordingly, we established a full valuation allowance against the net deferred tax assets.

2009 compared to 2010.    Income tax benefit for 2010 was $6.1 million compared to an income tax benefit of $0.8 million for 2009. Income tax benefit for 2010 reflected an effective tax rate of 34% compared to an effective tax rate of 28% in 2009. The change in the effective tax rate was attributable to the change in the ratio of permanent tax differences to the income (loss) before taxes.

Adjustment for Redemption of Preferred Stock

2009, 2010 and 2011 comparison.    Redemption of preferred stock was $58.6 million in 2009 related to the premium paid above the par value of the Series A, Series B and Series C preferred stock redeemed. No preferred stock was redeemed in either 2010 or 2011.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the ten consecutive quarters through and including the period ended June 30, 2012. This information was derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such financial data in accordance with GAAP. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012
	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription revenue(1)	$25,181	$27,753	$29,630	$32,989	$37,223	$40,577	$45,187	$47,709	$51,147	$55,103
Professional services revenue	3,653	4,262	4,796	6,002	6,803	8,259	9,936	11,799	12,910	14,215

Total revenue	28,834	32,015	34,426	38,991	44,026	48,836	55,123	59,508	64,057	69,318
Cost of revenue:
Cost of subscription revenue(2)	5,869	6,163	6,312	7,538	8,676	9,325	10,487	11,845	12,710	12,720
Cost of professional services revenue(2)	3,564	4,086	5,018	5,344	5,990	7,293	7,824	8,755	11,131	11,088

Total cost of revenue(2)	9,433	10,249	11,330	12,882	14,666	16,618	18,311	20,600	23,841	23,808

Gross profit	19,401	21,766	23,096	26,109	29,360	32,218	36,812	38,908	40,216	45,510
Operating expenses:
Sales and marketing(2)	12,871	13,681	16,433	20,992	20,325	22,262	25,637	25,335	25,215	27,365
Research and development(2)	5,068	6,082	7,549	8,701	8,437	9,954	11,760	11,239	11,160	11,673
General and administrative(2)	3,482	3,982	4,516	5,179	5,557	5,624	6,901	7,903	8,270	8,976

Total operating expenses	21,421	23,745	28,498	34,872	34,319	37,840	44,298	44,477	44,645	48,014
Operating loss	(2,020)	(1,979)	(5,402)	(8,763)	(4,959)	(5,622)	(7,486)	(5,569)	(4,429)	(2,504)
Other income (expense), net	19	16	(4)	(84)	(248)	(341)	(94)	(318)	(254)	(98)

Net loss before taxes	(2,001)	(1,963)	(5,406)	(8,847)	(5,207)	(5,963)	(7,580)	(5,887)	(4,683)	(2,602)
Income tax expense (benefit)	(636)	(1,199)	(1,513)	(2,779)	(1,945)	(2,257)	14,742	258	—	—

Net loss	$(1,365)	$(764)	$(3,893)	$(6,068)	$(3,262)	$(3,706)	$(22,322)	$(6,145)	$(4,683)	$(2,602)

Adjusted EBITDA(3)	$1,102	$1,590	$(1,420)	$(4,041)	$31	$1	$(924)	$833	$2,964	$5,555
Net loss per common share:
Basic	$(0.18)	$(0.10)	$(0.48)	$(0.73)	$(0.38)	$(0.43)	$(2.55)	$(0.68)	$(0.32)	$(0.04)
Diluted	$(0.18)	$(0.10)	$(0.48)	$(0.73)	$(0.38)	$(0.43)	$(2.55)	$(0.68)	$(0.32)	$(0.04)

(1)	Subscription revenue includes fees for utilization above the contracted level in the respective quarters as follows:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012
	(unaudited)
	(in thousands)
Revenue from utilization above the contracted level	$2,007	$2,568	$1,904	$2,662	$3,056	$2,294	$2,720	$1,967	$952	$1,169
Percentage of subscription revenue	8%	9%	6%	8%	8%	6%	6%	4%	2%	2%

(2)	Total cost of revenue and operating expenses include the following amounts related to stock-based compensation:

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012
	(unaudited)
	(in thousands)
Cost of revenue - subscription	$47	$52	$53	$67	$78	$89	$102	$82	$98	$107
Cost of revenue - professional services	91	107	133	114	152	174	203	176	224	244
Sales and marketing	274	339	239	561	452	548	644	621	712	836
Research and development	230	289	335	293	301	372	337	501	374	406
General and administrative	177	206	400	418	340	506	644	633	771	1,182

Total stock-based compensation	$819	$993	$1,160	$1,453	$1,323	$1,689	$1,930	$2,012	$2,178	$2,775

(3)	Adjusted EBITDA is a non-GAAP financial measure. See “—Key Metrics—Adjusted EBITDA” for more information. The following table provides a reconciliation from net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012
	(unaudited)
	(in thousands)
Net loss	$(1,365)	$(764)	$(3,893)	$(6,068)	$(3,262)	$(3,706)	$(22,322)	$(6,145)	$(4,683)	$(2,602)
Other (income) expense, net	(19)	(16)	4	84	248	341	94	318	254	98
Income tax expense (benefit)	(636)	(1,199)	(1,513)	(2,779)	(1,945)	(2,257)	14,742	258	—	—
Depreciation and amortization of property and equipment	2,176	2,403	2,646	2,948	3,391	3,650	4,360	4,069	4,895	4,978
Amortization of intangible assets	127	173	176	321	276	284	272	321	320	306
Stock-based compensation	819	993	1,160	1,453	1,323	1,689	1,930	2,012	2,178	2,775

Adjusted EBITDA	$1,102	$1,590	$(1,420)	$(4,041)	$31	$1	$(924)	$833	$2,964	$5,555

	Three Months Ended
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31 2012	June 30, 2012
	(unaudited)
Consolidated Statements of Operations Data as a Percentage of Total Revenue(1):
Revenue:
Subscription revenue	87%	87%	86%	85%	85%	83%	82%	80%	80%	79%
Professional services revenue	13	13	14	15	15	17	18	20	20	21

Total revenue	100	100	100	100	100	100	100	100	100	100
Cost of revenue:
Cost of subscription revenue	20	19	18	19	20	19	19	20	20	18
Cost of professional services revenue	12	13	15	14	14	15	14	15	17	16

Total cost of revenue	33	32	33	33	33	34	33	35	37	34

Gross profit	67	68	67	67	67	66	67	65	63	66
Operating expenses:
Sales and marketing	45	43	48	54	46	46	47	43	39	39
Research and development	18	19	22	22	19	20	21	19	17	17
General and administrative	12	12	13	13	13	12	13	13	13	13

Total operating expenses	74	74	83	89	78	77	80	75	70	69

Operating loss	(7)	(6)	(16)	(22)	(11)	(12)	(14)	(9)	(7)	(4)
Other income (expense), net	—	—	—	—	(1)	(1)	—	(1)	—	—

Net loss before taxes	(7)	(6)	(16)	(23)	(12)	(12)	(14)	(10)	(7)	(4)
Income tax expense (benefit)	(2)	(4)	(4)	(7)	(4)	(5)	27	—	—	—

Net loss	(5)%	(2)%	(11)%	(16)%	(7)%	(8)%	(40)%	(10)%	(7)%	(4)%

(1)	Due to rounding, totals may not equal the sum of the line items in the table.

Total revenue increased sequentially in each of the quarters presented, primarily due to increased revenue from new direct client additions, subscription revenue renewals of existing clients in excess of 100%, increased sales of additional features and functionality to existing clients and international growth. Professional services revenue grew sequentially over the ten quarters primarily due to the increasing proportion of enterprise clients in our client base. We have historically experienced variability in our sequential quarterly subscription revenue growth, with a higher percentage of our clients entering into new subscription agreements and renewals in the fourth quarter, which has translated into a higher sequential subscription revenue growth rate in the first quarter of each year. The amount of revenue recognized from utilization above the contracted level has also varied sequentially in absolute dollars depending on the mix of clients with substantial utilization above their contracted levels each quarter.

As a result of the growth in revenue, our gross profit in absolute dollars has increased sequentially in each of the quarters presented. Gross profit as a percentage of revenue has varied sequentially due to the timing of professional services engagements and timing of costs related to our data center infrastructure expansion.

Total operating expenses generally increased over the prior year in absolute dollars in each of the quarters presented, primarily due to increased wages and benefits associated with the hiring of additional personnel in our sales and marketing, research and development and general and administrative organizations to support the growth of our business. Quarterly sales and marketing expenses can vary in absolute dollars and as a percentage of revenue due to the performance of our sales team as compared to targets and due to the timing of our annual user conferences. Also, commission and bonus expenses increased in the fourth quarter of each year presented as a result of a higher percentage of clients entering into new subscriptions and renewals during this quarter. Research and development expenses can vary to the extent third-party development contractor resources are utilized to support the release of new products in specific periods. General and administrative costs were flat in the three months ended June 30, 2011 compared to the three months ended March 31, 2011 due to a reversal of a contingent liability related to our acquisition of CoTweet, Inc. General and administrative costs have otherwise increased primarily due to increased headcount and outside services fees related to both the overall growth of our business and in preparation for our initial public offering.

As of June 30, 2012, we had recorded a full valuation allowance on our deferred tax assets. In the third quarter of 2011, we decided to explore the opportunity to launch an initial public offering and, as a result, we determined that it was no longer more likely than not that our deferred tax assets would be realized due to continued planned business investment with the proceeds of our initial public offering. We previously overcame the negative evidence provided by our recent losses by demonstrating that we had generated income in 2006, 2007 and 2008 and using that information to show our ability to generate taxable income from existing client contracts if our planned investments were not made. In making such determination, we considered all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the proceeds from the issuance of our preferred stock, borrowings under credit facilities, cash flows from operations and the proceeds of our initial public offering. In November 2010, we entered into a senior secured loan and security agreement for a $10.0 million bank term loan and a revolving line of credit collateralized by a blanket lien on substantially all of our personal property, including intellectual property. As of December 31, 2010 and 2011, $10.0 million and $6.7 million, respectively, were outstanding under the term loan, and no amounts and $10.0 million, respectively, were outstanding under the revolving line. In March 2012, we repaid all outstanding amounts under, and in April 2012 we terminated, our loan and security agreement.

At December 31, 2011, our principal sources of liquidity were cash and cash equivalents totaling $60.7 million, accounts receivable of $43.4 million and $10.0 million available to draw under our revolving line of credit. At June 30, 2012, our principal sources of liquidity were cash and cash equivalents totaling $211.6 million and accounts receivable of $42.1 million.

Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2012
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$6,668	$3,624	$(2,760)	$7,955
Net cash used in investing activities	(14,287)	(24,561)	(33,871)	(9,925)
Net cash provided by financing activities	37,007	9,473	74,489	153,018

Operating Activities

The 2009 net cash inflows resulted primarily from changes in working capital accounts, the add back of non-cash charges for depreciation, stock-based compensation expense and the write off of capitalized deferred offering costs, which were offset by a loss from operations. The 2010 net cash inflows resulted primarily from changes in working capital accounts, the receipt of a tax refund, and the add back of non-cash charges for depreciation and stock-based compensation expense, which were offset by a loss from operations. The net cash used in 2011 was attributable to changes in working capital accounts, offset by adjustments to reconcile an increase in our net loss to net cash used in operations including the add-back for the valuation allowance on our deferred tax assets, depreciation and amortization expense and stock-based compensation expense. For the six-month period ended June 30, 2012, net cash provided by operating activities was $8.0 million and was attributable to the net loss from operations of $7.3 million, offset by the add back of non-cash charges for depreciation, and stock-based compensation expense which were partially offset by changes in working capital.

The changes in working capital items consisted primarily of the following (in each case reflecting amounts as of the dates indicated and amount of change from the prior period):

Accounts Receivable

	As of December 31,			As of June 30,
	2009	2010	2011	2012
				(unaudited)
	(in thousands, except percentages)
Accounts receivable	$20,567	$27,589	$43,380	$42,132
Dollar change from prior period	6,870	7,022	15,791	(1,248)
Percentage change from prior period	50%	34%	57%	(3)%

The increases in accounts receivable were due to continued growth in invoiced amounts to our clients, reduced by collections on existing receivables. Clients are generally invoiced annually, quarterly or monthly over the subscription period, and payment is due upon invoicing. We generally invoice clients prior to recognizing the associated revenue in full. In 2011, accounts receivable increased at a higher rate than in prior years in part due to a larger percentage of client contracts executed and invoices generated in the last month of the fourth quarter. As of June 30, 2012, accounts receivable decreased from December 31, 2011 as a result of improved collections on existing receivables.

Deferred Revenue

	As of December 31,			As of June 30,
	2009	2010	2011	2012
				(unaudited)
	(in thousands, except percentages)
Total deferred revenue(1)	$24,418	$32,966	$40,423	$44,286
Dollar change from prior period	7,048	8,548	7,457	3,863
Percentage change from prior period	41%	35%	23%	9%

(1)	Includes deferred revenue included in long-term obligations and other.

The increases in total deferred revenue were due to continued growth in invoiced amounts under our subscription agreements, offset by the recognition of revenue. The growth in invoiced amounts was primarily due to new direct client additions, a larger base of renewal clients, increases in revenue associated with our international operations and increases in utilization above contracted levels. Deferred revenue represents the amount billed to clients that has not yet been earned or recognized as revenue, pursuant to agreements entered into in current and prior periods, and does not reflect that portion of subscriptions and professional services to be invoiced to clients on a periodic basis for which payment is not yet due. In recent periods, more of our clients have requested monthly instead of quarterly or annual billing terms. As a result, we believe that the proportion of aggregate contract value reflected on the balance sheet as deferred revenue may continue to decrease if this trend continues. This trend may slow the recognition of deferred revenue, accounts receivable and cash inflow in our financial statements.

Accrued Compensation

	As of December 31,			As of June 30,
	2009	2010	2011	2012
				(unaudited)
	(in thousands, except percentages)
Accrued compensation and related expenses	$5,959	$10,143	$14,167	$12,224
Dollar change from prior period	1,120	4,184	4,024	(1,943)
Percentage change from prior period	23%	70%	40%	(16)%

The increases in accrued compensation and related expenses were primarily due to an increase in the number and compensation of our employees and larger commissions and sales bonuses. In 2010, accrued compensation increased at a higher rate than in prior years in part due to performance that exceeded our sales targets, particularly in the fourth quarter. As of June 30, 2012, the decrease in accrued compensation and related expenses compared to December 31, 2011 was primarily driven by the timing of the payments of our annual performance bonuses compared to sales targets.

Investing Activities

Net cash used in investing activities was $14.3 million, $24.6 million and $33.9 million during 2009, 2010 and 2011, respectively. Net cash used in investing activities consisted primarily of cash paid for purchases of fixed assets to expand our data center infrastructure, computer equipment and office furniture for our employees and leasehold improvements related to additional office space. Net cash used in investing activities did not include $2.3 million, $3.1 million and $4.2 million of fixed assets capitalized in 2009, 2010 and 2011, respectively, as payment was made in the subsequent period. Net cash used in investing activities also included payments of $1.0 million, $5.8 million and $2.7 million in 2009 and 2010 and 2011, respectively, related to our acquisitions. Net cash used in investing activities was $9.9 million and $13.7 million during the six-month periods ended June 30, 2012 and 2011, respectively. Net cash used in investing activities consisted primarily of cash paid for purchases of fixed assets to expand our data center infrastructure, computer equipment and office furniture for our employees and leasehold improvements related to additional office space. Net cash used in investing activities also included a payment of $0.8 million in 2012, related to an acquisition we completed in 2011.

During the fourth quarter of 2011, we commenced operations in a third data center, located in Indianapolis, Indiana. This facility, which is owned and operated by a third party, has comparable terms to our existing Indianapolis and Las Vegas, Nevada data centers. We made capital expenditures during 2011 and the first six months of 2012 and plan to make additional capital expenditures during the remainder of 2012 in connection with this facility. We expect to make further significant capital investments in the expansion of our data center infrastructure. We also anticipate making capital investments associated with the build out and outfitting of further domestic and international sales and support offices.

Financing Activities

Net cash provided by financing activities was $37.0 million, $9.5 million and $74.5 million during 2009, 2010 and 2011, respectively. Net cash used in financing activities during these periods included repayments of certain borrowings pursuant to our capital leases, partially offset by proceeds from the exercise of stock options. In 2009, proceeds from the issuance of Series D, Series E and Series F preferred stock were partially offset by the repurchase of Series A, Series B and Series C preferred stock and common stock. Net cash provided by financing activities during 2010 also included $9.9 million borrowed under our term loan.

In November 2011, we issued 2,000,000 shares of Series D preferred stock for total proceeds of $40.0 million. Such shares were sold to existing holders of Series D preferred stock and their affiliates. Net cash provided by financing activities during 2011 also included $9.8 million borrowed under our revolving line of credit.

Net cash provided by financing activities was $153.0 million during the six-month period ended June 30, 2012. Activity during the six-month period ended June 30, 2012 included proceeds from the issuance of $169.7 million of common stock in our initial public offering, net of issuance costs, offset by $16.7 million of payments on our term loan and revolving line of credit.

Capital Resources

Since 2009, we have increased our expenditures faster than the growth in our revenue. Our future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to:

•	the development of new cross-channel, interactive marketing SaaS solutions;

•	market acceptance of our solutions;

•	the levels of marketing programs required to maintain and improve our competitive position in the marketplace;

•	future acquisitions or investments in complementary businesses, products or technologies;

•	the expansion of our sales, support and marketing organizations;

•	the establishment of additional offices in the United States and internationally;

•	the building of infrastructure necessary to support our growth;

•	the response of competitors to our solutions; and

•	our relationships with suppliers and clients.

Based on our current cash and accounts receivable balances, we believe that we will have sufficient liquidity to fund our business and meet our contractual obligations for the next twelve months. However, we may need to raise additional funds in the future if we consummate acquisitions or investments in complementary businesses, products or technologies, which could deplete the amount of cash on our balance sheet. If we raise additional funds through the issuance of equity or convertible securities, our stockholders may experience ownership dilution.

During the last three years, inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the next twelve months.

Off-Balance Sheet Arrangements

During fiscal years 2010, 2011 and 2012 and the six-month period ended June 30, 2012, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following table summarizes our contractual cash obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 Years
Notes payable, principal(1)	$16,667	$3,333	$13,334	$—	$—
Notes payable, interest(1)	1,740	871	869	—	—
Capital leases	1,013	655	358	—	—
Operating leases	25,151	3,931	8,517	7,437	5,266
Contractual commitments(2)	20,763	6,242	8,308	3,550	2,663

Total	$65,334	$15,032	$31,386	$10,987	$7,929

(1)	Notes payable consist of our term loan and revolving line of credit. Notes payable, interest is computed using our borrowing rate as of December 31, 2011. In March 2012, we repaid all outstanding amounts under, and in April 2012 we terminated, our term loan and revolving line of credit.
(2)	Contractual commitments primarily consist of hosting and hosting-related costs for the data center facilities that house our infrastructure and a software licensing agreement for certain software product licenses.

In the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including clients, lessors, and parties to other transactions, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our suite of cross-channel, interactive marketing SaaS solutions, when used for their intended purposes, infringe upon the intellectual property rights of such other third parties or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. In the past we have not been required to make payments under these obligations.

Critical Accounting Policies

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We are an “emerging growth company” under the JOBS Act and, except as set forth below, will take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period in Section 7(a)(2)(B) of the Securities Act of 1933 for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to opt out of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve the greatest degree of judgment and complexity and have the greatest potential impact on our consolidated financial statements. A critical accounting policy is one that is material to the presentation of our consolidated financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

In accordance with FASB ASC No. 605-25, we recognize revenue for subscriptions to our suite of cross-channel, interactive marketing SaaS solutions ratably over the term of the subscription agreement, which is typically one year in length but can range up to three years, commencing upon the later of the agreement start date or when there is persuasive evidence of an arrangement, and when access to our SaaS solutions has been granted to the client, the collection of the fee is reasonably assured and the fees to be paid by the client are fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue until revenue recognition criteria have been met. Our subscription agreements generally contain multiple elements including access to our SaaS solutions, contracted utilization volume and professional services. In addition, we charge fees for utilization above the contracted level which are recognized in the period in which the utilization occurs. Our subscription agreements do not provide clients the right to take possession of the software supporting the SaaS solution at any time.

We also derive revenue from professional services. Professional services revenue consists primarily of fees associated with training, implementation, integration, deliverability, campaign services and strategic consulting. Our professional services are not required for clients to utilize our SaaS solutions. Depending upon the nature of the engagement, we may provide professional services over the term of the SaaS subscription or in connection with discrete projects. Revenue from professional services is recognized using a proportional performance model based on services performed. Professional services, when sold with our subscriptions, are accounted for separately when these services have value to the client on a standalone basis.

Prospective adoption of new accounting principle.    In October 2009, the FASB amended the accounting standards for multiple deliverable revenue arrangements to:

•	provide updated guidance regarding how the deliverables in an arrangement should be separated and how the consideration should be allocated;

•

require an entity to allocate revenue in an arrangement using its best estimate of selling price, or BESP, of deliverables if a vendor does not first have vendor-specific objective evidence, or VSOE, of selling price or does not have third-party evidence, or TPE, of selling price; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to adopt this accounting guidance on a prospective basis as of January 1, 2011. Our consolidated financial statements and the related notes included elsewhere in this prospectus reflect the prospective adoption of the new accounting principle. Prior to the adoption of FASB ASC No. 605-25, we were not able to establish VSOE or TPE for all undelivered elements. As a result, we typically recognized subscription and professional services revenue ratably over the contract period as a single element and allocated subscription and professional services revenue based on the contract price.

A multiple-element arrangement includes the sale of a subscription to our SaaS solutions with one or more associated professional services offerings, each of which is considered a separate unit of accounting. In determining whether professional services represent a separate unit of accounting, we consider the availability of the services from other vendors. We allocate revenue to each element in a multiple-element arrangement based upon the BESP of each deliverable.

We are not able to demonstrate VSOE or TPE of selling price with respect to sales of subscriptions to our SaaS solutions. We do not have sufficient instances of separate sales of subscriptions nor are we able to demonstrate sufficient pricing consistency with respect to such sales. We also considered that no other vendor sells similar subscriptions given the unique nature and functionality of our SaaS solutions, and therefore have determined that we are not able to establish TPE of selling price. Therefore, we have determined the BESP of subscriptions to our SaaS solution based on the following:

•

the list price, which represents a component of our current go-to-market strategy, as established by senior management taking into consideration factors such as the competitive and economic environment; and

•	an analysis of the historical pricing with respect to both our bundled and standalone arrangements for our SaaS solutions.

We have established VSOE of selling price of professional services based on an analysis of separate sales of such professional services.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FASB ASC No. 740 establishes financial accounting and reporting standards for the effect of income taxes. We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating tax positions and determining the provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences such as loss carry-forwards and tax credits become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment and ensuring that the deferred tax asset valuation allowance is adjusted as appropriate.

Beginning with the adoption of FASB ASC No. 740 as of January 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FASB ASC No. 740, we recognized the effect of income tax positions only if such positions were probable of being sustained.

Comprehensive Income

On January 1, 2012, we adopted Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (Topic 220). The standard update had no impact on our financial position or results of operations, but resulted in a change in the presentation of our basic financial statements.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. On January 1, 2012, we adopted the guidance set forth in Accounting Standards Update No. 2011-08, Testing Goodwill For Impairment (Topic 350). In accordance with this update and FASB ASC No. 350-10, Intangibles—Goodwill and Other, goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate in one reporting unit and have selected October 31 as the date to perform our annual impairment test. In the valuation of our goodwill, we must make assumptions regarding estimated future cash flows to be derived from our reporting unit. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of our company to its net book value, including goodwill. If the net book value exceeds its fair value, then we perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the implied fair value of our company to its net book value. In calculating the implied fair value of our goodwill, the fair value of our company is allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of a company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized when the carrying amount of goodwill exceeds its implied fair value. The goodwill balance was $0.4 million, $15.9 million, $18.4 million and $18.3 million as of December 31, 2009, 2010 and 2011 and June 30, 2012, respectively. No impairment of goodwill was recorded for 2009, 2010 or 2011 or the six months ended June 30, 2012.

Stock-Based Compensation

Effective January 1, 2006, we adopted FASB ASC No. 718-20, Compensation—Stock Compensation, or ASC 718 which requires all share-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable service period. We adopted this statement using the “prospective” transition method which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of ASC 718. Prior to January 1, 2006, we accounted for stock-based compensation arrangements according to the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation (FIN) No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25 and its related interpretations. Under this method, for grants prior to January 1, 2006, no compensation expense is recognized for employee stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the date of grant. If the exercise price is less than the market value at the date of grant, the difference is recognized as deferred compensation expense, which is amortized over the vesting period. Compensation costs for the portion of awards for which the required service period has not been rendered (such as unvested options) that were outstanding as of January 1, 2006, continue to be accounted for under the provisions of APB Opinion No. 25 and are recognized as the remaining required services are rendered.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We have used the Black-Scholes option-pricing model to value our option grants and determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

In 2009, 2010, 2011 and the six months ended June 30, 2012, we used the Black-Scholes option-pricing model and the following assumptions to determine fair values of option grants and related compensation expense:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2012
				(unaudited)
Volatility	63.10 - 65.43%	59.07 - 62.07%	54.99% - 57.78%	54.88% - 55.54%
Risk-free interest rate	1.76 - 2.47%	1.50 - 2.43%	0.95% - 2.12%	0.85% - 0.92%
Expected dividend yield	0%	0%	0%	0%
Expected option term (in years)	6.25	6.25	6.25	6.25

Prior to March 21, 2012, we were a private company and lacked company-specific historical and implied volatility information. Accordingly, we have estimated our expected volatility based on the historical volatility of our peer group consisting of publicly-held companies selected because of the similarity of their industry, business model, and financial risk profile. We intend to continue to use the same peer group to determine volatility in the future until such time that sufficient information regarding the volatility of our share price becomes available or we determine that other companies should be added or are no longer suitable.

The expected term of options has been determined utilizing the “simplified” method as prescribed by SAB 107, “Share-Based Payment.” The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the option. ASC 718 also requires us to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If our actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Prior to March 21, 2012, we granted stock options at exercise prices equivalent to the fair value of our common stock as of the date of grant as determined by our board of directors with input from management and based on a number of objective and subjective factors, including the following:

•	peer group trading multiples;

•	the amount of preferred stock liquidation preferences;

•	our results of operations and financial condition;

•	increases in the number of clients and client retention;

•	improvements in our product functionality and system infrastructure;

•	the illiquidity of shares of our common stock;

•	our future prospects and opportunity for liquidity events such as an initial public offering and possible third-party sales; and

•	prices paid for our preferred stock issued in arms-length transactions.

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2009 and June 30, 2012, the per share exercise price of the options and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Option(1)	Per Share Estimated Fair Value of Option(2)
	(unaudited)
Three months ended March 31, 2009	1,629,000	$4.67	$2.47
Three months ended June 30, 2009	362,000	4.67	2.50
Three months ended September 30, 2009	359,000	4.67	2.48
Three months ended December 31, 2009	848,250	4.67-5.61	2.92
Three months ended March 31, 2010	733,380	5.61	2.89
Three months ended June 30, 2010	1,633,000	5.61	2.84
Three months ended September 30, 2010	459,700	6.80	3.85
Three months ended December 31, 2010	394,000	6.80	3.82
Three months ended March 31, 2011	1,300,000	7.70	4.31
Three months ended June 30, 2011	1,047,918	7.70	4.13
Three months ended September 30, 2011	236,300	9.59	5.17
Three months ended December 31, 2011	235,450	10.00	5.44
Three months ended March 31, 2012	1,552,000	15.00	7.89
Three months ended June 30, 2012	92,250	$22.17-25.99	$12.55

(1)	Represents the determination by our board of directors of the fair market value of our common stock on the date of grant for options granted prior to our initial public offering on March 21, 2012. For options granted subsequent to our initial public offering, represents the preceding day closing price.
(2)	As described above, these values were estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock. Additional information regarding our valuation of common stock and option awards is set forth in note 9 to our consolidated financial statements included elsewhere in this prospectus.

In order to determine the fair value of our common stock underlying all option grants accounted for under ASC 718 and ASC 505-50, we have also considered contemporaneous third-party valuations of our common stock that reflected the various changes in our financial performance, the value of similar publicly-held companies, publicly-reported stock transactions and other factors. Our valuation methodology has used a market approach and an income approach to estimate our aggregate enterprise value at each valuation date. The market approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in similar lines of business to actual and projected results. Given the similarities between their businesses and ours, we included the following publicly-traded companies in our analysis as of December 31, 2011: Responsys, Inc., Constant Contact, Inc., salesforce.com, inc., SuccessFactors, Inc., Concur Technologies, Inc., NetSuite, Inc., The Ultimate Software Group, Inc., RightNow Technologies, Inc., Taleo Corporation and Vocus, Inc. In previous periods, we utilized peer groups in our market approach that are substantially consistent with the peer groups utilized in determining the volatility assumption in our Black-Scholes option-pricing model. While we believe these peer groups are comparable, their future operating results may not be reflective of our future operating results which can cause limitation or uncertainty in determining the fair value of our common stock. The market revenue multiple assumption was based on the average revenue multiple for our selected similar publicly-held companies at each valuation date. The revenue multiple at each valuation date for each peer group company was calculated by dividing its enterprise value by its revenue. Enterprise value is defined as market capitalization, plus interest bearing debt, less total cash, cash equivalents and short-term investments. In the three contemporaneous third-party valuations discussed below, for which the valuation dates were December 31, 2008, June 30, 2010 and June 30, 2011, respectively, the average market revenue multiple increased from 2.4 to 4.0 to 6.4.

This increase was due to the peer group companies experiencing a greater increase in their enterprise value than in their revenue during that time period. We also utilized publicly available information to select sale transactions for privately-held and publicly-held companies comparable to us. We deemed these companies comparable due to their SaaS model and/or the nature of their business. We applied a discount for control premiums impacting prices paid in the selected comparable target company sales transactions (25% for June 2010 and 26% for June 2011).

The income approach involves applying an appropriate risk-adjusted discount rate to projected debt-free cash flows, based on forecasted revenue and costs. After considering the applicable market rate of return of 20-year U.S. Treasury bonds, we have deemed the discount rates utilized (15.0% for June 2010 and 16.0% for June 2011) to be a reasonable risk adjusted rate of return given our industry, our size and our general risk profile. The projections used were based on our expected operating performance over the five-year forecast period at the time of the valuation. We believe the assumptions underlying the estimates are reasonable as they are consistent with the plans and estimates we use to manage our business.

Finally, the values calculated for our common stock were weighted at 50% market approach and 50% income approach for each valuation since June 2010 based on the volume of market data available for comparable companies relative to our internal five-year operating performance projections. The resulting value was allocated to each class of stock in each valuation date based on application of the current-value method as described in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). As all preferred stock was “in-the-money” at each valuation date, we treated all preferred stock as if it had converted to common stock. The per share value calculated under the current-value method approximated the value calculated under the option-pricing method as described in the Practice Aid and represented the estimated fair market value of our common stock at each valuation date. As indicated below, certain of these factors or assumptions changed from period to period but the methodologies did not change.

There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described above, the amount of our stock-based compensation expense, net income and net income per share amounts could have been materially different. In addition, discounts to reflect the lack of a public market for our stock were estimated. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the Practice Aid, in assessing the fair value of our common stock for financial reporting purposes.

Fair Value Determinations

As discussed more fully in note 9 to the consolidated financial statements included elsewhere in this prospectus, we granted stock options with weighted average exercise prices of $5.76, $7.99 and $15.51 per share during 2010, 2011 and the six months ended June 30, 2012, respectively.

We determined that the fair value of our common stock increased from $4.67 per share in January 2009, to $5.61 per share in November 2009, to $6.80 per share in July 2010, to $7.70 per share in March 2011, to $9.59 per share in July 2011 and to $10.00 per share in November 2011.

The following discussion describes our determination of the fair value of our common stock during periods prior to our initial public offering. In each determination of fair value, we assumed full conversion of our preferred stock and the exercise of all outstanding stock options.

During the three months ended March 31, 2009, we utilized a contemporaneous third-party valuation of our common stock, which reflected various changes in our financial performance, the value of similar publicly-held companies, publicly reported stock transactions and other factors. The valuation used a risk-adjusted discount of 16%, a market revenue multiple of 2.4 and a non-marketability discount of 0% due to our intent at that time to complete an initial public offering. We also considered the other valuation factors described above and concluded $4.67 per share to be a reasonable estimate of fair value during this period.

During each of the three months ended June 30, 2009 and September 30, 2009, the number of our clients and our revenue continued to increase, and we increased capital investment in our business. In May 2009, we raised $70.0 million through the sale of Series D and Series E preferred stock at a price of $9.34 per share of Series D preferred stock and $10.27 per share of Series E preferred stock. In August 2009, we acquired a reseller of our SaaS solutions in the United Kingdom. With this acquisition, we enhanced our opportunity to increase market share in the European market. In September 2009, we raised $5.0 million through the sale of Series D preferred stock at a price of $9.34 per share. No dividends could be paid on the Series D preferred stock without the approval of our board of directors and a majority in interest of the holders of Series E preferred stock. In addition, (1) the Series D preferred stock has no liquidation preference, (2) the holders of the Series D preferred stock do not have the benefit of any protective provisions afforded in respect of our other then-outstanding series of preferred stock and (3) each share of Series D preferred stock would automatically convert into common stock, based on the then-effective conversion price, upon a qualified public offering. Based primarily on the terms, rights and privileges of the Series D preferred stock and the per share price of the Series D preferred stock (and giving effect to the two-for-one conversion of our Series A, B, C, D and E preferred stock into common stock after the split of our common stock), we determined that the fair value of our common stock remained at $4.67 per share for each of the three months ended June 30, 2009 and September 30, 2009.

During the three months ended December 31, 2009, the number of our clients and our revenue continued to increase, and we again increased the capital investment in our business. We determined that the fair value of our common stock remained at $4.67 per share for October 2009. In November 2009, we raised $70.0 million through the sale of Series D and Series F preferred stock at a price of $11.21 per share of Series D preferred stock and $12.84 per share of Series F preferred stock. At that time, our certificate of incorporation was amended to provide that no dividends could be paid on the Series D preferred stock without the approval of our board of directors and a majority in interest of the holders of the Series E preferred stock and Series F preferred stock, voting as a single class. Based primarily on the terms, rights and privileges of the Series D preferred stock and the per share price of the Series D preferred stock (and giving effect to the two-for-one conversion of our Series A, B, D, E and F preferred stock into common stock after the split of our common stock), we determined the fair value of our common stock to be $5.61 per share for November and December 2009.

From January 1, 2010 to June 30, 2010, our quarterly revenue performance improved compared to the corresponding quarters in 2009 through continued investment in hiring additional personnel, developing our infrastructure and releasing new SaaS solutions. In March 2010, we acquired CoTweet, Inc. to extend our suite of cross-channel, interactive marketing SaaS solutions to include a social media application. In connection with that acquisition, we issued additional shares of Series D preferred stock valued at $11.21 per share. Consistent with the Practice Aid provisions, we also concluded that the price of $11.21 per share invested by third parties for our Series D preferred stock was good evidence of fair value for the three months ended March 31, 2010 and June 30, 2010. Based on the Series D preferred stock transaction (and giving effect to the two-for-one conversion of our Series A, B, D, E and F preferred stock into common stock after the split of our common stock), we determined the fair value of our common stock to be $5.61 per share for each of the three months ended March 31, 2010 and June 30, 2010.

From July 1, 2010 to December 31, 2010, our quarterly revenue performance improved compared to the corresponding quarters in 2009 through continued investment in hiring additional personnel, developing our infrastructure and releasing new products. In August 2010, we acquired a reseller of our SaaS solutions in Australia. With this acquisition, we enhanced our opportunity to increase market share in the Asia-Pacific market. We utilized a contemporaneous third-party valuation of our common stock to reflect various changes in our financial performance, the value of similar publicly-held companies, publicly-reported stock transactions and other factors. We had no plans for an initial public offering in the near term as we remained focused on investing and growing our company using the capital we had raised during 2009. The valuation used a risk-adjusted discount of 15%, a market revenue multiple of 4.0 and a non-marketability discount of 10% due to our having withdrawn our registration statement for an initial public offering in the prior year. We also considered the other valuation factors described above and concluded that $6.80 per share was a reasonable estimate of the fair value of our common stock during this period.

During each of the three months ended March 31, 2011 and June 30, 2011, the number of our clients and our revenue continued to increase, and we increased our investment in our business. In March 2011, we raised $30.0 million through the sale of Series G preferred stock at a price of $15.40 per share. Considering the capital raised in March 2011, we did not contemplate an initial public offering in the near term. Based primarily on the terms, rights and privileges and per share price of the Series G preferred stock (and giving effect to the two-for-one conversion of our Series A, B, D, E, F and G preferred stock into common stock after the split of our common stock), we determined that $7.70 per share reflected the fair value of our common stock during each of the three months ended March 31, 2011 and June 30, 2011.

During the three months ended September 30, 2011, as our financial results and market conditions continued to be favorable, our board of directors determined that we should explore the opportunity to launch an initial public offering. We initiated discussions with investment banks about a possible initial public offering. During the three months ended September 30, 2011, we engaged investment bankers, lawyers and accountants to start the process of an initial public offering and held our initial organizational meeting. In July 2011, we conducted a contemporaneous third-party valuation of the fair value of our common stock and, based on the results of this valuation, we granted options in August and September 2011 at a price of $9.59 per share, which we determined to be the fair market value of our common stock on such dates. The valuation used a risk-adjusted discount of 16%, a market revenue multiple of 6.4 and a non-marketability discount of 10%. In August 2011, we acquired a reseller of our SaaS solutions in Brazil. With this acquisition, we enhanced our opportunity to increase market share in South America and across the Latin American market.

During the three months ended December 31, 2011, the number of our clients and our revenue continued to increase, and we increased our investment in our business. In November 2011, we raised $40.0 million through the sale of Series D preferred stock at a price of $20.00 per share. Based primarily on the terms, rights and privileges and per share price of the Series D preferred stock (and giving effect to the two-for-one conversion of our Series A, B, D, E, F and G preferred stock into common stock after the split of our common stock), we determined that $10.00 per share reflected the fair value of our common stock during the three months ended December 31, 2011.

In March 2012, we granted 1,552,000 stock options with an exercise price of $15.00 per share. This price represented the low end of the preliminary price range for our initial public offering, which we determined to be the fair value of our common stock. These grants will result in approximately $3.1 million of additional stock-based compensation expense per year over a four-year period. The difference between our determination of the fair value of our common stock for granting stock options in the three months ended December 31, 2011 and $15.00 per share, resulted primarily from the following factors:

•	Benefits of an IPO. The proceeds of a successful public offering would strengthen our balance sheet substantially and provide us with access to the public markets. The valuation of our common stock in connection with the option grants made in the three months ended December 31, 2011 reflected the illiquidity of our common stock at that time and the uncertainty of completing our initial public offering, while the $15.00 per share price assumed a successful offering and valued our common stock without liquidity and marketability discounts.

•

Improved Market Conditions. Since December 2011, overall stock market conditions and the valuations of public companies comparable to us had improved, resulting in a higher valuation for our common stock. The average market price of our comparable public company peer group had increased approximately 24% during this period (excluding four companies the market prices of which were impacted by acquisition announcements during this timeframe). The revenue trading multiple of our public company peer group had also increased 23% for calendar year 2012 and 24% for calendar year 2013 in this period (excluding the companies referenced above because of pending acquisition announcements).

•

Strong Fourth Quarter 2011 Operating Results. Our fourth quarter 2011 revenue contributed to year-over-year revenue growth of 55% for fiscal year 2011, up from 41% growth in fiscal year 2010 and 32% growth in fiscal year 2009. In the fourth quarter of 2011, we successfully completed the integration of our Brazilian acquisition, our bookings exceeded our plan, we continued to experience revenue growth outside of the United States and the general availability of our Interactive Marketing Hub resulted in increases in revenue from mobile, social media and websites.

•

Further Recognition as an Industry Leader. Since the end of 2011, our industry leadership position had continued to strengthen. In this regard, Forrester placed ExactTarget in the “Leader” category in its Forrester Wave™: Email Marketing Vendors, Q1 2012, January 20, 2012. Forrester found ExactTarget to have the strongest current offering available for email marketing, awarding our application perfect scores for usability, triggered messaging capabilities, dynamic content and ability to automate multichannel analytics.

•

Redemption and Conversion of Preferred Stock. Prior to our initial public offering, the holders of our convertible preferred stock had certain economic rights and preferences over the holders of our common stock. The price range for our initial public offering assumed the conversion of all of our preferred stock upon the completion of the offering and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock, resulting in an increased common stock valuation.

Intrinsic Value of Options and Restricted Stock

The following table shows the intrinsic value of our outstanding vested and unvested stock options and restricted stock as of June 30, 2012.

	Number of Shares Underlying Options and Restricted Stock	Intrinsic Value (in thousands)
Total vested options outstanding	7,049,945	$123,710
Total unvested options outstanding	5,357,883	65,966
Total restricted stock outstanding	86,930	1,900

Total options and restricted stock outstanding	12,494,758	$191,576

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk.    Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound, Brazilian Real and Australian dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We typically collect revenue and incur costs in the currency in the location in which we provide our solutions. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to transactions denominated in currencies other than the U.S. dollar, we believe that a 10% change in foreign exchange rates would not have a material impact on our results of operations. To date, we have not entered into any foreign currency hedging contracts. As our international operations grow, we will continue to reassess our approach to managing our risk relating to fluctuations in currency rates.

Interest Rate Sensitivity.     Our exposure to market risk for changes in interest rates primarily relates to our cash equivalents. The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment-grade securities.

BUSINESS

Our Business

We are a leading global provider of cross-channel, interactive marketing SaaS solutions that empower organizations of all sizes to communicate with their customers through the interactive channels they use most — email, mobile, social media and websites. Our solutions provide marketers with a broad and powerful suite of integrated applications to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications to drive customer engagement, increase sales and improve their return on marketing investment.

Our suite of cross-channel, interactive marketing applications, which include email, mobile, social media and sites, is built on our highly-scalable and flexible multi-tenant SaaS platform. These channel applications are integrated with our campaign management, calendaring, real-time dashboard, integrated reporting, marketing automation and data management tools to provide marketers a comprehensive, yet easy-to-use, solution to manage, automate and engage in real-time interactive marketing. In addition, our cloud-based platform’s robust integration framework enables clients to integrate data from virtually any relevant source and leverage productized integrations with leading third-party CRM, web analytics and e-commerce providers to further enhance the relevancy of their interactive communications. We also provide open APIs and developer tools that allow third parties to embed our technology into their solutions and build applications on our platform.

Our global sales organization is focused on adding new clients and expanding relationships with existing clients. We believe our team is the largest sales organization devoted to selling interactive marketing SaaS solutions, with over 300 sales professionals located on four continents. Our field sales team sells into the enterprise market, while our inside sales team sells to small and medium-sized organizations primarily via telesales. In addition to these new business teams, we have a relationship management sales team that focuses on strengthening client relationships, driving contract renewals and selling additional applications to existing clients. We also extend our sales distribution through relationships with more than 500 marketing service providers that resell our solutions to their customers.

Our direct client base consisted of over 4,700 organizations as of June 30, 2012, ranging from enterprises to small businesses in numerous industries, including retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale and marketing service providers. Among our direct clients are U.S.-based companies such as Ally Financial, Inc., Angie’s List, Inc., CareerBuilder, LLC, Groupon, Inc., Microsoft Corporation, Nationwide Mutual Insurance Company, Oakley, Inc., OneAmerica Financial Partners, Inc., One King’s Lane, Inc., Papa John’s International, Inc., priceline.com Incorporated, The Scotts Miracle-Gro Company, Tommy Hilfiger Group, WellPoint, Inc. and Zappos.com, Inc., and companies headquartered outside the United States such as Abril Group (Brazil), Fairfax Media Limited (Australia), Icelandair Group (Iceland) and Telegraph Media Group Limited (United Kingdom). Several thousand additional organizations utilize our SaaS solutions through their relationships with our marketing service provider clients. Our client base is diverse, and no single client represented more than 5% of our overall revenue for each of the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012.

We provide our solutions primarily through annual and multi-year subscriptions based on volume of contracted utilization, level of functionality, number of interactive marketing channels, number of users and level of customer support. We have achieved 46 consecutive quarters of revenue growth and dollar-based subscription revenue renewal rates of over 100% in each of the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012 over the prior year period. For the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012, our revenue was $95.4 million, $134.3 million, $207.5 million and $133.4 million, representing period-over-period growth of 32%, 41%, 55% and 44%, respectively.

Industry Overview

Marketing has evolved significantly in recent years, driven by changes in media consumption, real-time engagement through social media and pervasive mobile connectivity through tablets and smart phones. For marketers today, delivering relevant, meaningful and timely communications is more challenging than ever, as consumers are interacting with brands offline and online through interactive channels such as email, mobile, Twitter, Facebook and websites. This new era of the hyper-connected and empowered consumer requires organizations to develop a cross-channel view of their customers to drive real-time, relevant engagement and positive return on marketing investment.

Market Opportunity for Interactive Marketing

Consumers are increasingly using email, mobile, social media and websites to access information and interact with brands. Media consumption is shifting from offline channels to interactive channels, as evidenced by Forrester’s finding that in 2010, 33% of weekly media consumption among U.S. adults occurred through the Internet.(1) This is driving marketers to increase the percentage of advertising spending on interactive marketing. According to Forrester, U.S. marketers plan to increase spending on interactive channels (defined as display, search, email, mobile and social media) as a percentage of total advertising spending from 16% in 2011 to 26% in 2016, creating a projected $77 billion market in the United States by 2016, of which email, mobile and social media marketing spending is expected to grow from approximately $4.8 billion in 2011 to nearly $15.7 billion by 2016, representing a compound annual growth rate of 27%.(1) In addition to this large U.S. market opportunity, we believe the addressable market outside the United States presents an even greater opportunity based on comparisons of population, Internet usage, mobile adoption and e-commerce spending. Key opportunities by channel include:

•

Email.    Email remains the primary channel for interactive marketers given its compelling return on investment and ubiquity of use. According to the Direct Marketing Association, email marketing returned an estimated $40.56 for every dollar spent on it in 2011, the highest return on investment among all marketing channels.(2) Forrester projects the overall market for U.S. email marketing will grow from $1.5 billion in 2011 to $2.5 billion in 2016, representing a compound annual growth rate of 10%.(1)

•

Mobile.    According to Gartner, the installed base of mobile devices will reach 5.6 billion by 2015.(3) Mobile marketing provides compelling benefits, such as location-based data as well as a channel for real-time engagement with customers. Given the mobile channel’s ability to generate immediate response, it can be an effective way to acquire new customers and obtain permission for communication through other marketing channels. According to Forrester, U.S. mobile marketing spending is expected to grow from $1.7 billion in 2011 to $8.2 billion in 2016, representing a compound annual growth rate of 38%.(1)

•

Social.    The rapid emergence of social media has fundamentally changed the way consumers interact with each other and with brands. Facebook has announced it has over 800 million active users, and Twitter has announced it has over 175 million members. These leading social media networks enable marketers to interact and engage in real time with consumers. According to Forrester, U.S. social media marketing spending is expected to grow from $1.6 billion in 2011 to $5.0 billion in 2016, representing a compound annual growth rate of 26%.(1)

•

Sites.    Email, mobile and social media drive website traffic, which is a critical component of interactive marketing campaigns as it not only enables marketers to obtain permission for further communications, but also provides the means by which conversion occurs to generate

(1)	Forrester, US Interactive Marketing Forecast, 2011 To 2016, August 24, 2011, as updated September 7, 2011.
(2)	Direct Marketing Association, The Power of Direct Marketing, 2011 - 2012 Edition, October 2011.
(3)	Gartner Forecast: Mobile Devices, Worldwide, 2008 - 2015, 3Q11 update, September 15, 2011.

sales. Websites provide marketers with tools such as web forms to collect customer information and online conversion tracking to create customer data-driven targeting rules to personalize landing pages and microsites.

Market Challenges

Most organizations understand that effective email marketing and cross-channel, interactive marketing can drive customer engagement, increase sales and improve return on marketing investment. However, organizations often lack the technology, infrastructure and expertise needed to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications across interactive channels. Marketers considering the adoption or expansion of email and cross-channel, interactive marketing programs face many challenges, including the following:

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Difficulty in integrating data to create a single, unified view of each consumer.    With the proliferation of consumer data generated by social media, web analytics and e-commerce, it is difficult for organizations to integrate these disparate data sources to create a single, unified view that reflects a collective knowledge of each consumer, including previous interactions and preferences, in order to effectively target and deliver personalized and relevant communications.

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Complexity in effectively engaging consumers across multiple channels.    Engaging consumers has become increasingly difficult in today’s media-saturated environment, requiring marketers to provide increasingly personalized and relevant communications. Organizations require data management and interaction technologies that enable them to leverage cross-channel insights to drive relevant communications. Non-relevant content and poorly timed communications may result in interactions that fail to produce positive return on investment, tarnish brand image or alienate consumers.

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Inability of disparate point solutions to address marketers’ emerging needs.    Many solutions are designed to only address specific marketing channels or use cases. These siloed point solutions create significant cost inefficiencies and limitations in integrating data in a timely manner among solutions and interactive marketing channels. These solutions often lack the flexibility, cross-channel functionality and scalability to meet marketers’ evolving needs as their programs grow in scale and sophistication. This problem is exacerbated as organizations increase the number of channels they use to communicate and interact with consumers.

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Complex security and infrastructure requirements.    Given the critical nature of interactive communications such as fraud alerts, e-statements and time-sensitive offers, organizations require 24/7 application availability, high-volume transaction processing, sophisticated security controls and a significant amount of data storage. To meet these requirements internally, organizations must make significant investments in technical expertise, complex infrastructure, advanced security measures and data storage.

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Changing deliverability and regulatory standards.    To ensure marketing communications reach their intended recipients, marketers must understand and adhere to the complex and constantly-evolving permission and delivery standards of leading ISPs and telecommunication providers. In addition, organizations must maintain compliance with state, federal and international laws governing the delivery of mobile and email messages, including the U.S. CAN-SPAM Act and foreign governments’ privacy and permission laws and regulations.

Our Solutions

Our suite of cross-channel, interactive marketing applications enables organizations of all sizes to plan, automate, deliver and optimize data-driven interactive marketing campaigns and critical real-time communications through email, mobile, social media and websites. By integrating communications and data across multiple channels, our solutions empower our clients to create and deliver more relevant, engaging and effective customer communications, improving their return on marketing investment. Key benefits of our solutions include:

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Cross-channel campaign management and engagement capabilities powered by a unified view of each consumer.    Our cross-channel, interactive marketing suite includes email, mobile, social media and sites applications that are integrated with campaign management, calendaring, marketing automation and data management tools to provide marketers with the ability to engage in real-time, cross-channel marketing. In addition, through the integration of these applications and previously disparate data sources, our solutions enable organizations to develop a unified view of each consumer, which in turn leads to improved targeting and delivery of relevant customer communications.

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Automation of marketing campaigns and real-time communications.    Our solutions enable clients to automate processes required to deliver sophisticated, multi-stage marketing campaigns and personalized real-time communications such as order confirmations, e-statements, alerts, abandoned shopping cart reminders and many others. Automating these communications enables marketers to capitalize on real-time engagement and optimization rather than focusing on manual deployment of campaigns.

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Highly-scalable and modular SaaS architecture to meet clients’ evolving needs.    Our SaaS technology infrastructure supports large transaction volumes and allows our clients to store large amounts of data while maintaining high application availability and security essential for their business-critical communications. In addition, our SaaS architecture and modular product offerings enable our clients to easily add new channels and functionality and increase messaging volume as they expand their interactive marketing programs. This architecture enables us to serve organizations of all sizes from a single platform.

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Open and flexible cloud-based platform.    Our cloud-based platform’s robust integration framework enables clients to integrate data from virtually any relevant source and leverage productized integrations with leading third-party CRM and web analytics providers such as Microsoft Dynamics CRM, salesforce.com, inc., SAP and Adobe Omniture to enhance the relevancy of interactive communications. We also provide open APIs and developer tools that allow third parties to embed our technology into their solutions and build applications on our cloud-based platform.

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Compliance with complex deliverability and regulatory standards.    We solve challenging issues associated with deliverability of our clients’ interactive communications and enable our clients to meet legal and regulatory compliance requirements through functionality embedded within our applications, relationships with ISPs and telecommunications providers and our knowledge and experience regarding regulatory matters and deliverability standards.

Our Competitive Strengths

Our vision is to inspire and enable organizations of all sizes to leverage interactive marketing technologies to achieve phenomenal business results. We have established a leadership position in interactive marketing as evidenced by our global size, scale and growth, which we believe results in several key competitive strengths including:

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Leadership driven by vision and focus on innovation.    Our vision, focus on innovation and significant investments have fueled our growth and enabled us to deliver interactive marketing solutions that solve marketers’ complex challenges. Forrester placed ExactTarget in the “Leader” category in its Forrester Wave™: Email Marketing Vendors, Q1 2012, January 20, 2012. We received the highest score possible in the Wave for our executive vision, development strategy and global strategy. We have extended our leadership position beyond email marketing through the integration of our social media platform, SocialEngage (formerly CoTweet Enterprise), the creation of our Social Media Lab and the launch of the Interactive Marketing Hub, our integrated, cross-channel interactive marketing solution.

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Market-leading size and scale and strong business momentum.    We believe our size, scale and strong business momentum provide us with substantial competitive advantages. With over 1,250 employees located on four continents and $41.4 million and $22.8 million of research and development investment in the year ended December 31, 2011 and the six months ended June 30, 2012, respectively, we provide marketers around the globe with the team and technology to improve return on investment from their interactive marketing programs. Our substantial investments have led to strong business momentum, resulting in $207.5 million in revenue for the year ended December 31, 2011 and $133.4 million in revenue for the six months ended June 30, 2012, increases of 55% and 44%, respectively, compared to the year ended December 31, 2010 and the six months ended June 30, 2011, 46 consecutive quarters of revenue growth and over 4,700 direct clients. These substantial investments contributed to an operating loss of $23.6 million for the year ended December 31, 2011 and $6.9 million for the six months ended June 30, 2012.

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Serving clients of all sizes, in many industries and geographies, from a single platform.    Our SaaS architecture and modular product offerings enable our clients to easily add functionality and increase messaging volume as they expand their interactive marketing programs. Our highly-scalable architecture enables us to serve large, distributed enterprises with complex interactive marketing requirements, as well as small and medium-sized organizations. As of June 30, 2012, our direct client base consisted of over 4,700 organizations in numerous industries, including retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale and marketing service providers. We directly serve clients in the United States, Canada, the United Kingdom, Australia, Germany and Brazil through our sales and services operations in those countries. In addition, we recently made our user interface available in multiple languages, thereby increasing our potential markets for expansion.

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Large direct and indirect sales organization with global reach.    Our global sales organization is focused on adding new clients and expanding relationships with existing clients. We believe our team is the largest sales organization devoted to selling interactive marketing SaaS solutions, with over 300 sales professionals located on four continents. Our field sales team sells into the enterprise market, while our inside sales team sells to small and medium-sized organizations primarily via telesales. In addition to these new business teams, we have a relationship management sales team that focuses on strengthening client relationships, driving contract renewals and selling additional applications to existing clients. We also extend our sales distribution through relationships with more than 500 marketing service providers that resell our solutions to several thousand additional organizations.

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Corporate culture committed to client success.    Named for our primary brand color, our “Orange” culture reflects our employees’ energy, passion and focus on client success and is widely regarded as one of our greatest assets. Brought to life through client interactions, employee functions and our inspiring annual user conferences, Connections and Connections UK, our culture and client commitment are consistently cited as a key differentiator by clients, partners, prospective clients and employees. The most recent company-wide survey of our employees, which was administered and tabulated by a third party, found that 99.4% of employees are proud to work at our company and 98.3% would recommend our company to a friend as a good place to work. In 2012, we were named one of the nation’s Best Places to Work for recent college graduates by Experience Inc. for the second consecutive year, and one of Indiana’s Best Places to Work for the sixth consecutive year.

Our Growth Strategy

We intend to leverage our vision, our focus on innovation, the breadth of our solutions and our extensive interactive marketing expertise to extend our market leadership and continue to fuel our growth. Key elements of our growth strategy include:

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Continue to innovate and enhance our leading interactive marketing solutions.    We intend to continue to make substantial investments in research and development to further enhance our cross-channel, interactive marketing capabilities. We expect our investments to strengthen our leadership in email marketing while continuing to expand our mobile, social media and sites applications through our Interactive Marketing Hub. We also plan to continue advancing our platform capabilities to accelerate third-party integration and application development.

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Win new clients by expanding direct and indirect sales.    We believe the market for interactive marketing solutions is large and underserved, and we will continue making significant investments to pursue this global market opportunity. To acquire new clients, we plan to continue to expand our direct sales organization of more than 300 sales professionals and our indirect distribution channels of more than 500 marketing service providers. As we expand, we will continue to employ a disciplined and analytical sales strategy tailored for each market and industry.

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Increase revenue from our existing clients.    With over 4,700 clients in many markets and industries, we believe we have a significant opportunity to sell additional applications to our clients and expand their use of emerging interactive channels such as mobile and social media. Our team of relationship managers focuses on strengthening client relationships, driving contract renewals and selling additional applications to our existing clients. This focus has led to the achievement of dollar-based subscription revenue renewal rates of over 100% in each of the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012 over the prior year period.

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Continue to expand our global presence.    We believe there is substantial opportunity to expand our business globally as adoption of interactive marketing increases. Our strategic focus on global expansion has increased our non-U.S. revenue from approximately 6% of our revenue for the year ended December 31, 2009, to approximately 8% for the year ended December 31, 2010, approximately 14% for the year ended December 31, 2011 and approximately 18% for the six months ended June 30, 2012. We directly serve clients in Canada, the United Kingdom, Australia, Germany and Brazil through our sales and services operations in those countries. As part of our strategy to expand into new global markets, we recently made our user interface available in multiple languages.

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Selectively pursue acquisitions.    We have successfully extended our business through acquisitions, both in terms of product functionality through our acquisition of CoTweet, Inc., and geographic presence through the acquisitions of our resellers in the United Kingdom, Australia and Brazil. These acquisitions have strengthened our market leadership while providing modest incremental revenue. In the ordinary course of our business, we continue to actively and selectively explore acquisition opportunities of companies and technologies to expand the functionality of our solutions, provide access to new clients or markets, or both.

Our Products

Our suite of cross-channel, interactive marketing applications, which include email, mobile, social media and sites, is built on our highly-scalable and flexible multi-tenant SaaS platform. These applications are integrated via our Interactive Marketing Hub, which provides campaign management, calendaring, real-time dashboards and integrated reporting, as well as marketing automation and data management applications to provide marketers a comprehensive solution to manage, automate and engage in real-time interactive marketing. In addition, our cloud-based platform’s robust integration framework enables clients to integrate data from virtually any relevant source and leverage productized integrations with leading third-party CRM, web analytics and e-commerce providers to further enhance the relevancy of interactive communications. We also provide open APIs and developer tools that allow third parties to embed our technology into their solutions and build applications on our platform.

The following diagram illustrates our platform and suite of cross-channel, interactive marketing applications.

Interactive Marketing Hub

The Interactive Marketing Hub provides marketers with a comprehensive solution to engage in real-time, cross-channel marketing. The Interactive Marketing Hub integrates our email, mobile, social media and sites Channel Applications with powerful data management and marketing automation Hub Applications. Built on our cloud-based FUEL platform, these applications integrate seamlessly with Hub Tools which include a unified calendar, campaigns, real-time dashboards and integrated reporting.

Channel Applications

Channel Applications provide powerful, easy-to-use, interactive marketing engagement solutions to plan, automate, deliver and optimize messages across email, mobile, social media and sites. Channel Applications can be purchased individually or as a suite, and are seamlessly integrated with the Interactive Marketing Hub’s cross-channel campaign management, calendaring, real-time dashboard and integrated reporting tools. Each Channel Application is described below.

Email.    Our email marketing solutions enable organizations of all sizes to power data-driven email marketing campaigns and real-time communications to drive customer engagement, increase sales and improve their return on marketing investments. Forrester found ExactTarget to have the strongest current offering available for email marketing, awarding the application perfect scores for usability, triggered messaging capabilities, dynamic content and ability to automate multichannel analytics.(1) Our multiple product editions and modular approach allow our clients to easily add

(1)	Forrester, The Forrester Wave™: Email Marketing Vendors, Q1 2012, January 20, 2012.

functionality and increase messaging volume as they expand their interactive marketing programs. Each edition is briefly described below:

•

Core Edition is designed for small and medium-sized organizations as well as departments within enterprises and provides comprehensive, yet easy-to-use, functionality that includes content management tools, segmentation tools and reporting, such as opens, clicks, bounces and other performance metrics.

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Advanced Edition is tailored to meet the needs of sophisticated email marketers. In addition to the capabilities included in the Core Edition, the Advanced Edition includes more sophisticated features such as content syndication, dynamic content, relational data, advanced marketing automation, real-time triggered and transactional communications for e-statements, alerts and order confirmations and advanced real-time reporting. The Advanced Edition also provides full access to our FUEL platform’s open integration framework and developer tools that facilitates integration with other business systems and applications.

•

Enterprise Edition is built for large, distributed enterprises that need centralized control and compliance for email marketing communications. In addition to the capabilities included in the Advanced Edition, the Enterprise Edition includes enhanced international sending, advanced role and permission administration, content locking and sharing, and enterprise analytics and reporting. The Enterprise Edition can also include our simplified Xpress Sending interface that enables non-technical users within distributed marketing organizations to create and send emails using pre-approved content via defined templates.

Mobile.    Our mobile applications enable marketers to create, automate, deliver and optimize the performance of personalized inbound and outbound SMS mobile messages and support messaging in more than 75 countries worldwide. Through these applications, clients can easily create polls, quizzes, surveys, contests, mobile tickets, coupon redemption, SMS alerts and mobile opt-in for email campaigns. Our mobile capabilities also include tools to optimize email and sites programs for rendering on mobile devices, and we also provide mobile access to our real-time integrated reporting. In addition, in June 2012, we launched MobileConnect, our next generation mobile application, featuring intuitive message templates, reporting, advanced enterprise management of short/long codes and keywords and cross-channel integration with campaigns across email, social media and the web.

Social.    Our social media applications provide comprehensive solutions to manage engagement on social networks such as Twitter and Facebook and integrate social data and interactions into cross-channel campaigns. Each application is briefly described below:

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SocialEngage (formerly CoTweet Enterprise) provides a comprehensive social media management application that enables teams to manage multiple social media accounts with administrator-defined user permissions and roles. The application supports real-time social media engagement and enables multiple users to create follow-up tasks and real-time alerts, view individual-level engagement history and consumer profiles including social influence scores, and schedule and automate future posts that can be associated with any campaign defined in the Interactive Marketing Hub.

•

SocialPages provides an easy-to-use drag and drop interface that allows marketers to easily create, publish and manage branded Facebook pages and tabs that display dynamic content and incorporate engaging features such as forms, YouTube videos, Flickr galleries and the Facebook Like button. The application supports gated content, which allows marketers to display content based on whether a visitor has previously “liked” the brand.

Sites.    Our sites application provides a flexible solution to create, manage, host and integrate data-driven landing pages and other types of microsites into cross-channel marketing campaigns. Our sites application provides an intuitive editor to create custom landing pages with pre-built content options such as forms and consumer subscription centers and also provides full HTML control for more advanced users. Landing pages support dynamic content, enabling marketers to optimize offers and increase engagement by displaying unique content based on a consumer’s previous interactions or preferences.

Hub Applications

Hub Applications provide premium capabilities for advanced cross-channel marketing automation, data management, customer data segmentation and analysis. Hub Applications enhance the value our clients can achieve from our Channel Applications, and seamlessly integrate with our Interactive Marketing Hub’s cross-channel campaign management, calendaring, real-time dashboard and integrated reporting tools. Each Hub Application is described below.

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Audience Builder provides an intuitive drag-and-drop interface that enables marketers to explore multiple data scenarios through real-time filtering and segmentation to create highly-refined target audiences in real time for any campaign or automated messaging series.

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Automation Studio provides an intuitive drag and drop interface to plan, create and execute complex, multi-stage, recurring cross-channel campaigns based on consumer behavior, time or custom attributes. Automated communications can be triggered by events such as product purchases, online registrations or website browsing behavior.

Hub Tools

Our Hub Tools enable integrated planning, cross-channel campaign management and real-time reporting. Each Hub Tool is described below:

•	Calendar provides a single view of planned and completed campaigns, events and interactions across email, mobile, Facebook, Twitter and websites.

•	Campaigns enables marketers to easily define interactive marketing campaigns and associated content and interactions across email, mobile, Facebook, Twitter and websites.

•

Pulse provides real-time dashboards that display information such as the number of Facebook fans, Twitter followers, email subscribers and current status of automated programs and engagement metrics such as opens, clicks and conversions.

•	Integrated Reporting provides contextual and comprehensive reporting throughout our Interactive Marketing Hub.

FUEL Platform

Our applications are built and delivered on our highly-scalable and flexible, cloud-based FUEL platform. FUEL provides an open integration framework, enabling clients and third-party application providers to integrate data from systems such as CRM, web analytics, and e-commerce through our partner ecosystem of productized integrations with leading providers such as Microsoft Dynamics CRM, salesforce.com, inc., SAP, and Adobe Omniture. Clients and third-party application providers can leverage our APIs and developer tools to embed our technology into their solutions and build applications on our platform. Key features of our cloud-based FUEL platform are described below:

•	Common Data Model creates a unified, cross-channel view of each consumer by aggregating online behavioral data, channel engagement history, communication preferences and other online or offline data.

•

Security provides a single sign-on environment for all Interactive Marketing Hub applications secured by multiple technologies, including but not limited to two-factor authentication, IP whitelisting and IP blocking, and enables real-time monitoring and alerting of system activity.

•	Developer Tools provide a comprehensive library of user interface controls and APIs that enable developers to quickly build applications with a common look and feel on our cloud-based platform.

•

Integration Framework provides a comprehensive suite of integration capabilities that include our open APIs, CRM and Web analytics integrations, Embedded/Xpress Marketing and HubExchange. Our Embedded/Xpress Marketing solution enables independent software vendors and developers to embed the functionality of our email and mobile applications directly into their technology offerings. Our HubExchange enables marketing technology providers to develop and sell applications built on our platform while leveraging single sign-on and seamless integration into calendaring and campaign management.

Customer Support

All of our solutions include access to our exclusive, client-only social network, 3sixty. This online community currently enables more than 25,000 users to form groups, access on-demand tutorials, whitepapers and case studies, post questions, provide product feedback and access key subscription and account information. In addition, included in standard subscriptions to our solutions, all clients have access to our technical support, which is available 24 hours a day, 365 days a year by phone or email. Clients with complex and advanced technical needs may also upgrade their subscriptions to include our Premium or Platinum support offerings, which provide direct access to highly-technical support personnel.

Our Services

We complement our suite of cross-channel, interactive marketing SaaS solutions with a broad array of professional services designed to drive marketing success for our clients. Our experienced global team of professional consultants helps clients accelerate the implementation and execution of their cross-channel marketing efforts, increase their revenue from interactive channels and improve their return on marketing investment. Our collaborative and full-service offerings include:

•	Training. We offer a variety of methods of introduction to our products, including self-help resources, web-based and on-site training, enterprise workshops and “train the trainer” programs.

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Implementation.    Clients who purchase implementation services are assigned an implementation consultant who works closely with them to accomplish the successful adoption and deployment of our solutions.

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Integration.    Through our platform’s integration framework, our applications can be integrated with CRM, web analytics, e-commerce and other proprietary business systems. Our integration consultants help clients define their integration needs and design solutions to meet business objectives.

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Deliverability.    Our team of experts helps optimize the delivery of clients’ email and mobile messages to their customers. Our proprietary inbox technology, expert consultation and substantial industry and ISP relationships help clients maximize deliverability rates.

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Campaign Services.    Our team of designers, developers and creative experts support the full campaign development lifecycle through creating, testing and optimizing cross-channel campaigns that increase consumer engagement and deliver business results.

•

Strategic Consulting.    With our dedicated team of marketing strategists, we provide consulting and program management to help clients define, develop and implement interactive communication strategies. These consulting services are designed to meet the needs of complex organizations with multiple brands, business units and geographies.

Our Clients

Our clients range from enterprises to small businesses in numerous industries, including retail and e-commerce, media and entertainment, travel and hospitality, financial services and insurance, technology, daily-deal and flash-sale and marketing service providers. As of June 30, 2012, we served more than 4,700 direct clients, which included approximately 500 marketing service providers that resell our solutions to several thousand additional organizations.

Our direct clients include U.S.-based companies such as Ally Financial, Inc., Angie’s List, Inc., CareerBuilder, LLC, Groupon, Inc., Microsoft Corporation, Nationwide Mutual Insurance Company, Oakley, Inc., OneAmerica Financial Partners, Inc., One King’s Lane, Inc., Papa John’s International, Inc., priceline.com Incorporated, The Scotts Miracle-Gro Company, Tommy Hilfiger Group, WellPoint, Inc. and Zappos.com, Inc., and companies headquartered outside the United States such as Abril Group (Brazil), Fairfax Media Limited (Australia), Icelandair Group (Iceland) and Telegraph Media Group Limited (United Kingdom).

Our client base is diverse, and no single client represented more than 5% of our overall revenue for each of the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2012. Our top ten clients accounted for less than 20% of our revenue for the same periods.

Sales and Marketing

Our global sales team is focused on adding new clients and expanding relationships with existing clients. We believe our team is the largest sales organization devoted to selling interactive marketing SaaS solutions, with over 300 sales professionals located on four continents. Our field sales team sells into the enterprise market, while our inside sales team sells to small and medium-sized organizations primarily via telesales. We utilize a disciplined sales process to monitor and evaluate our sales activity from lead identification and evaluation, to sales contacts, opportunity valuation and closing. Field and inside sales professionals are supported by our sales operations team, consisting of solution consultants and business analysts. In addition to these new business teams, we have a relationship management sales team that focuses on strengthening client relationships, driving contract renewals and selling additional applications. We also extend our sales distribution through relationships with more than 500 marketing service providers that resell our solutions to several thousand additional organizations.

Our global marketing team complements our sales organization through lead generation, brand building, analyst relations and industry research. Our primary marketing programs include email, mobile and social media marketing, search engine optimization, online advertising, tradeshows, partner marketing events, public relations and field marketing. Our marketing team also conducts primary research that serves as the foundation for industry thought leadership and our demand-generation activities. This research identifies emerging trends in consumer behavior and marketers’ adoption of interactive marketing across email, mobile, Facebook and Twitter. Most recently, our multi-part research series Subscribers, Fans, and Followers has provided thousands of marketers with new consumer insights and best practices for implementing effective cross-channel, interactive marketing. Our marketing team directly supports our large and distributed sales organization through collaborative initiatives, including the creative development and execution of sales proposals, personalized prospecting campaigns, managing large prospective client pursuits and key renewals, creating targeted regional field marketing events and hosting our annual Connections client conferences in the United States and the United Kingdom, which are attended by thousands of marketers from around the world.

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver interactive marketing SaaS solutions designed to solve marketers’ complex challenges. We allocate a substantial portion of our operating expenses to developing new capabilities and enhancing existing solutions, conducting software and quality assurance testing and improving our platform and suite of interactive marketing applications to meet our clients’ evolving interactive marketing needs. Our technical staff monitors and tests our software regularly, and we maintain a disciplined release process to enhance our existing suite of applications and to introduce new capabilities without interrupting service delivery. As of June 30, 2012, we had over 200 employees dedicated to research and development, including developers in our Social Media Lab. We supplement our research and development efforts with contractors. Research and development expenses totaled $41.4 million, $27.4 million, $14.8 million and $22.8 million for the years ended December 31, 2011, 2010 and 2009 and for the six months ended June 30, 2012, respectively.

Our Technology

Our suite of cross-channel, interactive marketing applications is built on our highly-scalable and flexible, multi-tenant SaaS architecture, which enables us to serve all of our clients from a single codebase. Because each new client is provisioned within this existing infrastructure, we believe we can efficiently scale our solutions as our business grows. Scalability is achieved through application partitioning that allows for horizontal scaling across multiple parts of our platform. Each application partition can be scaled independently of other application partitions. Examples of partitions include our user interface, API, message building, message transferring, analytics and tracking, database management, image management and reporting. Through cloud-enabling technologies, such as server virtualization and storage networking, new capacity can be provided as it is needed within an application partition, which allows for effective management to meet high transaction volumes.

Our applications are written in C#, Java and JavaScript, and we use commercially-available hardware and a combination of proprietary and commercially-available software, including Microsoft SQL Server, Hadoop, Redis, Microsoft Windows and Linux. We own substantially all of the hardware deployed in support of our software. Our system hardware is co-located in two third-party operated hosting facilities in Indianapolis, Indiana and one in Las Vegas, Nevada. These facilities provide around-the-clock security personnel, video surveillance and biometric access screening, and are serviced by onsite electrical generators and fire detection and suppression systems. Our network infrastructure is fully redundant within each of our data centers, including network teaming to provide network redundancy that includes multiple upstream Internet connections.

We continuously monitor the performance and availability of our software applications. We have a highly-available, scalable infrastructure that utilizes load-balanced web server pools, redundant interconnected network switches and firewalls, intrusion detection and fault-tolerant storage devices. Production data is backed up on a daily basis and stored in multiple locations to help ensure transactional integrity and restoration capability. Application monitoring includes automated tools that help ensure our software is operating within appropriate performance benchmarks. In addition, our system engineers proactively monitor the status and effectiveness of our applications as well as manage message delivery into domains such as AOL, Yahoo, MSN and Google. We use third-party firms to perform security audits that test our applications and infrastructure security.

Our Competition

The markets for interactive marketing solutions are fragmented, highly competitive and rapidly changing. We provide our solutions to a broad array of clients, ranging from enterprises to small businesses, while our competitors generally focus on either the small business market or the enterprise market. Our competitors include Aprimo, Inc. (which was acquired by Teradata Corporation in 2011), CheetahMail Inc. (a subsidiary of Experian Group Limited), e-Dialog Inc. (a subsidiary of eBay Inc.), Eloqua Limited, Epsilon Data Management, LLC (a subsidiary of Alliance Data Systems Corporation), Marketo, Inc., Responsys, Inc., Silverpop Systems Inc., StrongMail Systems, Inc., Unica Corporation (which was acquired by International Business Machines Corporation in 2010) and Yesmail (a division of infoGROUP Inc.). To a lesser degree, we compete with a number of email marketing providers focused on the small business market. We also face competition from social media marketing providers, such as Buddy Media, Inc. and Radian6 Technologies, Inc. (which were acquired by salesforce.com, inc. in 2012 and 2011, respectively), and from mobile marketing service providers, as well as from in-house solutions that our current and prospective clients may develop.

We believe the principal competitive factors in our market include:

•	product features, effectiveness, interoperability and reliability;

•	breadth and expertise of sales organization;

•	ability to integrate across interactive marketing channels;

•	platform scalability;

•	pace of innovation and product roadmap;

•	domain expertise in interactive marketing;

•	strength of professional services organization;

•	price of products and services;

•	integration with third-party applications and data sources;

•	return on investment;

•	ease of use; and

•	size and financial stability of operations.

We believe we currently compete effectively with respect to each of the factors identified above.

Our Culture

Named for our primary brand color, our “Orange” culture reflects our employees’ energy, passion and focus on client success and is widely regarded as one of our greatest assets. Brought to life through client interactions, employee functions and our inspiring annual user conferences, Connections and Connections UK, our culture and client commitment are consistently cited as key differentiators by clients, partners, prospective clients and employees. The most recent company-wide survey of our employees, which was administered and tabulated by a third party, found that 99.4% of employees are proud to work at our company and 98.3% would recommend our company to a friend as a good place to work. In 2012, we were named one of the nation’s Best Places to Work for recent college graduates by Experience Inc. for the second consecutive year, and one of Indiana’s Best Places to Work for the sixth consecutive year.

Presented daily with the opportunity to “market to the best marketers in the world,” our team is passionate about our brand, what it stands for and the unique opportunity we have to make a difference for our clients. Our “Orange” culture is visible across our organization and highlighted through a host of initiatives and programs including:

•	our Core Values Recognition Program, which encourages any employee to recommend broader recognition of another team member for going above and beyond the call of duty;

•

our employee-led committees of ExactImpact, ExactGreen, ExactFun and ExactWellness, which create opportunities for employees to come together around important causes to make a difference at work and in local communities;

•	our high-energy work environments located in architecturally significant buildings on four continents, which feature modern design and team-based work stations that fuel collaboration and innovation;

•	our employee volunteer program, which allows employees to spend up to eight hours annually to volunteer for philanthropic efforts during work hours;

•

our Catapult recent college graduate recruiting program, which helps us attract promising graduates from leading universities; this award-winning program helps us develop the next generation of company leaders by providing a rotational experience to new graduates, enabling them to learn many facets of our business;

•

our commitment to open and transparent employee communications, as highlighted by our employee suggestion box that provides employees an opportunity to anonymously submit candid feedback directly to the CEO and our weekly email from the CEO to all employees highlighting company performance and accomplishments and company and industry insights; and

•	our ExactTarget Foundation, which will be funded primarily through employee and third-party contributions, to help combat childhood hunger, advance education and accelerate entrepreneurship.

Government Regulation

Email/Communications

Our clients use our suite of cross-channel, interactive marketing SaaS solutions to plan, automate, deliver and optimize data-driven interactive marketing campaigns and real-time communications to drive customer engagement, increase sales and improve their return on marketing investment. These communications are governed by a variety of U.S. federal, state, and foreign laws and regulations. With respect to email campaigns, for example, in the United States, the CAN-SPAM Act establishes certain requirements for the distribution of “commercial” email messages and provides for penalties for transmission of commercial email messages that are intended to deceive the recipient as to source or content or that do not give opt-out control to the recipient. The U.S. Federal Trade Commission is primarily responsible for enforcing the CAN-SPAM Act, and the Department of Justice, certain other federal agencies, state attorneys general and ISPs also have authority to enforce certain of its provisions.

The CAN-SPAM Act’s provisions include:

•	prohibiting false or misleading email header information;

•	prohibiting the use of deceptive subject lines;

•

requiring that all commercial email must contain a valid opt-out mechanism that gives recipients the opportunity to opt-out of receiving future commercial email messages from the sender for at least 30 days after the initial email is sent;

•	requiring opt-out requests to be honored within ten business days;

•	requiring that the sender must include a valid physical postal address in the email message; and

•

requiring that commercial email sent to recipients that have not given prior affirmative consent to receipt of the message (that is, an “opt-in”) must provide a clear notice that it is an advertisement.

The CAN-SPAM Act preempts, or blocks, most state laws that expressly regulate the use of email to send commercial messages, except with respect to laws that prohibit falsity or deception in any portion of a commercial email message or information attached thereto, fraud and computer crime. The scope of these exceptions is not settled, and many states have adopted laws regulating commercial email practices that typically provide a private right of action and specify damages and other penalties in addition to those imposed by the CAN-SPAM Act, which in some cases may be substantial. Violations of the CAN-SPAM Act’s provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial email senders who harvest email addresses, use dictionary attack patterns to generate email addresses or relay emails through a network without permission.

With respect to text messaging campaigns, for example, the CAN-SPAM Act and regulations implemented by the U.S. Federal Communications Commission pursuant to the CAN-SPAM Act, and the Telephone Consumer Protection Act, also known as the Federal Do-Not-Call law, among other requirements, prohibit companies from sending specified types of commercial text messages unless the recipient has given his or her prior express consent.

Moreover, some foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, some of which are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it.

Additionally, our clients collect and use personal information about consumers to conduct their marketing programs, which subjects them to federal, state and foreign privacy laws that regulate the use, collection and disclosure of consumers’ personal information. In European Union member states and certain other countries outside the United States, data protection is more highly regulated and rigidly enforced. Noncompliance with these laws and regulations carries significant financial penalties.

We are strong advocates of permission-based email marketing. We use the phrase “permission-based email marketing” to refer to the practice of sending email to our clients’ customers only if such customers have affirmatively opted-in to receive any, or a specific type, of email from our client, through our system. Our standard terms and conditions require our clients to comply with all applicable laws, including, among others, the CAN-SPAM Act and other privacy regulations around the globe. If our clients’ marketing campaigns are alleged to violate applicable laws and we are deemed to be responsible for such violations, or if we were deemed to be directly subject to and in violation of these requirements, it is possible that we could be exposed to liability. To help manage this risk we require compliance certifications from our clients, include indemnity provisions in our standard agreements and take other steps to help our clients stay in compliance with the CAN-SPAM Act and other applicable laws.

We have taken additional steps to facilitate our clients’ compliance with the CAN-SPAM Act through the adoption of our Anti-Spam Policy which provides that our clients:

•	use our software only to send emails to customers and prospects that have directly consented (opted-in) to receiving their email;

•	will not use our system to send unsolicited email;

•

will provide us with the source of the email addresses, the method used to capture the data, and verification of the consent to receive emails from such client for any list of email addresses used in our system;

•	will not use rented or purchased lists, email append lists or any other list that contains email addresses captured using any other method than opt-in; and

•	will not use opt-out lists in our system.

Our clients make representations to us regarding compliance with our Anti-Spam Policy. In addition, we retain the right to review customer lists and emails to verify that clients are abiding by our Anti-Spam Policy. However, our clients are ultimately responsible for compliance with our policies, and we do not audit our clients for compliance with our policies.

Privacy/Data Security

We are subject to a number of federal, state and foreign laws and regulations regarding data governance and the privacy and protection of member data that affect companies conducting business on the Internet. In the area of information security and data protection, many governments have passed laws requiring notification to users when there is a security incident that results in unauthorized disclosure of their sensitive personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards to protect data as it is in transit. The costs of compliance with these laws are expected to increase in the future as a result of changes in interpretation and continued data incidents that lead to additional legislation and regulation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities and may result in fines to our clients and us.

Intellectual Property

Our intellectual property is an essential element of our business. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand.

We have nine patent applications pending in one or more jurisdictions and no issued patents. Members of our software application development management regularly meet to identify new ideas that potentially warrant patent protection. Ideas are submitted to an internal patent committee in the form of an invention disclosure. The patent committee determines whether to proceed with filing a patent application and the jurisdictions in which to file. The jurisdiction decision is made by balancing the cost of pursuing patent protection with the importance of the subject matter of each patent application in a given jurisdiction.

Our U.S. registered trademarks include: EXACTTARGET®, Deliverability REPORT CARD®, REPORT BUILDER®, SUBSCRIBERS RULE!® and ET@®. We have several other trademark applications pending. We focus our trademark efforts in the United States, and when justified by cost and strategic importance, we file corresponding foreign trademark applications in certain jurisdictions such as the European Union, Australia, New Zealand, Singapore, Brazil and the People’s Republic of China. Our trademark strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level.

We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

In our subscription agreements with our clients, we agree to indemnify our clients against any losses or costs incurred in connection with claims by a third party alleging that a client’s use of our services infringes the intellectual property rights of the third party. Certain of our subscription agreements contain specific exclusions from this indemnity. Companies in the software industry, including those that provide SaaS, frequently face infringement threats from non-practicing organizations filing lawsuits for patent infringement.

As part of our strategy regarding product development and intellectual property, we have faced and will likely continue to face, direct and indirect accusations of infringement from third parties. We investigate each accusation or claim carefully and respond or defend against the allegations as each situation warrants with the goal of minimizing expenses and disruptions to our business and the business of our clients.

We have in the past and may in the future license third-party intellectual property, software products, and other technology to be incorporated into some elements of our services. In this regard, in 2006, we entered into a non-exclusive patent license agreement with Subscribermail, LLC and Hula Holdings, LLC (which was acquired by Harland Clark Corp. in 2010). Under the agreement, we have been granted a license to use the multi-level email methodology covered by a patent owned by Hula Holdings, LLC and licensed to Subscribermail, LLC. The duration of our license is equal to the remaining term of the patent, which expires in 2021.

One company with which we have a license has asserted that it may be a violation of a sublicensing prohibition contained in that license for us to use our platform to provide services to customers through our reseller and agency partners. Although the outcome of this claim cannot be predicted with certainty, we believe that the provision of our services to end users through our reseller and agency partners does not constitute a prohibited sublicense of the licensor’s intellectual property rights and that the final outcome of this matter will not, in any event, have a material adverse effect on our business.

Employees

As of June 30, 2012, we employed a total of 1,268 employees worldwide, a majority of whom are located in the United States. These employees included 445 in sales and marketing, 209 in research, development and technology, 432 in professional services and customer support and 182 in general and administrative positions. The employees of our Brazilian subsidiary are represented by a local labor union, as is customary in Brazil. None of our other employees are represented by any labor union, and we have never experienced a work stoppage. We believe we have good relations with our employees.

Facilities

Our corporate headquarters, including our principal administrative, marketing, technical support and research and development departments, are located in Indianapolis, Indiana, where we lease approximately 66,536 square feet under an agreement that expires in 2016, approximately 48,890 square feet under an agreement that expires in 2018, and approximately 48,167 square feet under an agreement that expires in 2021. Our system hardware is co-located in two third-party operated hosting facilities in Indianapolis, Indiana and one in Las Vegas, Nevada. We also maintain smaller leased regional offices in San Francisco, California, Bellevue, Washington, New York, New York, the United Kingdom, Australia, Germany and Brazil. We do not own any real property. We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

On August 24, 2012, RPost Holdings, Inc., RPost Communications Limited, and RMail Limited filed a lawsuit against us in the District Court for the Eastern District of Texas alleging willful infringement of five patents and seeking injunctive relief and unspecified damages. On the same date, the plaintiff filed seven other patent infringement actions against seven other companies in our industry. We have undertaken an initial preliminary review of the patents asserted in the lawsuit and believe we will have valid defenses against the claims. However, the outcome of any litigation is inherently uncertain and there can be no assurance as to the ultimate outcome of such matter, especially given the very early stage of the action. We will continue to investigate the merits of the complaint and plan to vigorously defend against the asserted claims.

From time to time, we may become involved in various other legal proceedings in the ordinary course of our business, and may be subject to other third-party infringement claims. These claims, even those that lack merit, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 31, 2012:

Name	Age	Position(s)
Scott D. Dorsey	45	Chief Executive Officer, Director and Chairman

Steven A. Collins	47	Chief Financial Officer

Traci M. Dolan	54	Chief Administrative Officer and Secretary

Andrew J. Kofoid	47	Executive Vice President, Global Sales

Timothy B. Kopp	39	Chief Marketing Officer

Scott S. McCorkle	46	Chief Operating Officer

Michael M. Brown(1)	40	Director

Matthew W. Ferguson(2)(3)	45	Director

Timothy I. Maudlin(1)(3)(4)	61	Director

Scott M. Maxwell(1)(3)	50	Director

Rory T. O’Driscoll(2)	47	Director

David L. Yuan(2)	37	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Lead Independent Director

Scott D. Dorsey co-founded ExactTarget in December 2000 and has served as our Chief Executive Officer and a member of our board of directors since that time. He has been the Chairman of our board of directors since May 2010. Prior to co-founding ExactTarget, Mr. Dorsey held a variety of sales and marketing leadership roles with Steelcase, Inc. and Divine, Inc. Mr. Dorsey holds a B.S. in Marketing from Indiana University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. As our Chief Executive Officer and co-founder, Mr. Dorsey has developed intimate knowledge of our business and operations, and we believe Mr. Dorsey provides a valuable perspective as Chairman of our board of directors.

Steven A. Collins has served as our Chief Financial Officer since June 2011. Prior to joining us, Mr. Collins served as Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping provider. Mr. Collins was with NAVTEQ from 2003 to 2011 and led a team of over 150 finance professionals with responsibility for Finance, Accounting, Tax, Treasury, Sourcing, Travel and Facilities. Before joining NAVTEQ, Mr. Collins served as a Partner at Grace Venture Partners, a venture capital firm that he co-founded, from 2000 to 2003. From 1991 through 2000, Mr. Collins held a variety of financial leadership positions with The Walt Disney Company. Mr. Collins holds a B.S. in Industrial Engineering from Iowa State University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Traci M. Dolan has served as our Chief Administrative Officer since July 2011 and as our Secretary since January 2007. Ms. Dolan served as our Chief Financial Officer from February 2004 to June 2011, as our Vice President of Finance and Administration from October 2004 to August 2007, and as our Executive Vice President of Finance and Administration from August 2007 to July 2011.

From March 2000 to December 2003, Ms. Dolan served as Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer of Made2Manage Systems, Inc., a publicly-traded software company. Ms. Dolan previously held financial management and operational positions with Macmillan Publishing, where she was Vice President of Finance and Operations, and with Coopers & Lybrand, where she was an audit manager. Ms. Dolan holds a B.S. in Business from Indiana University.

Andrew J. Kofoid has served as our Executive Vice President, Global Sales since May 2010. Prior to joining us, Mr. Kofoid was Vice President of U.S. Sales at Dassault Systèmes S.A., a global enterprise product lifecycle management software provider. From 2002 to 2010, Mr. Kofoid served in various U.S.- and European-based sales positions, ranging from Regional Sales Director to Vice President of U.S. Sales where he managed over 200 sales and services team members. Before joining Dassault Systèmes, Mr. Kofoid served in sales and sales management positions at Oracle Corporation and IBM. Mr. Kofoid graduated from Purdue University with a B.S. in Electrical Engineering and holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Timothy B. Kopp has served as our Chief Marketing Officer since December 2007. From December 2006 to December 2007, Mr. Kopp was the Chief Marketing Officer for WebTrends Inc., a provider of unified mobile, social and web analytics and engagement, where he led the company’s global marketing strategy. Before joining WebTrends, Mr. Kopp was Vice President, Worldwide Interactive Marketing for The Coca Cola Company from October 2005 to February 2007. Mr. Kopp was also one of the founding members of Procter and Gamble’s Interactive Marketing program where he was employed from January 1998 to October 2005. Mr. Kopp holds a B.B.A. in Finance and Accounting from the University of Cincinnati and an M.B.A. from the University of Dayton.

Scott S. McCorkle has served as our Chief Operating Officer since December 2008. Previously, Mr. McCorkle served as our Vice President, Technology and Product from August 2005 to July 2007 and as our Executive Vice President, Technology and Product from August 2007 to December 2008. Prior to joining ExactTarget, Mr. McCorkle co-founded Mezzia, Inc., a company that provided on-demand software to manage the planning, budgeting, and execution of capital spending and project-based initiatives. Mr. McCorkle was with Mezzia from December 1999 to July 2005, first as its Vice President of Product and then as its President. Mr. McCorkle previously held senior management positions with IBM’s customer management group and Software Artistry, a company acquired by IBM. Mr. McCorkle holds a B.S. in Computer Science from Ball State University and an M.B.A. from Indiana University.

Michael M. Brown has served as a member of our board of directors since May 2009. Since 2007, Mr. Brown has been a General Partner of Battery Ventures, a private equity and venture capital firm focused on technology companies, which he initially joined in 1998. He currently serves on the boards of several privately-held companies, including Digby Technology, Bluestem Brands and TradeKing Group, Inc. Mr. Brown was previously a member of the High Technology Group at Goldman, Sachs & Co., from 1996 to 1998 and worked as a Financial Analyst within Goldman’s Financial Institutions Group between 1994 and 1996. Mr. Brown graduated magna cum laude from Georgetown University with a B.S. in Business Administration. Mr. Brown provides the board with extensive experience advising high-growth technology companies and in financial and accounting matters.

Matthew W. Ferguson has served as a member of our board of directors since January 2008. Mr. Ferguson has been the Chief Executive Officer of CareerBuilder, LLC, a human capital solutions company, since 2004, and previously served as its Chief Operating Officer. Mr. Ferguson also previously served as Senior Vice President of Business Development for Headhunter.net, which was acquired by CareerBuilder, LLC. Mr. Ferguson also held a position developing strategic partnerships for Digitalwork.com, started two entrepreneurial ventures, and was an attorney at Baker & McKenzie LLP. Mr. Ferguson holds a B.A. from Indiana University, an M.B.A. from the University of Chicago and a J.D. from Northwestern University. Based on his current role with CareerBuilder, LLC, Mr. Ferguson provides the board with extensive experience in leading high-growth entrepreneurial ventures.

Timothy I. Maudlin has served as a member of our board of directors since May 2008 and as our lead independent director since May 2010. Mr. Maudlin has served as lead independent director on the board of directors for Web.com since 2007, having previously served as a director since February 2002. Mr. Maudlin is also Web.com’s audit committee chair and is a member of its compensation committee. Mr. Maudlin also serves as a director of Newegg, Inc., one of the largest online-only retailers in the United States, and is the chairperson of its audit and governance committees and a member of its compensation committee. Mr. Maudlin served as a managing partner of Medical Innovation Partners, a venture capital firm from 1989 through 2007 and as President of its management company since 1985. Mr. Maudlin has served as a director of Sucampo Pharmaceuticals, Inc., a NASDAQ-listed pharmaceutical company since September 2006, and he is currently the chairman of its audit committee and its nominating and corporate governance committee, and a member of the compensation committee. Mr. Maudlin was a member of the board of directors of MediaMind Technologies, Inc. from August 2008 until it was acquired in July 2011. Mr. Maudlin is a certified public accountant and holds a B.A. from St. Olaf College and an M.M. from the Kellogg Graduate School of Management at Northwestern University. Mr. Maudlin provides the board with extensive experience in accounting, finance, public company governance and advising high-growth companies.

Scott M. Maxwell has served as a member of our board of directors since July 2004. Mr. Maxwell has been the Senior Managing Director of OpenView Venture Partners, a venture capital fund with a focus on software, the Internet and technology-enabled companies that he founded, since 2006. Prior to founding OpenView Venture Partners, Mr. Maxwell served Insight Venture Partners as Chief Operating Officer from 2000 to 2001 and as a Partner and Managing Director from 2000 to 2006. Prior to 2000, Mr. Maxwell had been a Partner and Managing Director, Corporate Development at Putnam Investments, a Senior Vice President, Chief Financial Officer of the Global Equity Division and a member of the Global Equities Executive Committee at Lehman Brothers and a management consultant at McKinsey & Company. Mr. Maxwell has a B.S. and a Master of Science in Mechanical Engineering from University of California, Davis. Mr. Maxwell also graduated from the Massachusetts Institute of Technology, with a Ph.D. in Mechanical Engineering, and an M.B.A. from the Massachusetts Institute of Technology Sloan School of Management. Mr. Maxwell provides the board with the benefit of his extensive experience in the technology industry and capital markets including his focus on financial management and operations.

Rory T. O’Driscoll has served as a member of our board of directors since May 2009. Mr. O’Driscoll has been a Managing Director at Scale Venture Partners, a venture capital firm focused on information technology companies, and its predecessor funds, since 1994. He currently serves on the boards of several privately-held companies, including Arena Solutions, Inc., Axcient, Inc., Box.net, Inc., DocuSign, Inc., Hubspan, Inc., Livescribe, Inc. and Vantage Media, LLC. Prior to joining Scale Venture Partners, Mr. O’Driscoll was founder and Chief Executive Officer of Mercia Ltd., a manufacturing company in the United Kingdom. Mr. O’Driscoll holds a B.Sc. from the London School of Economics. Mr. O’Driscoll provides the board with the benefit of his expertise in advising high-growth technology companies, including his directorships at several publicly-held companies in the digital marketing arena, including Omniture, Inc., which was subsequently acquired by Adobe Systems Incorporated, and NetGenesis Corporation, which was subsequently acquired by SPSS Inc.

David L. Yuan has served as a member of our board of directors since November 2009. Mr. Yuan is a General Partner at Technology Crossover Ventures, a private equity and venture capital firm, which he joined in 2005. He currently serves on the boards of Merkle Group, Inc. and Sitecore

Corporation A/S. Prior to joining Technology Crossover Ventures, Mr. Yuan managed investments at J.P. Morgan Partners and was also one of the first employees at 1stUp, an ISP, which was later sold to CMGi. Mr. Yuan began his career as a management consultant with Bain & Company. Mr. Yuan graduated from Harvard University with an A.B. in Economics, and holds an M.B.A. from the Stanford Graduate School of Business. Mr. Yuan provides the board with the benefit of his extensive experience in the technology industry and capital markets, including his directorships at several technology companies.

Board Composition

We currently have seven directors, each of whom was elected as a director under our then-effective certificate of incorporation and the board composition provisions of our fourth amended and restated stockholders’ agreement (the “stockholders’ agreement”) by and among us and certain holders of our preferred and common stock as follows:

•	Mr. Yuan was elected as the designee of stockholders who, prior to our initial public offering, held a majority of the outstanding shares of our Series F preferred stock;

•	Messrs. Brown and O’Driscoll were elected as the designees of stockholders who, prior to our initial public offering, held a majority of the outstanding shares of our Series E preferred stock;

•	Messrs. Dorsey and Maxwell were elected as the designees of stockholders who, prior to our initial public offering, held a majority of the outstanding shares of our common stock; and

•	Messrs. Ferguson and Maudlin were elected as the designees of stockholders who, prior to our initial public offering, held a majority of the outstanding shares of our common stock and preferred stock.

The voting provisions of our stockholders’ agreement by which the directors were elected terminated upon the closing of our initial public offering, and there are no contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors are divided among the three classes as follows:

•	Class I directors are Messrs. Brown and Maxwell, whose initial term will expire at the 2013 annual meeting of stockholders;

•	Class II directors are Messrs. Yuan and Ferguson, whose initial term will expire at the 2014 annual meeting of stockholders; and

•	Class III directors are Messrs. Dorsey, Maudlin and O’Driscoll, whose initial term will expire at the 2015 annual meeting of stockholders.

Directors for a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal.

Director Independence

Under the listing requirements and rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period. Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of Messrs. Brown, Ferguson, Maudlin, Maxwell, O’Driscoll and Yuan is “independent” under the rules of the NYSE. In making this determination, our board of directors assessed the current and prior relationships that each non-employee director has with us and all other relevant facts and circumstances, including the beneficial ownership of our capital stock by each non-employee director. Based on these assessments, for each director deemed to be independent, our board of directors made a determination that, because of the nature of the director’s relationships and/or the amounts involved, the director had no relationships with our company or our management that, in the judgment of the board, would impair the director’s independence. For those directors that have relationships with our significant stockholders, consistent with the rules of the NYSE, our board of directors does not believe that ownership of our company’s stock, or a relationship with a stockholder, by itself, prevents a director from being independent.

The independence determinations of the board of directors included reviewing the following transactions. Our board specifically considered that: (1) Mr. Brown is a General Partner of Battery Ventures, affiliates of which owned approximately 15% of our common stock upon the closing of our initial public offering; (2) Mr. O’Driscoll is a Managing Director at Scale Venture Partners, which (together with its affiliates) owned approximately 6% of our common stock upon the closing of our initial public offering; and (3) Mr. Yuan is a General Partner of Technology Crossover Ventures, which (together with its affiliated entities) owned approximately 22% of our common stock upon the closing of our initial public offering. Our board of directors also considered Mr. Ferguson’s relationship with CareerBuilder, LLC, where he serves as President and Chief Executive Officer. CareerBuilder, LLC has been one of our clients for several years. We have provided services to CareerBuilder, LLC in the ordinary course, and the amounts involved are not significant to us or CareerBuilder, LLC. During each of 2009, 2010, 2011 and the six months ended June 30, 2012, the aggregate amount of payments that we received from CareerBuilder, LLC was less than $0.9 million and represented less than 2% of both our, and CareerBuilder, LLC’s, consolidated gross revenues for the period. Mr. Ferguson does not have any financial or other interest in our relationship with CareerBuilder, LLC and does not personally benefit from this relationship.

Our board of directors also specifically considered that Mr. Maudlin serves as a non-employee director of Web.com Group, Inc., which has been one of our clients for several years. Our board of directors believes that a relationship between our company and an entity where a director’s only relationship is serving on the entity’s board is not material and does not impact the director’s independence.

Board Committees

Audit Committee

Our Audit Committee is currently composed of Messrs. Maudlin, Maxwell and Brown, each of whom is a non-employee, independent member of our board of directors. Mr. Maudlin is the Chairman of the Audit Committee and our Audit Committee financial expert, as currently defined under SEC rules. Each member of the Audit Committee meets the requirements for financial literacy under the applicable rules of the NYSE and Messrs. Maudlin and Maxwell meet the additional, heightened independence criteria applicable to directors serving on the Audit Committee under SEC and NYSE rules. The composition of our Audit Committee complies with all applicable requirements of the SEC and the listing requirements of the NYSE. A majority of our Audit Committee members meet the additional, heightened independence criteria applicable to directors serving on the Audit Committee under SEC and NYSE rules, and after the phase-in period under the applicable requirements of the SEC and the listing requirements of the NYSE, upon which we intend to rely, all members of our Audit Committee will meet such additional, heightened independence criteria. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and the listing requirements of the NYSE, and oversees our corporate accounting and financial reporting process. The Audit Committee’s responsibilities include, but are not limited to:

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	reviewing the qualifications, performance and independence of the independent registered public accounting firm at least annually;

•	consulting with the independent registered public accounting firm to assure the rotation of the lead audit partner and the audit partner responsible for reviewing the audit every five years;

•	approving in advance the engagement of the independent registered public accounting firm for all audit services and permissible non-audit services, subject to any permissible pre-approval procedures;

•	establishing policies for our hiring of employees or former employees of the independent registered public accounting firm who participated in the audit of our company;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	resolving any disagreements between the independent registered public accounting firm and management regarding financial reporting;

•	meeting with and having required discussions with the independent registered public accounting firm;

•	overseeing the preparation of the report required by the rules of the SEC to be included in our annual proxy statement;

•	overseeing our internal audit function; and

•	reviewing and approving any related-party transactions in accordance with our related-party transactions policy, as in effect from time to time.

Compensation Committee

The current members of our Compensation Committee are Messrs. Ferguson, O’Driscoll and Yuan, each of whom is a non-employee, independent member of our board of directors. Mr. O’Driscoll is the Chairman of the Compensation Committee. The Compensation Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. The Compensation Committee’s responsibilities include, but are not limited to:

•	reviewing and approving goals and objectives relevant to the compensation of our Chairman of the board and/or Chief Executive Officer;

•

annually evaluating the performance of our Chairman of the board and/or Chief Executive Officer in light of such compensation goals and objectives and determining the compensation of our Chairman of the board and/or Chief Executive Officer;

•	annually reviewing and approving the compensation of our other executive officers;

•	overseeing and administering our compensation plans and making recommendations to the board with respect to new plans or amendments to existing plans;

•	overseeing the preparation of the Compensation Committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	approving and amending the compensation of our directors.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Maudlin, Maxwell and Ferguson, each of whom is a non-employee, independent member of our board of directors. Mr. Maudlin is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable standards of the SEC and the NYSE. The Nominating and Corporate Governance Committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board membership;

•	establishing procedures for identifying and evaluating director candidates;

•	identifying individuals qualified to become board members;

•	recommending qualified candidates for election to the board and the board’s committees;

•	developing and recommending to the board corporate governance guidelines;

•	overseeing the self-evaluation of the board and the board’s committees; and

•	developing and recommending to the board procedures for stockholders to send communications to the board.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or has at any time during the past year been, an officer or employee of ExactTarget. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Leadership Structure and Risk Oversight

Our board of directors believes that it should maintain flexibility to select a chairman and determine board leadership structure from time to time. Our board of directors does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it is currently in the best interest of our company and our stockholders for Mr. Dorsey to serve in both roles, in light of his knowledge of our company and our industry. This also enables Mr. Dorsey to act as the key link between the board of directors and other members of management. His ability to speak as Chairman of the board and Chief Executive Officer also provides strong unified leadership for our company.

To help assure effective independent oversight, our board of directors appointed Mr. Maudlin to serve as our lead independent director. In this role, Mr. Maudlin will, among other responsibilities, preside over regularly scheduled meetings at which only our independent directors are present, serve as a liaison between the Chairman of the Board and the independent directors, assist the board in helping to assure effective corporate governance and perform such additional duties as our board of directors may otherwise determine and delegate.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committees’ areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the Audit Committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our Audit Committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The Audit Committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The full text of our code of business conduct and ethics is posted on the investor relations section of our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website and/or in public filings.

2011 Non-Employee Director Compensation

The compensation of our non-employee directors, other than our non-employee directors that are affiliated with our venture capital investors, for fiscal 2011 is set forth in the table below.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Timothy I. Maudlin(2)	$40,000	$90,000	$130,000
Matthew W. Ferguson(3)	22,500	80,000	102,500
Scott M. Maxwell(4)	23,750	80,000	103,750

(1)	The amounts in this column represent the aggregate grant date fair value of restricted stock granted to our non-employee directors during fiscal 2011 computed in accordance with FASB ASC Topic 718. As of the last day of our fiscal year, our non-employee directors held unvested restricted stock as follows: 11,688 shares for Mr. Maudlin and 10,388 shares each for Messrs. Ferguson and Maxwell.
(2)	During fiscal 2011, Mr. Maudlin was the Lead Director and served as the Chair of the Audit Committee.
(3)	During fiscal 2011, Mr. Ferguson served as a member of the Compensation Committee.
(4)	During fiscal 2011, Mr. Maxwell served as a member of the Audit Committee.

Directors who are also our employees or officers, as well as directors who are affiliated with our venture capital investors, do not receive any additional compensation for their service on the board. All directors, however, are reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors. The non-employee director compensation program from fiscal 2011 provided for the following:

Type of Fee/Grant	Dollar Value
Annual Retainer Fee	$10,000
Lead Director Fee	10,000
Audit Committee Chair Fee	10,000
Audit Committee Member Fee	3,750
Compensation Committee Chair Fee	5,000
Compensation Committee Member Fee	2,500
Per Meeting Fee (there were eight meetings during 2010)	1,250
Annual Restricted Stock Grant—Lead Director	90,000
Annual Restricted Stock Grant—Non-Lead Directors	80,000

As reflected in the table above, on April 29, 2011, each non-employee director received an annual equity award of restricted stock with a value of approximately $90,000 for the Lead Director and $80,000 for other directors pursuant to our Independent Directors Restricted Stock Plan and ExactTarget, Inc. 2008 Equity Incentive Plan. The number of shares subject to such award was determined by dividing $90,000 or $80,000, as applicable, by the fair market value of our common stock on such date. The restricted stock awards vested on January 1, 2012.

EXECUTIVE COMPENSATION

Tabular Disclosure Regarding Executive Compensation

The following tables provide information regarding the compensation awarded to or earned during our fiscal year ended December 31, 2011 by our Chief Executive Officer and our two other most highly compensated executive officers (collectively referred to herein as the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
Scott D. Dorsey	2011	$385,000	$861,830	$383,250	$7,410	$1,637,490
Chief Executive Officer	2010	375,000	567,510	272,000	1,171	1,215,681

Steven A. Collins(4)	2011	161,364	1,651,979	168,000	86	1,981,429
Chief Financial Officer

Scott S. McCorkle	2011	325,000	861,830	311,500	7,074	1,505,404
Chief Operating Officer	2010	300,000	425,633	198,000	171	923,804

(1)	The amounts in this column represent the aggregate grant date fair value of option awards granted to the named executive officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See note 9 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by our company in determining the grant date fair value of option awards.
(2)	The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect cash bonuses (quarterly and annual) paid pursuant to our performance-based cash bonus program, as described in “Compensation Arrangements” below.
(3)	These amounts consist solely of matching contributions under our 401(k) plan, life insurance premiums paid by us, and company paid travel.
(4)	Mr. Collins commenced employment with us in June 2011. His option award represents an initial grant upon hire.

Outstanding Equity Awards at Year-End 2011

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options— Exercisable	Number of Securities Underlying Unexercised Options— Unexercisable	Option Exercise Price	Option Expiration Date
Scott D. Dorsey	291,666	108,334	$4.67	1/25/2019
	91,666	108,334	5.61	5/26/2020
	—	200,000	7.70	3/23/2021

Steven A. Collins	—	400,000	7.70	6/19/2021

Scott S. McCorkle	233,388	—	1.25	8/30/2015
	200,000	—	2.76	6/20/2017
	41,666	8,334	5.38	8/25/2018
	145,832	54,168	4.67	1/25/2019
	68,750	81,250	5.61	5/26/2020
	—	200,000	7.70	3/23/2021

(1)	These stock options have a ten-year term and become vested over a four-year period following the grant date, with 25% of the award becoming vested on the first anniversary of the date of grant, and the remainder of the award becoming vested in equal monthly installments over the 36 months thereafter.

Compensation Arrangements

ExactTarget, Inc. 2004 Stock Option Plan, as Amended.    Our 2004 Stock Option Plan, as amended, which we refer to as the 2004 Plan, was approved by our stockholders and board of directors. Since the approval of the 2008 Plan (described below), no future issuances were permitted under the 2004 Plan; however, forfeitures from the 2004 Plan are added to the pool of shares available for issuance under the 2008 Plan.

The 2004 Plan provides for the grant of incentive stock options and nonstatutory stock options. Our employees, officers and directors, and any subsidiary corporation’s employees, officers and directors, are eligible to receive awards under the 2004 Plan; however, incentive stock options may only be granted to our employees or any subsidiary corporation’s employees.

In accordance with the terms of the 2004 Plan, our board of directors or our Compensation Committee administers the 2004 Plan. Subject to any limitations in the 2004 Plan, the administrator has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Most stock options granted under the 2004 Plan vest over a four year period with 25% vested after one year and thereafter at the rate of 1/48 per month. In the event of a change in control (as defined in individual option agreements), additional options may vest equal in most cases to an additional twelve months of vesting (that is, an additional 12/48 of the options shall be deemed to have vested).

With respect to all incentive stock options granted under the 2004 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. The administrator determines the terms of all other options.

After termination of an employee or director, he or she may exercise his or her options for the period of time stated in the option agreement unless such termination is for cause (as defined in the 2004 Plan), in which case all of the outstanding stock options as of the date of termination shall be forfeited immediately. If termination is due to disability, death or retirement, the options will remain exercisable for no less than three months. In all other cases, other than a termination for cause, the options will generally remain exercisable for at least one month. However, an option may not be exercised later than the expiration of its term.

Unless otherwise determined by the administrator, the 2004 Plan generally does not allow for the sale or transfer of option awards under the 2004 Plan other than by will or the laws of descent and distribution, and option awards may be exercised during the lifetime of the participant only by such participant.

Our board of directors has the authority to amend, alter, suspend or terminate the 2004 Plan provided such action does not impair the rights of any participant, with respect to previously-issued options, without the written consent of such participant.

Our 2004 Plan provides that in the event of the proposed dissolution or liquidation of the company, or in the event of a proposed sale of substantially all of the assets of the company, each stock option shall terminate as of a date fixed by the board of directors, provided that no fewer than 30 days written notice of the date so fixed shall be given to each holder of stock options and each holder of stock options shall have the right during the period of 30 days preceding such termination to exercise his or her stock options as to all or any part of the shares of common stock covered thereby.

ExactTarget, Inc. 2008 Equity Incentive Plan, as Amended.    Our 2008 Equity Incentive Plan, as amended to date, which we refer to as the 2008 Plan, became effective on February 1, 2008 and was approved by our board of directors on January 23, 2008 and by our stockholders on March 25, 2008. As of December 31, 2011, the aggregate number of shares of our common stock with respect to which awards may be granted under the 2008 Plan was 17,108,088 shares, plus

•

any shares of our common stock covered by a stock option under the 2004 Plan that are forfeited or remain unpurchased or undistributed upon termination or expiration of the stock option under the 2004 Plan; plus

•	any shares of our common stock exchanged by a participant as full or partial payment to us of the exercise price of an award under the 2008 Plan or a stock option under the 2004 Plan.

The number of shares reserved for issuance under our 2008 Plan will increase automatically on the first day of January of each of the years 2013 through 2017 by a number of shares equal to the lesser of (i) 5% of the total number of our shares outstanding as of the immediately preceding December 31, or (ii) such maximum amount, if any, determined by our board of directors.

The maximum number of shares subject to all awards granted in any calendar year to a participant is limited to 400,000.

The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights and restricted stock. Our employees and directors, and any subsidiary corporation’s employees and directors, are eligible to receive awards under the 2008 Plan. However, incentive stock options may only be granted to our employees or any subsidiary corporation’s employees.

In accordance with the terms of the 2008 Plan, our board of directors or our Compensation Committee administers the 2008 Plan. However, the Compensation Committee may delegate (and has delegated) to our Chief Executive Officer all or part of its authority and duties with respect to the granting of options to certain individuals who are not executive officers. Subject to any limitations in the 2008 Plan, the Compensation Committee has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price of options, the fair market value of the shares subject to each award, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise or purchase, as applicable.

With respect to all stock options granted under the 2008 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to an incentive stock option granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The Compensation Committee determines the terms of all other options.

The Compensation Committee has the authority to establish the effect of a separation from service on the rights and benefits under any award; however, a director’s separation from service will not accelerate or otherwise increase the number of shares subject to an award unless the Compensation Committee expressly determines that it will. Participants may exercise awards after a separation from service only in accordance with the terms of the award agreement and, unless otherwise expressly provided by the Compensation Committee, only with respect to the number of shares as to which the award could have been exercised on the date of the separation from service.

Unless otherwise provided by law or the applicable award agreement, the 2008 Plan generally does not allow for the sale or transfer of awards under the 2008 Plan or exercise of awards by any person other than the participant. However, the 2008 Plan permits transfers to the company, designation of beneficiaries and transfers or exercises by beneficiaries in the event of the participant’s death, transfers by will or the laws of descent and distribution or transfers or exercises by an authorized legal representative on behalf of a participant who has suffered a disability.

The Compensation Committee has the authority to amend the 2008 Plan without the written consent of the affected participant if the amendment does not materially adversely affect any then-outstanding award. Stockholder approval is required only to the extent required under applicable law or if the board of directors determines that it is necessary or advisable.

Our 2008 Plan provides that, upon the occurrence of any of the events described below, the 2008 Plan and each outstanding award will terminate, subject to any provision made by the Compensation Committee for the continuation of awards. If awards are to terminate, each participant will have the right, by giving notice at least ten days before the effective date of the event in question, to exercise all or any part of an unexpired award to the extent then exercisable. Events triggering termination of the 2008 Plan and each award granted under the plan include the following:

•	dissolution, liquidation or sale of all or substantially all of the business, properties and assets of the company,

•	any reorganization, merger, consolidation, sale or exchange of securities in which the company does not survive,

•

any sale, reorganization, merger, consolidation or exchange of securities in which the company survives and any of the company’s stockholders have the opportunity to receive cash, securities of another entity or other property in exchange for their shares of the company’s common stock, or

•	any acquisition by any person or group of beneficial ownership of more than 50% of our outstanding shares.

The Compensation Committee has the authority to accelerate the vesting and exercisability of all or any portion of any award at any time in its sole discretion, regardless of any provision in the relevant award agreement. The Compensation Committee may determine the terms and conditions of any acceleration so long as the terms and conditions do not materially adversely affect the rights of any participant without the consent of the participant. The Compensation Committee may rescind the effect of any acceleration if it was done in anticipation of an event and the Compensation Committee or the board of directors later determines that the event will not occur.

As of June 30, 2012, there were options to purchase 12,407,828 shares of common stock outstanding at a weighted average exercise price of $6.59 per share, and there were 86,930 shares of unvested restricted common stock outstanding.

Performance-Based Cash Compensation.    Our named executive officers participate in our performance-based cash bonus program, which provides for an opportunity to earn quarterly and annual cash bonuses upon achievement of performance objectives approved by the Compensation Committee.

For 2011, the incentive compensation targets for our named executive officers were as follows:

Named Executive Officer	Target Quarterly Bonus	Target Annual Bonus	Total Target Bonus for 2011
Scott D. Dorsey	$42,500	$45,000	$215,000
Steven A. Collins(1)	30,000	30,000	90,000
Scott S. McCorkle	35,000	35,000	175,000

(1)	Mr. Collins commenced employment with us in June of 2011 and was entitled to a guaranteed bonus of at least $15,000 for both the third quarter and fourth quarter.

Under our performance-based cash bonus program, each year (generally during the first quarter) the Compensation Committee establishes financial performance objectives, which serve as the basis for determining the amount of quarterly and annual bonuses to be paid under the program. Bonus payouts are determined in the month following the close of the quarter or year end and may not reflect subsequent audit adjustments.

The table below summarizes how bonus determinations are made with respect to the financial objectives, subject to the Compensation Committee’s final discretion:

Performance Against Financial Objectives	Potential Bonus Payout (as a percentage of target)

Adjusted Operating Income is below threshold or Total Bookings/New Bookings is below 90% of target	Zero payout

Adjusted Operating Income is between threshold and target and Total Bookings/New Bookings is at or above 90% of target	25%-50%, calculated based on 50% payout plus an additional 5% (over the 50% level) for every 1% increase in Total Bookings/New Bookings, with the entire amount reduced by 50% for failure to meet Adjusted Operating Income Target

Adjusted Operating Income is at or above target and Total Bookings/New Bookings is at 90% of target	50% payout

Adjusted Operating Income is at or above target and Total Bookings/New Bookings is above 90% of target	50% payout plus an additional 5% (over the 50% level) for every 1% increase in Total Bookings/New Bookings up to a maximum of 200%

Employee Benefits.    Our named executive officers are eligible for the same benefits available to our full-time employees generally. These include participation in a tax-qualified 401(k) plan and group life, health, dental and disability insurance plans.

Potential Payments upon Termination or Change in Control.    Pursuant to employment agreements entered with each of our named executive officers, each of our named executive officers is eligible for severance pay and COBRA benefits equal to six months (twelve months for Mr. Dorsey) of base salary if the executive’s employment is terminated by us other than due to death, disability or termination for unacceptable performance or if the executive resigns for adequate reason.

The employment agreements with each of our named executive officers also provide for enhanced severance benefits in the event the executive is terminated by us without cause (and not due to death or disability) or resigns for good reason, in each case, upon or within twelve months following a change in control. These benefits consist of severance pay equal to the sum of twelve months (18 months for Mr. Dorsey) of base salary and 50% of the executive’s bonus for the calendar year immediately preceding the year in which the termination date occurs and COBRA benefits over the severance period.

Further, pursuant to the named executive officers’ outstanding stock option agreements, upon a change in control, each executive would be entitled to accelerated vesting of the portion of the executive’s then outstanding stock options that would have become vested in the following twelve months (24 months for all options granted to Mr. Dorsey).

For purposes of the employment and stock option agreements with our named executive officers, “adequate reason,” “cause,” “change in control,” “good reason” and “unacceptable performance” are generally defined as follows:

“Adequate reason” means our (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, or (iii) requirement that the executive perform the principal duties of employment at a location more than 40 miles from our headquarters.

“Cause” means the executive’s (i) act or omission constituting fraud, (ii) commission of a felony, (iii) intentional disclosure of confidential information or (iv) material neglect of duty or serious misconduct, in each case that is materially injurious to us.

“Change in control” means (i) our consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were stockholders of the company immediately before the transaction or (ii) our consummation of a sale of all or substantially all of our assets.

“Good reason” means our (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, (iii) requirement that the executive perform the principal duties of employment at a location that is more than 40 miles from the location at which the executive was required to perform such duties immediately before the change in control, (iv) material diminution of the executive’s authority, duties or responsibilities, (v) material diminution in the budget over which the executive retains authority or (vi) material diminution in the authority, duties or responsibilities of the supervisor to whom the executive is required to report.

“Unacceptable performance” means the executive’s (i) act or omission constituting cause, (ii) willful and material failure to perform the duties of the executive’s employment, (iii) willful and material violation of our code of ethics or written harassment policies or (iv) intentional breach of a material term or condition of the executive’s employment agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the executive officer and director compensation arrangements discussed above under “Management” and “Executive Compensation,” and the arrangements described below, there have been no transactions since January 1, 2009 in which we have been a participant, where the amount involved in the transaction exceeded or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Fourth Amended and Restated Registration Rights Agreement

We have entered into a fourth amended and restated registration rights agreement dated March 28, 2011 (the “registration rights agreement”). The registration rights agreement gives certain former holders of our preferred stock, including holders of more than 5% of our capital stock and entities affiliated with certain of our directors, certain registration rights, including the right to demand that we file a registration statement and the right to request that their shares be covered by a registration statement that we are otherwise filing. Entities affiliated with Technology Crossover Ventures, Battery Ventures, Scale Venture Partners, Greenspring Associates and SAP Ventures are parties to the registration rights agreement. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

May 2009 Preferred Stock Transaction

In May 2009, we sold an aggregate of 5,353,316 shares of our Series D preferred stock at a purchase price per share of $9.34, for an aggregate purchase price of $50.0 million, and we sold an aggregate of 1,947,419 shares of our Series E preferred stock at a purchase price per share of $10.27, for an aggregate purchase price of $20.0 million. The following table summarizes purchases of our Series D and Series E preferred stock by entities affiliated with members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock	Shares of Series E Preferred Stock	Total Purchase Price
Entities affiliated with Battery Ventures(1)	2,982,562	1,084,990	$38,999,976
Scale Venture Partners(2)	1,147,139	417,304	14,999,990
Entities affiliated with Greenspring Associates(3)	1,223,615	445,125	15,999,997

(1)	Affiliates of Battery Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. Mr. Brown, a member of our board of directors, is a general partner at Battery Ventures. Entities affiliated with Battery Ventures are holders of more than 5% of a class of our voting securities.
(2)	Mr. O’Driscoll, a member of our board of directors, is a managing director at Scale Venture Partners. Scale Venture Partners is the holder of more than 5% of a class of our voting securities.
(3)	Affiliates of Greenspring Associates that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Greenspring Global Partners III, L.P., Greenspring Global Partners III-A, L.P., Greenspring Global Partners III-B, L.P., Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P., Greenspring Global Partners IV-C, L.P. and Greenspring Crossover Ventures I, L.P. Entities affiliated with Greenspring Associates are holders of more than 5% of a class of our voting securities.

With the proceeds from the sale of our Series D preferred stock, in May 2009 we repurchased shares of our common stock, Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock from several of our stockholders. Messrs. Dorsey and McCorkle, Ms. Dolan and Peter McCormick, who was one of our executive officers at the time, participated in these share repurchases and received $3.5 million, $0.6 million, $0.5 million and $1.7 million in proceeds, respectively.

November 2009 Preferred Stock Transaction

In November 2009, we sold an aggregate of 5,352,364 shares of our Series D preferred stock at a purchase price per share of $11.21, for an aggregate purchase price of $60.0 million, and we sold an aggregate of 778,968 shares of our Series F preferred stock at a purchase price per share of $12.8375, for an aggregate purchase price of $10.0 million. The following table summarizes purchases of our Series D and Series F preferred stock by entities affiliated with members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock	Shares of Series F Preferred Stock	Total Purchase Price
Entities affiliated with Technology Crossover Ventures(4)	5,352,364	778,968	$70,000,002

(4)	Affiliates of Technology Crossover Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. Mr. Yuan, a member of our board of directors, is a general partner at Technology Crossover Ventures. Entities affiliated with Technology Crossover Ventures are holders of more than 5% of a class of our voting securities.

On December 31, 2009, entities affiliated with Technology Crossover Ventures exchanged $3.1 million of our Series D preferred stock (272,791 shares of our Series D preferred stock) for $3.1 million of our Series F preferred stock (238,207 shares of our Series F preferred stock).

With the proceeds from the sale of our Series D preferred stock, in December 2009 we repurchased shares of our common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock from several of our stockholders. Messrs. Dorsey, McCorkle and McCormick and Ms. Dolan participated in these share repurchases and received $2.5 million, $0.5 million, $1.2 million and $0.3 million, respectively.

March 2011 Preferred Stock Transaction

In March 2011, we sold an aggregate of 1,948,052 shares of our Series G preferred stock at a purchase price per share of $15.40, for an aggregate purchase price of $30.0 million. The following table summarizes purchases of our Series G preferred stock by entities affiliated with members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series G Preferred Stock	Total Purchase Price
Entities affiliated with Battery Ventures(1)	451,554	$6,953,931
Scale Venture Partners(2)	176,738	2,721,765
Entities affiliated with Greenspring Associates(3)	473,999	7,299,584
Entities affiliated with Technology Crossover Ventures(4)	777,941	11,980,290

(1)	Affiliates of Battery Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. Mr. Brown, a member of our board of directors, is a general partner at Battery Ventures. Entities affiliated with Battery Ventures are holders of more than 5% of a class of our voting securities.
(2)	Mr. O’Driscoll, a member of our board of directors, is a managing director at Scale Venture Partners. Scale Venture Partners is the holder of more than 5% of a class of our voting securities.
(3)

Affiliates of Greenspring Associates that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Greenspring Global Partners I, L.P., Greenspring Global Partners II, L.P., Greenspring Global Partners II-A, L.P., Greenspring Global Partners II-B, L.P., Greenspring Global Partners III, L.P., Greenspring Global Partners III-A, L.P.,

Greenspring Global Partners III-B, L.P., Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P., Greenspring Global Partners IV-C, L.P. and Greenspring Crossover Ventures I, L.P. Entities affiliated with Greenspring Associates are holders of more than 5% of a class of our voting securities.

(4)	Affiliates of Technology Crossover Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. Mr. Yuan, a member of our board of directors, is a general partner at Technology Crossover Ventures. Entities affiliated with Technology Crossover Ventures are holders of more than 5% of a class of our voting securities.

November 2011 Preferred Stock Transaction

In November 2011, we sold an aggregate of 2,000,000 shares of our Series D preferred stock at a purchase price per share of $20.00, for an aggregate purchase price of $40.0 million. These shares were sold to a total of 18 accredited investors all of which were existing holders of Series D preferred stock or their affiliates. The following table summarizes purchases of our Series D preferred stock by entities affiliated with members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with Battery Ventures(1)	375,000	$7,500,000
Scale Venture Partners(2)	225,000	4,500,000
Entities affiliated with Greenspring Associates(3)	775,000	15,500,000
Entities affiliated with Technology Crossover Ventures(4)	300,000	6,000,000

(1)	Affiliates of Battery Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. Mr. Brown, a member of our board of directors, is a general partner at Battery Ventures. Entities affiliated with Battery Ventures are holders of more than 5% of a class of our voting securities.
(2)	Mr. O’Driscoll, a member of our board of directors, is a managing director at Scale Venture Partners. Scale Venture Partners is the holder of more than 5% of a class of our voting securities.
(3)	Affiliates of Greenspring Associates that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are Greenspring Global Partners I, L.P., Greenspring Global Partners II, L.P., Greenspring Global Partners II-A, L.P., Greenspring Global Partners II-B, L.P., Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P., Greenspring Global Partners IV-C, L.P., Greenspring Crossover Ventures I, L.P., Greenspring Global Partners V-A, L.P., Greenspring Global Partners V-C, L.P. and Greenspring Growth Equity II, L.P. Entities affiliated with Greenspring Associates are holders of more than 5% of a class of our voting securities.
(4)	Affiliates of Technology Crossover Ventures that purchased shares in the transaction described above and whose shares are aggregated for purposes of reporting share ownership information are TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. Mr. Yuan, a member of our board of directors, is a general partner at Technology Crossover Ventures. Entities affiliated with Technology Crossover Ventures are holders of more than 5% of a class of our voting securities.

All of the outstanding shares of our preferred stock automatically converted into shares of our common stock immediately prior to the completion of our initial public offering.

Participation in Our Initial Public Offering

Entities affiliated with Greenspring Associates and entities affiliated with Technology Crossover Ventures, each an existing stockholder of ExactTarget, Inc., purchased 200,000 shares and 100,000 shares, respectively, of our common stock in our initial public offering at the initial public offering price. The underwriters received the same discount with respect to the shares of our common stock purchased by entities affiliated with Greenspring Associates and entities affiliated with Technology Crossover Ventures as they did with respect to the other shares of our common stock sold to the public in our initial public offering. The shares purchased by entities affiliated with Greenspring Associates and entities affiliated with Technology Crossover Ventures are subject to certain lock-up restrictions described in “Shares Eligible for Future Sale.”

Indemnification Agreements

We have entered into indemnification agreements with our directors and certain executive officers. These agreements confirm our obligations to indemnify the directors and officers to the fullest extent authorized by the DGCL. The agreements also provide that we will advance, if requested by an indemnified person, any and all expenses incurred in connection with a proceeding, subject to reimbursement by the indemnified person should a final judicial determination be made that indemnification is not available under applicable law. We agree that our obligations under the agreements will continue after the indemnified party is no longer serving our company with respect to claims based on the indemnified party’s service at our company. The description above is only a summary and is qualified in its entirety by reference to the form of the indemnification agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Review, Approval or Ratification of Transactions with Related Parties

We have a written policy that our executive officers, directors, director nominees, stockholders who own more than 5% of our voting securities, and any immediate family members and certain related persons of the foregoing persons (each a “Related Party”) are not permitted to enter into a transaction with us, regardless of the dollar amount involved, without the prior consent of our Audit Committee or the Chairman of our Audit Committee. If a member of the Audit Committee is a party to such transaction, he or she may not participate in the review of such transaction. Any request for us to enter into a related party transaction must first be presented to our General Counsel, who will determine whether a transaction is a related party transaction and, if so, will submit the related party transaction to the Audit Committee or its Chairman for review and approval. All Related Parties are required to notify the General Counsel of any possible related party transaction. In approving or rejecting the proposed transaction, our Audit Committee or its Chairman must consider all of the facts and circumstances it deems appropriate, including but not limited to the benefits to us, the terms of the transaction, the terms available to third parties or to employees generally, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our Audit Committee or its Chairman may approve only those agreements that are in, or are not inconsistent with, our best interests, as our Audit Committee or its Chairman determines in good faith.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 31, 2012 and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	all other selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to the offering is based on 66,045,542 shares of common stock outstanding as of July 31, 2012, and applicable percentage ownership after the offering is based on 66,418,667 shares of common stock outstanding upon the completion of the offering (including an aggregate of 373,125 shares of common stock that will be issued upon the exercise of options held by certain selling stockholders and sold in this offering). In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of July 31, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ExactTarget, Inc., 20 North Meridian Street, Suite 200, Indianapolis, Indiana 46204.

	Shares Beneficially Owned Prior to this Offering		Shares Offered	Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders:
Entities affiliated with Technology Crossover Ventures(1)	14,537,188	22.0%	2,795,347	11,741,841	17.7%
Entities affiliated with Greenspring Associates(2)	10,181,012	15.4	—	10,181,012	15.3
Entities affiliated with Battery Ventures(3)	9,808,212	14.9	1,886,014	7,922,197	11.9
Scale Venture Partners III, L.P.(4)	3,995,374	6.0	768,268	3,277,106	4.9

Directors and Named Executive Officers:
Michael M. Brown(5)	9,813,978	14.9	1,886,014	7,927,964	11.9
Matthew W. Ferguson(6)	59,660	*	8,949	50,711	*
Timothy I. Maudlin(7)	75,626	*	11,349	64,277	*
Scott M. Maxwell(8)	73,660	*	—	73,660	*
Rory T. O’Driscoll(9)	4,001,140	6.1	768,268	3,232,872	4.9
David L. Yuan(10)	14,542,954	22.0	2,795,347	11,747,607	17.7
Scott D. Dorsey(11)	2,370,832	3.6	300,000	2,070,832	3.1
Steven A. Collins(12)	125,000	*	—	125,000	*
Scott S. McCorkle(13)	838,596	1.3	120,000	718,596	1.1
All executive officers and directors as a group (13 persons)	33,929,552	49.4	6,143,052	27,786,500	40.4

Other Selling Stockholders:
SAP Ventures Fund I Holdings LLC(14)	1,856,304	2.8	356,948	1,499,356	2.3
Traci M. Dolan(15)	403,124	*	82,500	320,624	*
Timothy B. Kopp(16)	361,249	*	85,125	276,124	*
Andrew J. Kofoid(17)	252,083	*	85,500	166,583	*

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

(1)	Includes 9,510,528 shares owned by TCV VII, L.P., 4,939,042 shares owned by TCV VII (A), L.P. and 87,618 shares owned by TCV Member Fund, L.P. Technology Crossover Management VII, L.P. is the direct general partner of TCV VII, L.P. and TCV VII (A), L.P. Technology Crossover Management VII, Ltd. is the direct general partner of Technology Crossover Management VII, L.P., the ultimate general partner of TCV II, L.P. and TCV VII (A), L.P., and a general partner of TCV Member Fund, L.P. David L. Yuan, one of our directors, is a Class A Director of Technology Crossover Management VII, Ltd. and, together with nine other individual Class A Directors of Technology Crossover Management VII, Ltd., shares voting and dispositive power with respect to the shares beneficially owned by TCV VII, L.P., TCV VII (A), L.P. and TCV Member Fund, L.P. The address for these entities is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301.
(2)	Includes 179,872 shares owned by Greenspring Global Partners I, L.P., 1,723,696 shares owned by Greenspring Global Partners II, L.P., 42,444 shares owned by Greenspring Global Partners II-A, L.P., 410,310 shares owned by Greenspring Global Partners II-B, L.P., 1,111,154 shares owned by Greenspring Global Partners III, L.P., 509,626 shares owned by Greenspring Global Partners III-A, L.P., 1,607,598 shares owned by Greenspring Global Partners III-B, L.P., 214,936 shares owned by Greenspring Global Partners IV-A, L.P., 1,806,036 shares owned by Greenspring Global Partners IV-B, L.P., 639,742 shares owned by Greenspring Global Partners IV-C, L.P., 409,716 shares owned by Greenspring Global Partners V-A, L.P., 90,284 shares owned by Greenspring Global Partner V-C, L.P., 250,000 shares owned by Greenspring Growth Equity II, L.P., 1,135,598 shares owned by Greenspring Crossover Ventures I, L.P., 46,062 shares owned by Greenspring Opportunities II, L.P., and 3,938 shares owned by Greenspring Opportunities II-A, L.P. Greenspring Associates, Inc. is the general partner of Greenspring Global Partners I, L.P. Greenspring Associates, Inc. is the general partner of Greenspring General Partners II, L.P. and Greenspring General Partner II, L.P. is the general partner of Greenspring Global Partners II, L.P., Greenspring Global Partners II-A, L.P. and Greenspring Global Partners II-B, L.P. Greenspring GP III, LLC is the general partner of Greenspring General Partner III, L.P. and Greenspring General Partner III, L.P. is the general partner of Greenspring Global Partners III, L.P., Greenspring Global Partners III-A, L.P. and Greenspring Global Partners III-B, L.P. Greenspring GP IV, LLC is the general partner of Greenspring General Partner IV, L.P. and Greenspring General Partner IV, L.P. is the general partner of Greenspring Global Partners IV-A, L.P., Greenspring Global Partners IV-B, L.P. and Greenspring Global Partners IV-C, L.P. Greenspring GP V, LLC is the general partner of Greenspring General Partner V, L.P. and Greenspring General Partner V, L.P. is the general partner of Greenspring Global Partners V-A, L.P. and Greenspring Global Partners V-C, L.P. Greenspring FF-GP II, LLC is the general partner of Greenspring FF-GP II, L.P. and Greenspring FF-GP II, L.P. is the general partner of Greenspring Growth Equity II, L.P. Greenspring Crossover I GP, LLC is the general partner of Greenspring Crossover I GP, L.P. and Greenspring Crossover I GP, L.P. is the general partner of Greenspring Crossover Ventures I, L.P. Greenspring Opportunities GP II, LLC is the general partner of Greenspring General Partner II-A, L.P. and Greenspring General Partner II, L.P. Greenspring General Partner II, L.P. is the general partner of Greenspring Opportunities II, L.P. and Greenspring General Partner II-A, L.P. is the general partner of Greenspring Opportunities II-A, L.P. James Lim and Ashton Newhall are the managing members of Greenspring GP III, LLC, Greenspring GP IV, LLC, Greenspring GP V, LLC, Greenspring FF-GP II, LLC, Greenspring Crossover I GP, LLC, Greenspring Associates, Inc. and Greenspring Opportunities GP II, LLC and share such management powers. Greenspring GP III, LLC, Greenspring GP IV, LLC, Greenspring GP V, LLC, Greenspring FF-GP II, LLC, Greenspring Crossover I GP, LLC, Greenspring Associates, Inc. and Greenspring Opportunities GP II, LLC have the sole voting and investment power over the shares owned by each Greenspring Associates affiliate noted above. The address of the entities affiliated with Greenspring Associates is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.
(3)	Includes 4,894,106 shares owned by Battery Ventures VIII, L.P., 4,894,106 shares owned by Battery Ventures VIII Side Fund, L.P. and 20,000 shares owned by Battery Management Company, LLC. Battery Partners VIII, LLC is the sole general partner of Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, LLC is the sole general partner of Battery Ventures VIII Side Fund, L.P. Michael Brown, one of our directors, Neeraj Agrawal, Thomas J. Crotty, Sunil Dhaliwal, Richard D. Frisbie, Kenneth P. Lawler, Roger H. Lee, R. David Tabors and Scott R. Tobin are the managing members of Battery Partners VIII, LLC and Battery Ventures VIII Side Fund, LLC and may be deemed to have shared voting and dispositive power over the shares held by Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. Mr. Thomas J. Crotty has sole voting and dispositive power over the shares held by Battery Management Company, LLC. The address of the funds affiliated with Battery Ventures is 930 Winter Street, Suite 2500, Waltham, Massachusetts 02451.
(4)	Rory T. O’Driscoll, one of our directors, Kate Mitchell, Sharon Wienbar, Robert Theis and Stacey Bishop are the managing members of Scale Venture Management III, LLC, the ultimate general partner of Scale Venture Partners III, L.P., and share voting and investment authority over the shares held by Scale Venture Partners III, L.P. The address for Scale Venture Partners III, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.
(5)	Consists of (i) 5,766 shares of restricted stock, all of which were unvested as of July 31, 2012, and (ii) the shares listed in footnote (3) above, which are held by the entities affiliated with Battery Ventures. Mr. Brown, one of our directors, is a managing member of the general partners of Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. and therefore may be deemed to share voting and dispositive power over the shares held by these entities.
(6)	Consists of 59,660 shares of restricted stock, of which 50,660 shares are vested and 9,000 shares were unvested as of July 31, 2012.
(7)	Consists of 75,626 shares of restricted stock, of which 65,960 shares are vested and 9,666 shares were unvested as of July 31, 2012.

(8)	Consists of 73,660 shares of restricted stock, of which 64,660 shares are vested and 9,000 shares were unvested as of July 31, 2012.
(9)	Consists of (i) 5,766 shares of restricted stock, all of which were unvested as of July 31, 2012, and (ii) the shares listed in footnote (4) above, which are held by Scale Venture Partners III, L.P. Mr. O’Driscoll, one of our directors, is a managing member of the general partners of Scale Venture Partners III, L.P. and shares voting and investment authority over the shares held by Scale Venture Partners III, L.P.
(10)	Consists of (i) 5,766 shares of restricted stock, all of which were unvested as of July 31, 2012, and (ii) the shares listed in footnote (1) above, which are held by the entities affiliated with Technology Crossover Ventures. Mr. Yuan, one of our directors, is a Class A Director of the general partner of the TCV funds and shares voting and dispositive power with respect to the shares beneficially owned by the TCV funds.
(11)	Consists of (i) 1,800,000 shares and (ii) 570,832 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.
(12)	Consists of 125,000 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.
(13)	Consists of (i) 608 shares and (ii) 838,596 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.
(14)	Consists of 1,856,304 shares held of record by SAP Ventures Fund I Holdings, LLC, a wholly-owned subsidiary of SAP Ventures Fund I, L.P. SAP Ventures (GPE), LLC is the general partner of SAP Ventures Fund I, L.P. Nino Nikola Marakovic, Jayendra Das, David Armin Hartwig, Richard Douglas Higgins, Ing Jorg Sievert and Andreas Markus Weiskam are the managing members of SAP Ventures (GPE), LLC and share voting and dispositive power of the shares held by SAP Ventures Fund I Holdings, LLC. The address for these entities is 3412 Hillview Avenue, Palo Alto, CA 94304.
(15)	Consists of 403,124 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.
(16)	Consists of 361,249 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.
(17)	Consists of 252,083 shares issuable pursuant to stock options exercisable within 60 days of July 31, 2012.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated certificate of incorporation authorizes us to issue up to 300,000,000 shares of common stock, par value $0.0005 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of June 30, 2012, there were:

•	66,038,276 shares of our common stock outstanding held by approximately 200 stockholders of record;

•	12,407,828 shares of our common stock issuable upon exercise of outstanding stock options; and

•	86,930 shares of unvested restricted common stock.

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to applicable law and to the amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents have been filed with the SEC.

Common Stock

Dividend Rights

Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock are entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors. We have never declared or paid cash dividends on any of our common stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Liquidation

If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in our assets available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights

All of our outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our board of directors may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “—Anti-Takeover Effects Provisions.” Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Options

As of June 30, 2012, options to purchase 12,407,828 shares of our common stock were outstanding.

Restricted Stock

As of June 30, 2012, 86,930 shares of unvested restricted common stock were outstanding.

Registration Rights

Immediately following this offering, holders of 32,752,765 shares of our common stock outstanding as of June 30, 2012 the (“registration rights holders”) will be entitled to certain rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the registration rights agreement. The following description of the terms of these registration rights is intended as a summary only and is qualified in its entirety by reference to the registration rights agreement.

Demand Registration Rights

The registration rights holders are entitled to certain demand registration rights. At any time beginning 180 days after the closing of our initial public offering, the holders of at least 50% of these shares then outstanding may, on not more than two occasions, demand that we register the offer and sale of all or a portion of their shares. We may delay the filing of a registration statement for up to 120 days once in any 18-month period if our board of directors determines in good faith that such registration would be seriously detrimental to us.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act, either for our own account or for the account of other security holders, the registration rights holders are entitled to certain “piggyback” registration rights. These rights will allow the registration rights holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Form S-4 or Form S-8, the registration rights holders are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the registration. If the managing underwriter of an underwritten public offering advises us that the inclusion of all shares requested by the holders of these shares would interfere with the successful marketing of our securities in such registration, then the securities to be included in such registration are to be allocated as follows: first, to the registration rights holders in the order set forth in the registration rights agreement; second, to us; and third, to any others requesting registration of any of our securities.

Form S-3 Registration Rights

The registration rights holders may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of $1 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we are not required to effect more than two such registrations in any twelve-month period.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriting discounts, selling commissions and allowances.

Expiration of Registration Rights

The registration rights described above will expire upon the earlier of (i) five years following the closing of our initial public offering and (ii) with respect to any particular stockholder, such time following the closing of our initial public offering at which such stockholder can sell all of such stockholder’s shares subject to the registration rights agreement in compliance with Rule 144(b)(1)(i) of the Securities Act or at which such stockholder holds 1% or less of our common stock and all of such stockholder’s shares (together with shares held by any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act. These registration rights have now expired with respect to all stockholders that are parties to the registration rights agreement other than any stockholder that is an “affiliate” of ours, as that term is defined under the Securities Act.

Anti-Takeover Effects

Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain provisions that could make acquisition of our company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws.

Classified Board of Directors

Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our stockholders will elect one class of our directors. The directors designated as Class I directors will have terms expiring at the 2013 annual meeting of stockholders, the directors designated as Class II directors will have terms expiring at the 2014 annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the 2015 annual meeting of stockholders.

We believe that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors will have prior experience as directors of our company and will be familiar with our business and operations. In our view, this will permit more effective long-term planning and help create long-term value for our stockholders. The classified board structure, however, could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders’ meeting following the date that party obtains control of a majority of our voting stock. The classified board structure may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, as the structure makes it more difficult for a stockholder to replace a majority of our directors.

Number of Directors; Filling Vacancies; Removal

Our amended and restated certificate of incorporation and amended and restated bylaws provide that our business and affairs will be managed by our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors will consist of such number of directors as is determined by a resolution adopted by the directors then in office. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though the number of remaining directors may be less than a quorum of the board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that any director, or the entire board of directors, may be removed from office at any time, for cause, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. These provisions will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Notwithstanding the foregoing, our amended and restated certificate of incorporation and amended and restated bylaws provide that whenever the holders of any class or series of our preferred stock have the right to elect additional directors under specified circumstances, the election, removal, term of office, filling of vacancies and other features of such directorships will be governed by the terms of the applicable certificate of designation.

Special Meetings

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of any class or series of our preferred stock, special meetings of the stockholders may only be called by the board of directors or the Chairman of the board of directors or the Chief Executive Officer with the concurrence of a majority of the entire board of directors. These provisions make it more difficult for stockholders to take action opposed by our board of directors.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders are not permitted to act by written consent. These provisions make it more difficult for stockholders to take action opposed by our board of directors.

Amendments to Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation provides that, notwithstanding any other provision of our amended and restated certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class, will be required to: (1) amend or repeal, or adopt any provision inconsistent with, the provisions in our amended and restated certificate of incorporation relating to the number, classification, term and election of directors, the removal of directors, stockholder action by written consent, stockholders’ ability to call special meetings, personal liability of directors and requirements for amendment of our certificate of incorporation and bylaws; and (2) amend or repeal, or adopt any provision inconsistent with, any provision of our amended and restated bylaws. These provisions will make it more difficult for stockholders to make changes to our amended and restated certificate of incorporation and amended and restated bylaws that are opposed by our board of directors.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election to our board of directors or to bring other business before an annual stockholders’ meeting (the “Notice Procedures”). Subject to the terms of any class or series of our preferred stock, our Notice Procedures provide that nominations for election to our board of directors or the proposal of business other than such nominations may be made (1) pursuant to our notice of meeting, (2) by or at the direction of our board of directors or (3) by any stockholder of record (a “Record Stockholder”) who has complied with the Notice Procedures at the time such stockholder delivers the notice required by the Notice Procedures. Under the Notice Procedures, a Record Stockholder’s director nomination will not be timely unless such Record Stockholder delivers written notice to our corporate secretary of such Record Stockholder’s nomination or intent to nominate at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the one-year anniversary of the prior year’s annual meeting; provided that if the annual meeting is convened more than 30 days before or delayed by more than 70 days after the one-year anniversary of the prior year’s annual meeting, or if directors are being nominated at a special meeting, notice will be timely if delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or the tenth day following the date on which we first make a public announcement of such meeting. These provisions do not apply if a stockholder has notified us of his or her intention to present a stockholder proposal at an annual or special stockholders’ meeting pursuant to and in compliance with Rule 14a-8 under the Exchange Act, and we have included such proposal in our proxy materials.

Under the Notice Procedures, a stockholder’s notice proposing to nominate a person for election as a director or to bring other business before an annual stockholders’ meeting must contain certain information, as set forth in our amended and restated bylaws. Only persons nominated in accordance with the Notice Procedures will be eligible to serve as directors and only such business that has been brought before the meeting in accordance with these Notice Procedures will be conducted at an annual stockholders’ meeting.

By requiring advance notice of nominations by stockholders, the Notice Procedures will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Notice Procedures will also provide an orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board of directors, will provide our board of directors with an opportunity to inform stockholders of any business proposed for such meetings and make recommendations on action to be taken on such business, so that stockholders can better decide whether to attend the meeting or to grant a proxy for the disposition of any such business.

Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Our Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for series of our preferred stock and, for each such series, to fix the number of shares and designation, and any voting powers, preferences and relative, participating, optional or other special rights and qualifications and restrictions of such preferences and rights.

We believe that the ability of our board of directors to issue preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of common stock, will be available for issuance without further stockholder action, unless applicable law or applicable stock exchange or automated stock quotation system rules require such action.

Although our board of directors has no present intention of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will base any determination on issuing such shares on its judgment as to the best interests of the company and our stockholders. Our board of directors, in so acting, could issue preferred stock that has terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, even if a majority of our stockholders believes such a transaction is in the stockholders’ best interests and even if stockholders might receive a premium over the then-current market price for their stock.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL provides that, subject to certain specified exceptions, a corporation will not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder, at an annual or special meeting of the stockholders and not by written consent, approves the business combination. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that owns 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10% or more of the corporation’s assets with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed under Section 203. Neither our amended and restated certificate of incorporation nor our amended and restated bylaws exclude our company from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would not be applicable if our board of directors approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless the company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the company to the company or the company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any other action asserting a claim governed by the internal affairs doctrine. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation and it is possible that a court could rule that such provision is inapplicable or unenforceable.

Listing

Our common stock is listed on the NYSE under the symbol “ET.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL a director can be held liable (1) for any breach of the director’s duty of loyalty to the company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions) or (4) for any transaction from which the director derives an improper personal benefit.

While our amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of our company only if he or she is a director of our company and is acting in his or her capacity as director, and do not apply to officers of our company who are not directors.

Indemnification of Directors, Officers and Employees

Our amended and restated bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of our company or, while a director, officer or employee of our company, is or was serving at our request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We are authorized under our amended and restated bylaws to carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our amended and restated bylaws.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

By its terms, the indemnification provided for in our amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of our amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated bylaws’ indemnification provisions is, by the terms of our amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities in the future.

Upon the completion of this offering, we will have outstanding 66,038,276 shares of common stock, assuming no exercise of outstanding options after June 30, 2012. Of these shares, all              shares of common stock sold in this offering by the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock from the selling stockholders, and the 9,775,000 shares sold in our initial public offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 49,763,276 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities are subject to the lock-up agreements described below. After the expiration of the applicable lock-up agreements, these securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 660,382 shares immediately after this offering; or

•	the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, any sales by affiliates under Rule 144 are also limited by manner-of-sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the lock-up periods described below, approximately 2,100,000 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, our officers, directors and substantially all of our stockholders immediately prior to our initial public offering, agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for common stock until September 17, 2012 (which is 180 days after the date of our initial public offering), without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters. These lock-up restrictions also prohibit these persons and entities from entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for the same 180 day period without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters. In addition, we, our executive officers and directors and all of the selling stockholders in this offering have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any security convertible into or exercisable or exchangeable for common stock, for a period of 90 days after the date of this offering without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters. Notwithstanding the foregoing, if (1) during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable period, the restrictions described above (as applicable) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that such extension would not apply under the lock-up agreements entered into in connection with this offering from and after such date, if any, as the Financial Industry Regulatory Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering) and such rule change shall have become effective.

The underwriters intend to waive, with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to the selling stockholders for purposes of this offering.

Stock Plans

As of June 30, 2012, there were outstanding options to purchase 12,407,828 shares of common stock, of which options to purchase 7,049,945 shares of common stock were exercisable as of June 30, 2012. There were also 86,930 shares of unvested restricted stock outstanding as of June 30, 2012. We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our equity plans. This filing permits the resale of any such shares owned by non-affiliates in the public market without restriction under the Securities Act (but subject to the provisions of the lock-up agreements described above during the lock-up periods, as applicable).

Registration Rights

Immediately following this offering, holders of 32,752,765 shares of our common stock will be eligible to exercise certain registration rights. These shares will become freely tradable upon the effectiveness of any registration statement covering such shares. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes certain material U.S. federal income tax consequences associated with the purchase, ownership and disposition of shares of our common stock. This discussion deals only with shares of our common stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address special situations, including, without limitation, those of:

•	brokers or dealers in securities;

•	banks or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	tax-exempt entities;

•	persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes or investors in such entities;

•	persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation for services;

•	U.S. expatriates;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;” and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

This discussion does not address all aspects of U.S. federal income taxation and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances. Furthermore, this discussion is based upon the provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or foreign tax consequences, or any U.S. federal tax consequences other than U.S. federal income tax consequences.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership purchasing our common stock, are urged to consult their own tax advisors.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock. A “U.S. Holder” of shares of our common stock means a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

If a U.S. Holder receives a distribution in respect of shares of our common stock, it generally will be treated as a dividend to the extent that it is paid from current or accumulated earnings and profits. A distribution that exceeds current and accumulated earnings and profits will be treated as a nontaxable return of capital reducing a U.S. Holder’s tax basis in the common stock and any remaining excess will be treated as capital gain.

Under current legislation, dividend income may be taxed to an individual U.S. Holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. The legislation providing for this long-term capital gains rate treatment is scheduled to expire on December 31, 2012, at which time, unless such legislation is extended, dividends received by an individual U.S. Holder will generally be taxed at ordinary income rates. Any dividends that we pay to a U.S. Holder that is a U.S. corporation will qualify for a deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends-received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends and the dividends-received deduction.

Sale, Exchange, or Other Disposition of Common Stock

A U.S. Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and the tax basis of such U.S. Holder in the disposed of common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for the stock. The gain or loss recognized on a sale will be long-term capital gain or loss if the common stock had been held for more than one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or certain trusts are required to pay a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” in the case of an individual, or undistributed “net investment income” in the case of an estate or trust, in each case for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the relevant taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes, interest, dividends and capital gains, unless such income or gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, trust or estate should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of an investment in our common stock.

Information Reporting and Backup Withholding

Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. When required, we will report to the Internal Revenue Service and to each U.S. Holder the amounts paid on or with respect to our common stock and the U.S. federal withholding tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on the dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the Internal Revenue Service that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to us or our paying agent.

Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. A “Non-U.S. Holder” is a beneficial owner of common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Dividends

Dividends paid to a Non-U.S. Holder, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder wishing to claim the benefits of an applicable income tax treaty for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable forms) and certify under penalties of perjury that such Non-U.S. Holder is not a U.S. person and is entitled to the benefits of the applicable income tax treaty. Special certifications and other requirements may apply to certain Non-U.S. Holders that are entities rather than individuals.

Dividends paid to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States or, if certain treaties apply, are attributable to a U.S. permanent establishment, are not subject to the withholding tax but instead are subject to U.S. federal income tax rates in the same manner as a U.S. Holder. Special certification and disclosure requirements, including the completion of Internal Revenue Service Form W-8ECI (or any successor form), must be satisfied for effectively connected dividends to be exempt from withholding. In addition, a non-U.S. Holder that is a foreign corporation may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on any effectively connected dividends received by such non-U.S. Holder.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States, or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment;

•

an individual Non-U.S. Holder holds shares of our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period of our common stock.

We believe that we are not currently and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our U.S. real property assets relative to the fair market value of our other business assets, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we become a U.S. real property holding corporation, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as an interest in a U.S. real property holding corporation only if a Non-U.S. Holder actually or constructively holds more than 5% of our regularly traded common stock at any time during the applicable period as specified in the Code.

An individual Non-U.S. Holder described in the first bullet above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder.

A foreign corporation Non-U.S. Holder described in the first bullet above will be subject to tax on the net gain under regular graduated U.S. federal income tax rates in the same manner as a U.S. Holder and, in addition, may be subject to the branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder described in the second bullet above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). A Non-U.S. Holder that is an individual and eligible for the benefits of a tax treaty between the United States and such Non-U.S. Holder’s country of residence will be subject to U.S. federal income tax on the disposition of shares of our common stock in the manner specified by the treaty and generally will only be subject to such tax if the gain on such disposition is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form).

Information Reporting and Backup Withholding

In general, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain dividend payments to Non-U.S. Holders that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed Internal Revenue Service Form W-8BEN, or otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

Foreign Account Legislation

Legislation which will be phased in beginning on January 1, 2014 generally will impose a withholding tax of 30% on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to, among other things, collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30% on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial U.S. owners or identification of the direct and indirect substantial U.S. owners of the entity. Finally, withholding of 30% also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a Non-U.S. Holder of our common stock may be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
Pacific Crest Securities, LLC
Canaccord Genuity Inc.
Raymond James & Associates, Inc.

Total	6,500,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 975,000 additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions payable by the selling stockholders to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that the total expenses of this offering to us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $650,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, all of our directors and officers and the holders of substantially all of our capital stock outstanding immediately prior to our initial public offering have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters, we and they will not, until September 17, 2012 (180 days after the date of our initial public offering):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The underwriters intend to waive, with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to the selling stockholders.

In addition, we, our executive officers and directors and all of the selling stockholders in this offering have agreed that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated on behalf of the underwriters, we and they will not, for a period of 90 days after the date of this offering:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The periods described in each of the preceding two paragraphs will be extended if:

•	during the last 17 days of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period;

in which case the restrictions described in each of the preceding two paragraphs (as applicable) will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that such extension would not apply under the lock-up agreements entered into in connection with this offering from and after such date, if any, as the Financial Industry Regulatory Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering) and such rule change shall have become effective.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

All of the underwriters in this offering were underwriters in our initial public offering.

Our common stock is listed on the NYSE under the symbol “ET.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, the Registrant may not make an offer of shares of common stock described in this prospectus to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that the Registrant may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances that do not require the publication by the Registrant of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that

Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and where each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that corporation or trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and to the selling stockholders and their affiliates, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates, and for the selling stockholders and their affiliates, in the ordinary course of their business, for which they have received or will receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Ice Miller LLP. Certain other matters will be passed upon for us by Gibson, Dunn & Crutcher LLP. Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of ExactTarget, Inc. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the registration statement. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we filed with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

EXACTTARGET, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ExactTarget, Inc.:

We have audited the consolidated balance sheets of ExactTarget, Inc. and Subsidiaries (the Company) as of December 31, 2010 and 2011, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ExactTarget, Inc. as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana

February 22, 2012, except for the “Common Stock Split” sections of Note 1 and Note 11, as to which the date is March 21, 2012

EXACTTARGET, INC.

Consolidated Balance Sheets

December 31, 2010 and 2011 and June 30, 2012

(In thousands, except share data)

	As of December 31,		As of June 30,
	2010	2011	2012
			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$22,804	$60,705	$211,555
Accounts receivable, net	27,589	43,380	42,132
Prepaid expenses	4,367	8,703	10,674
Deferred income taxes	968	—	—
Income tax receivable	319	425	410
Other current assets	918	2,058	2,170

Total current assets	56,965	115,271	266,941
Property and equipment, net	37,199	54,616	56,887
Goodwill	15,868	18,447	18,271
Intangible assets, net of accumulated amortization	2,562	3,286	2,565
Deferred income taxes	9,572	—	—
Other assets	791	1,664	2,147

Total assets	$122,957	$193,284	$346,811

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$2,858	$8,124	$5,695
Accrued liabilities	8,199	10,725	12,098
Accrued compensation and related expenses	10,143	14,167	12,224
Current portion of long-term obligations and other	3,860	4,787	1,455
Deferred revenue	31,600	39,273	44,286

Total current liabilities	56,660	77,076	75,758
Long-term obligations and other	1,703	2,307	2,815
Long-term portion of accrued straight-line rent	1,524	2,827	2,664
Long-term portion of debt	6,667	13,333	—

Total liabilities	66,554	95,543	81,237

Redeemable convertible preferred stock:
Series E, Series F and Series G redeemable convertible preferred stock, at respective redemption value. Authorized 4,912,646 shares, issued and outstanding 2,964,594 and 4,912,646 shares at December 31, 2010 and December 31, 2011, respectively	33,038	63,000	—
Stockholders’ equity:
Common stock, $0.0005 par value. Authorized 74,000,000 and 300,000,000 shares at December 31, 2011 and June 30, 2012; issued and outstanding 8,460,488, 9,042,346, and 66,038,276 shares at December 31, 2010, December 31, 2011 and June 30, 2012, respectively	4	5	33
Additional paid in capital	9,246	17,031	420,377
Series A, Series B and Series D preferred stock, at respective issuance date fair value. Authorized 18,554,573 shares; issued and outstanding 16,554,573 and 18,554,573 shares at December 31, 2010 and December 31, 2011, respectively	124,921	164,894	—
Accumulated other comprehensive loss	(103)	(1,051)	(1,413)
Accumulated deficit	(110,703)	(146,138)	(153,423)

Total stockholders’ equity	23,365	34,741	265,574

Total liabilities and stockholders’ equity	$122,957	$193,284	$346,811

See accompanying notes to consolidated financial statements.

EXACTTARGET, INC.

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2009, 2010 and 2011

and the six months ended June 30, 2011 and 2012

(In thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Revenue:
Subscription	$83,134	$115,553	$170,696	$77,800	$106,250
Professional services	12,309	18,714	36,797	15,062	27,125

Total revenue	95,443	134,267	207,493	92,862	133,375
Cost of revenue:
Subscription	18,791	25,882	40,333	18,001	25,430
Professional services	11,981	18,012	29,862	13,283	22,219

Total cost of revenue	30,772	43,894	70,195	31,284	47,649

Gross profit	64,671	90,373	137,298	61,578	85,726

Operating expenses:
Sales and marketing	39,276	63,978	93,559	42,587	52,580
Research and development	14,845	27,400	41,390	18,391	22,833
General and administrative	13,397	17,159	25,985	11,181	17,246

Total operating expenses	67,518	108,537	160,934	72,159	92,659

Operating loss	(2,847)	(18,164)	(23,636)	(10,581)	(6,933)
Other income (expense), net	75	(53)	(1,001)	(589)	(352)

Loss before taxes	(2,772)	(18,217)	(24,637)	(11,170)	(7,285)
Income tax expense (benefit)	(777)	(6,127)	10,798	(4,202)	—

Net loss	(1,995)	(12,090)	(35,435)	(6,968)	(7,285)
Adjustment for redemption of preferred stock	(58,601)	—	—	—	—
Preferred stock dividend	(490)	—	—	—	—

Net loss available to common stockholders	$(61,086)	$(12,090)	$(35,435)	$(6,968)	$(7,285)

Other Comprehensive loss:
Foreign currency translation adjustment	(86)	(17)	(948)	262	(362)

Comprehensive loss	$(61,172)	$(12,107)	$(36,383)	$(6,706)	$(7,647)

Net loss per common share:
Basic	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)
Diluted	$(5.86)	$(1.52)	$(4.05)	$(0.81)	$(0.18)
Weighted average number of common shares outstanding—basic	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884
Weighted average number of common shares outstanding—diluted	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884

See accompanying notes to consolidated financial statements.

EXACTTARGET, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity

Years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012

(In thousands, except share data)

	Redeemable convertible preferred stock		Stockholders’ Equity
			Common stock		Preferred stock		Additional paid-in capital	Accumulated deficit	Accumulated comprehensive loss	Total
	Share	Amount	Share	Amount	Share	Amount
Stockholders’ equity at December 31, 2008	5,865,922	$11,760	10,933,662	$5	6,204,438	$9,116	$2,605	$(6,974)	$—	$4,752
Net loss	—	—	—	—	—	—	—	(1,995)	—	(1,995)
Foreign currency translation adjustment and other	—	—	—	—	—	—	—	—	(86)	(86)

Tax benefit of stock compensation	—	—	—	—	—	—	2,793	—	—	2,793
Exercise of employee stock options	—	—	3,065,238	2	—	—	1,476	—	—	1,478
Stock-based compensation expense	—	—	—	—	—	—	3,346	—	—	3,346
Vesting of restricted stock	—	—	280,000	—	—	—	—	—	—	—
Series A preferred stock paid in kind dividend	—	—	75,446	—	—	—	352	(352)	—	—
Series B preferred stock paid in kind dividend	—	—	29,506	—	—	—	138	(138)	—	—
Series C preferred stock paid in kind dividend	—	(1,260)	1,407,820	1	—	—	1,259	—	—	1,260
Issuance of Series D preferred stock	—	—	—	—	10,968,221	111,942	—	—	—	111,942
Issuance of Series E preferred stock	1,947,419	19,980	—	—	—	—	—	—	—	—
Issuance of Series F preferred stock	1,017,175	13,058	—	—	—	—	—	—	—	—
Purchase and retirement of stock	(5,865,922)	(10,500)	(8,220,176)	(4)	(992,211)	(331)	(11,969)	(89,154)	—	(101,458)

Stockholders’ equity at December 31, 2009	2,964,594	33,038	7,571,496	4	16,180,448	120,727	—	(98,613)	(86)	22,032

Net loss	—	—	—	—	—	—	—	(12,090)	—	(12,090)
Foreign currency translation adjustment and other	—	—	—	—	—	—	—	—	(17)	(17)
Exercise of employee stock options	—	—	625,734	—	—	—	791	—	—	791
Stock-based compensation expense	—	—	—	—	—	—	4,425	—	—	4,425
Vesting of restricted stock	—	—	259,284	—	—	—	—	—	—	—
Issuance of common stock and Series D preferred stock in connection with acquisition of CoTweet, Inc.	—	—	3,974	—	374,125	4,194	4,030	—	—	8,224

Stockholders’ equity at December 31, 2010	2,964,594	33,038	8,460,488	4	16,554,573	124,921	9,246	(110,703)	(103)	23,365

See accompanying notes to consolidated financial statements.

EXACTTARGET, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Continued)

Years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012

(In thousands, except share data)

	Redeemable convertible preferred stock		Stockholders’ Equity
			Common stock		Preferred stock		Additional paid-in capital	Accumulated deficit	Accumulated comprehensive loss	Total
	Share	Amount	Share	Amount	Share	Amount
Net loss	—	—	—	—	—	—	—	(35,435)	—	(35,435)
Foreign currency translation adjustment and other	—	—	—	—	—	—	—	—	(948)	(948)
Exercise of employee stock options	—	—	135,712	—	—	—	429	—	—	429
Stock-based compensation expense	—	—	—	—	—	—	6,954	—	—	6,954
Vesting of restricted stock	—	—	446,146	1	—	—	—	—	—	1
Issuance of Series D preferred stock	—	—	—	—	2,000,000	39,973	—	—	—	39,973
Issuance of common stock and preferred stock in connection with acquisition of Frontier Technologia, Ltda.	—	—	—	—	—	—	402	—	—	402
Issuance of Series G preferred stock	1,948,052	29,962	—	—	—	—	—	—	—	—

Stockholders’ equity at December 31, 2011	4,912,646	$63,000	9,042,346	$5	18,554,573	$164,894	$17,031	$(146,138)	$(1,051)	$34,741

Net loss (unaudited)	—	—	—	—	—	—	—	(7,285)	—	(7,285)
Foreign currency translation adjustment and other (unaudited)	—	—	—	—	—	—	—	—	(362)	(362)
Exercise of employee stock options (unaudited)	—	—	225,214	—	—	—	822	—	—	822
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	4,953	—	—	4,953
Vesting of restricted stock (unaudited)	—	—	61,278	—	—	—	—	—	—	—
Issuance of common stock in connection with IPO (unaudited)			9,775,000	5	—	—	169,700			169,705
Conversion of preferred stock (unaudited)	(4,912,646)	(63,000)	46,934,438	23	(18,554,573)	(164,894)	227,871	—	—	63,000

Shareholders’ equity at June 30, 2012 (unaudited)	—	$—	66,038,276	$33	—	$—	$420,377	($153,423)	($1,413)	$265,574

See accompanying notes to consolidated financial statements.

EXACTTARGET, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Cash flows from operating activities:
Net loss	$(1,995)	$(12,090)	$(35,435)	$(6,968)	$(7,285)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,224	10,970	16,623	7,601	10,499
Lease incentives received from lessor	728	141	637	273	134
Write off of deferred offering costs	1,193	—	—	—	—
Provision for doubtful accounts	1,244	1,131	2,271	738	1,233
Stock-based compensation	3,346	4,425	6,954	3,012	4,953
Excess tax benefit from stock-based compensation	(2,793)	—	—	—	—
Change in deferred taxes	(723)	(6,952)	10,540	(4,203)	—
Other	(11)	(4)	87	72	38
Changes in operating assets and liabilities:
Accounts receivable, net	(7,828)	(8,488)	(17,260)	(884)	146
Income tax receivable and payable	(382)	2,610	288	—	—
Prepaid expenses and other assets	(2,167)	(1,191)	(6,295)	(2,174)	(2,550)
Accounts payable and accrued liabilities	1,302	888	8,165	2,155	(1,753)
Accrued compensation and related expenses	1,079	3,957	3,838	400	(1,930)
Deferred revenue	6,451	8,227	6,827	(600)	4,470

Net cash provided by (used in) operating activities	6,668	3,624	(2,760)	(578)	7,955

Cash flows from investing activities:
Business combination, net of cash acquired	(973)	(5,814)	(2,710)	—	(806)
Purchases of property and equipment	(13,314)	(18,748)	(31,161)	(13,744)	(9,119)
Purchases of marketable securities	(500)	(1,999)	—	—	—
Sales of marketable securities	500	2,000	—	—	—

Net cash used in investing activities	(14,287)	(24,561)	(33,871)	(13,744)	(9,925)

Cash flows from financing activities:
Repayments on capital leases and notes payable	(287)	(517)	(952)	(325)	(388)
Net proceeds (payments) on term loan	—	9,918	(3,333)	(1,666)	(10,000)
Net proceeds from revolving line of credit	—	—	9,804	—	(6,667)
Proceeds from issuance of stock and option exercises	1,478	791	429	71	820
Payments of contingent consideration	—	(719)	(1,394)	(1,394)	(456)
Proceeds from issuance of preferred stock, net of issuance costs	144,980	—	69,935	29,962	—
Proceeds from issuance of common stock, net of issuance costs	—	—	—	—	169,709
Repurchase and retirement of stock	(111,957)	—	—	—	—
Excess tax benefit from stock-based compensation arrangements	2,793	—	—	—	—

Net cash provided by financing activities	37,007	9,473	74,489	26,648	153,018
Effect of exchange rate changes on cash and cash equivalents	(14)	(74)	43	201	(198)

Increase (decrease) in cash and cash equivalents	29,374	(11,538)	37,901	12,527	150,850
Cash and cash equivalents, beginning of the period	4,968	34,342	22,804	22,804	60,705

Cash and cash equivalents, end of the period	$34,342	$22,804	$60,705	$35,331	$211,555

Supplemental disclosures:
Net cash paid for interest	$5	$9	$532	$208	$288
Net cash paid (received) for income taxes	328	(2,269)	28	(305)	5

Supplemental disclosure of noncash investing activities:
Change in payables for purchases of property and equipment	$2,053	$724	$1,118	$900	$2,698
Capital lease obligations entered into for property and equipment	604	742	767	376	383

See accompanying notes to consolidated financial statements.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(1) Summary of Significant Accounting Policies

(a) Description of Business

ExactTarget, Inc. (“ExactTarget” or the “Company”), headquartered in Indianapolis, Indiana, is a leading global provider of cross-channel, interactive marketing software-as-a-service (“SaaS”) solutions. The Company provides marketers with a suite of integrated applications to plan, automate, deliver and optimize data-driven, interactive marketing campaigns and real-time communications. The Company’s suite of cross-channel, interactive marketing applications, which include email, mobile, social media and sites, is built on a highly-scalable and flexible multi-tenant SaaS platform. As discussed further in Note 3, the Company acquired Keymail Marketing, LTD (“Keymail”), mPath Global Pty. Ltd. (“mPath”), and Frontier Technologia, Ltda. (“Frontier”), each operating as a wholly-owned subsidiary located in the United Kingdom, Australia and Brazil, respectively, and CoTweet, Inc. (“CoTweet”), an enterprise social media management and engagement solution.

(b) Cash and Cash Equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash equivalents. Cash and cash equivalents, which include cash in bank accounts, money market accounts and bank certificates of deposit, are recorded at cost, which approximates fair value.

(c) Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2012, the statements of operations and cash flows for the six months ended June 30, 2011 and 2012, and the statement of redeemable convertible preferred stock and stockholders’ equity for the six months ended June 30, 2012 are unaudited. In the opinion of management, such information includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes hereto. Results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any other period.

(d) Common Stock Split

In March 2012, the Company’s board of directors approved a two-for-one forward stock split of the Company’s outstanding common stock, with a corresponding change in par value, which became effective on March 20, 2012. All common share numbers and per common share amounts for all periods presented have been adjusted retroactively to reflect the two-for-one forward stock split.

(e) Segments

The Company manages its operations as a single segment for purposes of assessing performance and making operating decisions. Revenue is generated predominately in the United States, and all significant assets are held in the United States.

(f) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries located in the United Kingdom, ExactTarget, Ltd., Australia, ExactTarget, Ltd. Pty., Brazil, ExactTarget Technologia, Ltda., and Germany, ExactTarget Gmbh, after elimination of all significant intercompany accounts and transactions.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(g) Revenue Recognition

In accordance with FASB ASC No. 605-25, the Company recognizes revenue for subscriptions to its SaaS solutions ratably over the term of the subscription agreement, which is typically one year in length but can range up to three years, commencing upon the later of the agreement start date or when there is persuasive evidence of an arrangement, and when access to its SaaS solutions has been granted to the client, the collection of the fee is reasonably assured and the amount of the fees to be paid by the client are fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue until revenue recognition criteria have been met. The Company’s subscription agreements generally contain multiple elements including software access, contracted utilization volume and professional services. In addition, the Company charges fees for utilization above the contracted level which are recognized in the period in which the utilization occurs. The Company’s subscription agreements do not provide clients the right to take possession of the software supporting the SaaS solution at any time.

The Company also derives revenue from professional services. Professional services revenue consists primarily of fees associated with training, implementation, integration, deliverability, campaign services and strategic consulting. The Company’s professional services are not required for clients to utilize its SaaS solutions. Depending upon the nature of the engagement, the Company may provide professional services over the term of the SaaS subscription or in connection with discrete projects. Revenue from professional services is recognized using a proportional performance model based on services performed. Professional services, when sold with the Company’s subscriptions, are accounted for separately when these services have value to the client on a standalone basis.

In October 2009, the FASB amended the accounting standards for multiple deliverable revenue arrangements to:

•	provide updated guidance regarding how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•

require an entity to allocate revenue in an arrangement using its best estimate of selling price, or BESP, of deliverables if a vendor does not first have vendor-specific objective evidence, or VSOE, of selling price or does not have third-party evidence, or TPE, of selling price; and

•	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to adopt this accounting guidance on a prospective basis as of January 1, 2011. The Company’s consolidated financial statements and the notes to its consolidated financial statements presented herein reflect the prospective adoption of the new accounting principle. Prior to the adoption of ASU 2009-13, the Company was not able to establish VSOE or TPE for all undelivered elements. As a result, the Company typically recognized subscription and professional services revenue ratably over the contract period as a single element and allocated subscription and professional services revenue based on the contract price.

A multiple-element arrangement includes the sale of a subscription to the Company’s SaaS solutions with one or more associated professional services offerings, each of which is considered a separate unit of accounting. In determining whether professional services represent a separate unit of accounting, the Company considers the availability of the services from other vendors. The Company allocates revenue to each element in a multiple-element arrangement based upon the BESP of each deliverable.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

The Company is not able to demonstrate VSOE or TPE of selling price with respect to sales of subscriptions to its SaaS solutions. The Company does not have sufficient instances of separate sales of subscriptions nor is it able to demonstrate sufficient pricing consistency with respect to such sales. The Company also considered that no other vendor sells similar subscriptions given the unique nature and functionality of its SaaS solutions, and therefore has determined that it is not able to establish TPE of selling price. Therefore, the Company has determined the BESP of subscriptions to its SaaS solution based on the following:

•

the list price, which represents a component of the Company’s current go-to-market strategy, as established by senior management taking into consideration factors such as the competitive and economic environment; and

•	an analysis of the historical pricing with respect to both the Company’s bundled and standalone arrangements for its SaaS solutions.

The Company has established VSOE of selling price of professional services based on an analysis of separate sales of such professional services.

For any revenues to be recognized, all of the following criteria must be met:

•	persuasive evidence of an arrangement exists,

•	the fee is fixed or determinable,

•	collection is probable, and

•	service has been provided.

Sales tax collected from clients and remitted to governmental authorities is accounted for on a net basis and therefore is not included in revenues or cost of revenues in the Company’s statements of operations.

Revenue for the year ended December 31, 2011, deferred revenue as of December 31, 2011, and the Company’s estimate of revenue and deferred revenue that would have been reported if the transactions entered into or materially modified during the year ended December 31, 2011 were subject to accounting guidance previous to ASU 2009-13 are shown in the following table:

	Year ended December 31, 2011
	As Reported	Under Previous Accounting Guidance	Impact of Adoption of ASU 2009-13
		(in thousands)
Revenue
Subscription	$170,696	$173,093	$(2,397)
Professional Services	36,797	32,752	4,045

Total Revenue	$207,493	$205,845	$1,648

Total Deferred Revenue	$39,273	$40,921	$(1,648)

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(h) Deferred Revenue

Deferred revenue represents the amount billed to clients that has not yet been earned or recognized as revenue, pursuant to agreements entered into in current and prior periods, and does not reflect that portion of subscriptions and professional services to be invoiced to clients on a periodic basis for which payment is not yet due. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue until revenue recognition criteria have been met. The Company generally invoices its clients in advance on an annual, quarterly or monthly basis with payment due upon receipt of the invoice. Deferred revenue that will be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as long-term obligations and other.

(i) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable based on a detailed monthly analysis. In estimating the allowance for doubtful accounts, the Company considers the age of the receivable, creditworthiness of the client, general economic conditions and any other relevant factors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company also establishes an allowance for future credits, which is determined based on historical credit activity related to billing discrepancies. The combined allowance for doubtful accounts and future credits was $1.3 million and $3.0 million at December 31, 2010 and 2011, respectively, and $3.9 million at June 30, 2012. Write offs against the allowance for doubtful accounts for the years ended December 31, 2010 and 2011 were $0.7 million and $0.6 million, respectively, and $0.3 million at June 30, 2012. The Company does not have any off-balance sheet credit exposure related to its clients.

(j) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. These instruments are generally unsecured and uninsured. The Company maintains the majority of its cash balances with a few financial institutions. Accounts receivable are typically unsecured and are from revenues earned from clients across different geographic areas, primarily located in the United States, and operating in a wide variety of industries. No client represented greater than 5% of outstanding accounts receivable as of December 31, 2010 or 2011 or as of June 30, 2012, or greater than 5% of revenue for the years then ended. The Company does not typically require collateral or other security to support credit sales but provides allowances for sales and doubtful accounts based on historical experience and specific identification. A portion of the Company’s revenue and expenses is generated in foreign currencies and, as a result, the Company is exposed to market risks from changes in foreign currency exchange rates.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Revenue by geographic region, based on the billing address of the clients, was as follows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except percentages)
United States	$89,979	$124,167	$178,623	$82,462	$109,953
International	5,464	10,100	28,870	10,400	23,422

Total revenue	$95,443	$134,267	$207,493	$92,862	$133,375

Percentage of revenue generated outside the United States	6%	8%	14%	11%	18%

No single country outside the United States represented more than 10% of revenue during any period reported.

(k) Use of Estimates

The preparation of financial statements requires the Company’s management to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts receivable, allowance for future credits, valuation of deferred tax assets, and the valuation of share-based payments. Actual results could differ from these estimates.

(l) Property and Equipment

Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lesser of the present value of minimum lease payments or the fair value of the asset.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally between two and ten years. Property and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(m) Goodwill and Other Intangible Assets

In accordance with FASB ASC Subtopic 350-20, Goodwill and Other Intangible Assets, the Company conducts a test for the impairment of goodwill at least annually and more frequently upon the occurrence of certain events. The annual goodwill impairment test is a two-step process. First, the impairment test compares the fair value of reporting units to their carrying amount, including goodwill, to assess whether an impairment indicator is present. If the test determines that an impairment indicator may be present, the test compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss. The Company performed the impairment test as of October 31, 2011, and concluded that no impairment existed.

Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment whenever an impairment indicator exists. The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

intangible assets, may not be recoverable. When such events or changes in circumstances occur, recoverability is assessed by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets.

Intangible assets are amortized over their estimated useful lives between two and five years as shown in the table below. Amortization is based on the pattern in which the economic benefits of the intangible asset will be consumed.

	As of December 31,		As of June 30,	Economic Useful Life (in Years)
	2010	2011	2012
			(unaudited)
	(in thousands)
Goodwill	$15,868	$18,447	$18,271	Indefinite

Customer lists	$1,305	$2,501	$2,423	4 - 5
Software technology	1,200	1,200	1,200	4
Noncompete agreements	1,032	1,673	1,007	2 - 3

Total gross intangible assets	$3,537	$5,374	$4,630
Less accumulated amortization	(975)	(2,088)	(2,065)

Net intangible assets	$2,562	$3,286	$2,565

The total amount of amortization expense relating to defined lived intangibles was $0.2 million, $0.8 million, and $1.1 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.6 million for both of the six months ended June 30, 2011 and 2012, respectively. Future amortization expense relating to intangibles is as follows:

Amortization Expense
(in thousands)
Remaining 2012	$527
2013	963
2014	590
2015	338
2016	147
Thereafter	—

Total amortization expense	$2,565

(n) Impairment of Long-Lived Assets

In accordance with FASB ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, are reviewed for impairment whenever a triggering event indicates that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

reported at the lower of the carrying amount or fair value, less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company did not identify any triggering events during any of the periods reported.

(o) Advertising

The Company expenses all advertising costs as incurred. Total advertising expense for the years ended December 31, 2009, 2010 and 2011 was $3.2 million, $4.8 million and $5.5 million, respectively, and was $2.5 million for both of the six months ended June 30, 2011 and 2012.

(p) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FASB ASC Topic 740 establishes financial accounting and reporting standards for the effect of income taxes. The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating tax positions and determining the provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company’s financial position, results of operations or cash flows.

The Company evaluates whether it will realize the benefits of its net deferred tax assets and establishes a valuation allowance to reduce the carrying value of its deferred tax assets to the amount considered more likely than not. Deferred tax assets arise as a result of tax loss carry-forwards and various differences between the book basis of assets and the tax basis. The Company determined that it was no longer more likely than not that our deferred tax assets will be recognized due to continued planned business investment and, as a result, noncash charges from continuing operations of $17.6 million were recorded as a valuation allowance for the full value of its deferred tax assets as of September 30, 2011. As of December 31, 2011 and June 30, 2012, the valuation allowance increased by $1.6 million to $19.2 million and by $3.0 million to $22.2 million, respectively, due to additional losses incurred in the fourth quarter and the first six months of 2012. The Company had previously overcome the negative evidence provided by its recent losses by demonstrating that it had generated income in 2006, 2007 and 2008 and using that to show the ability to generate taxable income from existing client contracts if the planned investments were not made.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (included in FASB ASC Subtopic 74010 – Income Taxes – Overall), as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs through income tax expense which would include related interest expense and penalties. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(q) Equity Incentive Plan

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB ASC Topic 718, Share-Based Payment using the prospective transition method. Under the prospective transition method, the Company applies the provisions of FASB ASC Topic 718 only to new awards granted and to awards modified, repurchased or canceled, after the adoption date. Commencing in 2006, compensation cost is based on the grant date fair value of stock option awards granted or modified after January 1, 2006 estimated in accordance with the provisions of FASB ASC Topic 718. The Company recognizes the fair value of its stock option awards as compensation expense on a straight-line basis over the requisite service period of each award, generally four years. FASB ASC Topic 718 also requires the Company to estimate forfeitures at the time of grant and to revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See note 9 for further information regarding stock-based compensation.

(r) Accrued Straight-Line Rent

In 2008, the Company entered into a lease agreement for and took occupancy of a second office facility in Indianapolis, Indiana. The Company took occupancy of the premises in October 2008. As part of the agreement, the Company received $0.7 million in lease incentives from the lessor in 2009. In April 2010, the Company entered into a lease agreement for a facility in Bellevue, Washington. The Company took occupancy of the premises in July 2010. As part of the agreement, the Company received $0.2 million in lease incentives, including both tenant improvements and rent concession, from the lessor in 2010. In May 2010, the Company entered into a lease agreement for a facility in San Francisco, California. The Company took occupancy of the premises in August 2010. As part of the agreement, the Company received $0.1 million in lease incentives, including both tenant improvements and rent concession, from the lessor in 2010. In February 2011, the Company entered into a lease amendment for an existing facility in Indianapolis, Indiana. The lease amendment increased the total square footage, provided $0.3 million in lease incentives and extended the lease term through 2021. In April 2011, the Company entered into a lease amendment for another existing facility in Indianapolis, Indiana. The lease amendment increased the total square footage, provided $0.5 million in lease incentives, increased signage on and around the site, including naming rights to the building, extended the lease term through 2016 and eliminated an early termination right held by the Company from the existing lease. The Company received additional lease incentives of $0.4 million, including both tenant improvements and additional rent concessions, in 2011. In 2010 and 2011, the Company entered into other lease agreements for additional facilities that entitled it to tenant improvement allowances totaling $0.2 million and $0.2 million, respectively. In accordance with FASB ASC Topic 840, Accounting for Leases, leasehold improvements are included on the balance sheets in “Property and equipment, net,” “Accrued liabilities,” and “Long-term portion of accrued straight-line rent.”

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

In accordance with FASB ASC Topic 840, the Company recognizes rental expense for minimum lease payments from operating leases on a straight-line basis. The current portion of accrued straight-line rent, which is included in accounts payable and accrued liabilities, and the noncurrent portion, reported in long-term liabilities on the balance sheets, totaled $1.8 million, $3.1 million and $3.3 million at December 31, 2010 and 2011 and June 30, 2012, respectively.

(s) Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period in accordance with FASB ASC Topic 260, Earnings per Share. Diluted net loss per common share is computed by dividing the sum of net loss available to common stockholders by the sum of the weighted average number of common shares outstanding and any dilutive potential common stock equivalents for the period.

The following table reconciles the components of basic and diluted net loss per common share:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands, except share amounts)
Net loss available to common stockholders—basic and diluted	$(61,086)	$(12,090)	$(35,435)	$(6,968)	$(7,285)
Weighted average number of common shares outstanding—basic and diluted	10,417,392	7,978,304	8,750,540	8,612,684	40,345,884

The numbers of preferred stock (once converted), stock options and restricted stock awards that could potentially dilute net loss per basic share in the future, but have not been included in the computation of net loss per diluted share because to do so would have been antidilutive, were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Anti-dilutive shares	36,747,222	43,937,180	47,917,586	45,185,724	27,387,230

(t) Fair Value of Financial Instruments

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes the following three levels of inputs that may be used to measure fair value:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

•

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, debt and accounts payable, approximate fair value for all periods.

(u) Foreign Currency Translation

The U.S. dollar is the reporting currency for all periods presented. The financial information for entities outside the United States is measured using the local currency as the functional currency. Assets and liabilities for foreign entities are translated into U.S. dollars at the exchange rate in effect on the respective balance sheet dates. Revenues and expenses are translated into U.S. dollars based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated comprehensive loss. Gains or losses from foreign currency transactions are reflected in the consolidated statements of operations under the line item other income (expense), net. Foreign currency translation is the only component of accumulated comprehensive loss.

(v) Recent Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. On January 1, 2012, the Company adopted the guidance set forth in Accounting Standards Update No. 2011-08, Testing Goodwill for Impairment (Topic 350). The Company conducts a test for the impairment of goodwill at least annually and more frequently upon the occurrence of certain events. The adoption of this update did not impact the consolidated results of operations and financial condition.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (Topic 220). The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or two separate but consecutive statements and will result in presentation changes for the Company’s consolidated financial statements. The updated guidance is effective on a retrospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years,

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

beginning after December 15, 2011. Early adoption is permitted. FASB ASU 2011-05 is effective for the Company in fiscal 2012 and should be applied retrospectively. On January 1, 2012, the Company adopted Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (Topic 220). The standard update had no impact on the Company’s financial position or results of operations, but resulted in a change in the presentation of the Company’s basic financial statements.

In December 2010, the FASB issued Accounting Standards Update, Disclosure of Supplementary Pro Forma Information for Business Combinations (Topic 805)-Business Combinations, to improve consistency in how the pro forma disclosures are calculated. Additionally, the update enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. The guidance is effective for the Company in the first quarter of fiscal 2012 and should be applied prospectively to business combinations for which the acquisition date is after the effective date. Early adoption is permitted. The Company adopted this update in the first quarter of fiscal year 2012. The Company does not anticipate adoption to have a material impact on its consolidated financial statements.

(2) Property and Equipment

Property and equipment, including assets held under capital leases, are summarized as follows at December 31, 2010 and 2011. Construction in progress represents costs associated with new equipment, office leasehold improvements, and software not yet placed in service as of December 31, 2010 and 2011 and June 30, 2012.

	Estimated Useful Life (in Years)	As of December 31,		As of June 30,
		2010	2011	2012
				(unaudited)
		(in thousands)
Furniture and equipment	2 -7	$37,890	$55,581	$58,787
Software	5	18,993	23,217	27,038
Leasehold improvements	*	5,709	10,881	11,526
Construction in progress		1,543	1,508	4,488

Total		64,135	91,187	101,839
Less accumulated depreciation and amortization		(26,936)	(36,571)	(44,952)

Total property and equipment, net		$37,199	$54,616	$56,887

*	Shorter of lease term or estimated useful life

Depreciation and amortization expense totaled $7.0 million, $10.2 million and $15.5 million for 2009, 2010 and 2011, respectively, and $7.0 million and $9.9 million for the six months ended June 30, 2011 and 2012, respectively.

Furniture and equipment includes assets under capital leases in the amount of $1.8 million and $2.3 million at December 31, 2010 and 2011, respectively, and $2.4 million at June 30, 2012. Accumulated amortization on these assets, which is included in accumulated depreciation and amortization, was $0.9 million and $1.6 million at December 31, 2010 and 2011, respectively, and $1.5 million at June 30, 2012.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(3) Acquisitions

Keymail Marketing LTD.

In August 2009, the Company entered into an agreement to acquire all outstanding shares of Keymail, a reseller partner of the Company’s SaaS solutions in the United Kingdom, for $1.6 million, net of cash acquired. The Company funded the purchase price with cash available from operations. The purchase price was comprised of the following:

(in thousands)
Cash consideration, net of cash acquired	$973
Accounts payable settlement	413
Estimated fair value of contingent consideration	223

Total purchase price	$1,609

The contingent consideration was paid in 2010 and did not vary materially from the estimated fair value of contingent consideration recorded at the time of acquisition.

The table below represents the allocation of the purchase price for the acquired net assets of Keymail based on their estimated fair values as of July 31, 2009. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities.

(in thousands)
Other current assets and current liabilities, net	$34
Customer list	421
Noncompete agreements	688
Goodwill	466

Purchase price allocation	$1,609

The premium paid over the fair value of the net assets acquired in the purchase, or goodwill, was primarily attributed to expected synergies from Keymail’s geographic market location and existing client base.

Acquisition-related costs included transaction costs such as legal and accounting fees which were expensed as incurred. Acquisition-related costs totaled $0.2 million and are included in general and administrative expenses in the consolidated statements of operations.

CoTweet, Inc.

In March 2010, the Company entered into an agreement to acquire all outstanding shares of CoTweet, for $15.8 million in stock and cash consideration, net of cash acquired. The Company funded the purchase price with cash available from operations and from the issuance of 691,428 shares of restricted common stock at $5.61 per share, 374,125 shares of Series D preferred stock at $11.21 per share and 3,974 shares of common stock at $5.61 per share. The restricted common stock vests 1/24 each month. The purchase price was comprised of the following:

(in thousands)
Cash consideration, net of cash acquired	$5,117
Equity consideration	8,224
Estimated fair value of contingent consideration	2,500

Total purchase price	$15,841

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

As of December 31, 2010 and 2011, $0.5 million and $1.9 million, respectively, of cash contingent consideration had been earned and paid. The estimated fair value of the contingent consideration in excess of the actual amount earned was recognized as a gain in the period the liability was settled.

The table below represents the allocation of the purchase price for the acquired net assets of CoTweet based on their estimated fair values as of March 1, 2010. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities.

(in thousands)
Other assets and liabilities	$(78)
Software technology	1,200
Deferred tax assets	452
Goodwill	14,267

Purchase price allocation	$15,841

The premium paid over the fair value of the net assets acquired in the purchase, or goodwill, was primarily attributed to CoTweet’s knowledge of social media and expertise in working with social media providers. Goodwill from the CoTweet acquisition is included within the Company’s one reporting unit and is included in the Company’s enterprise level annual review for impairment. Goodwill is not expected to be deductible for tax purposes.

Acquisition-related costs included transaction costs such as legal and accounting fees, which were expensed as incurred. Acquisition-related costs totaled $0.2 million and are included in general and administrative expenses in the consolidated statements of operations.

mPath Global Pty Ltd.

In August 2010, the Company entered into an agreement to acquire certain assets and liabilities of mPath for $2.0 million. The Company funded the purchase price with cash available from operations. The purchase price was comprised of the following:

(in thousands)
Cash consideration	$1,150
Accounts payable settlement	400
Estimated fair value of contingent consideration	420

Total purchase price	$1,970

The table below represents the allocation of the purchase price for the acquired net assets of mPath based on their estimated fair values as of August 18, 2010. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities.

(in thousands)
Other current assets and current liabilities, net	$(224)
Customer list	806
Noncompete agreement	357
Goodwill	1,031

Purchase price allocation	$1,970

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

The premium paid over the fair value of the net assets acquired in the purchase, or goodwill, was primarily attributed to expected synergies from mPath’s geographic market location and existing customer base.

Acquisition-related costs included transaction costs such as legal and accounting fees, which were expensed as incurred. Acquisition-related costs totaled $0.1 million and are included in general and administrative expenses in the consolidated statements of operations.

During the six-month period ended June 30, 2012, the Company paid the $0.5 million estimated fair value of contingent consideration due pursuant to the acquisition agreement.

Frontier Technologia, Ltda.

In August 2011, the Company entered into an agreement to acquire all outstanding shares of Frontier for $5.4 million in stock and cash consideration, net of cash acquired. The Company funded the purchase price with cash available from operations and from the issuance of 41,966 shares of restricted common stock at $9.59 per share. The restricted common stock vests on the one year anniversary of the acquisition date. The purchase price was comprised of the following:

(in thousands)
Cash consideration, net of cash acquired	$2,710
Escrow payable	806
Accounts payable settlement	104
Equity consideration	402
Estimated fair value of contingent consideration	1,408

Total purchase price	$5,430

The table below represents the allocation of the purchase price for the acquired net assets of Frontier based on their estimated fair values as of August 24, 2011. The allocation of the purchase price was based upon estimates of fair value of the corresponding assets and liabilities.

(in thousands)
Other assets and liabilities, net	$264
Customer list	1,408
Noncompete agreements	750
Goodwill	3,008

Purchase price allocation	$5,430

The premium paid over the fair value of the net assets acquired in the purchase, or goodwill, was primarily attributed to expected synergies from Frontier’s geographic market location and existing customer base.

Acquisition-related costs included transaction costs such as legal and accounting fees, which were expensed as incurred. Acquisition-related costs totaled $0.1 million and are included in general and administrative expenses in the consolidated statements of operations.

During the six-month period ended June 30, 2012, the Company paid the $0.8 million escrow due pursuant to the acquisition agreement.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(4) Long-Term Obligations and Other

(a) Notes Payable

In November 2010, the Company entered into a Loan and Security Agreement (“Agreement”) which provided the Company with a $10.0 million bank term loan (“Term Loan”) and a $7.0 million revolving line of credit (“Revolving Line”) and is collateralized by a blanket lien on substantially all of the Company’s personal property, including intellectual property. In March 2011, the Agreement was modified to increase the total size of the Revolving Line from $7.0 million to $10.0 million. Both the Term Loan and the Revolving Line bear interest at a variable rate equal to the lender’s most recently announced prime rate plus one percent. This rate was 5.0% as of December 31, 2010 and 2011. The Term Loan and Revolving Line mature on December 1, 2013, and the Term Loan is payable in 36 equal installments. The Agreement includes certain covenants related to recurring revenue, capital expenditures and adjusted EBITDA. In September 2011, the Company entered into a second loan modification agreement to increase the total size of the Revolving Line from $10.0 million to $20.0 million. As of December 31, 2010, the Company was not in compliance with the adjusted EBITDA financial covenant and in March 2011, entered into a loan modification agreement which waived the default and incorporated other changes as set forth above. In October 2011, the Company entered into a third loan modification agreement which increased the capital expenditure financial covenant and set forth the criteria under the financial covenants for the remainder of 2011. As of December 31, 2010 and December 31, 2011, $10.0 million and $6.7 million, respectively, were outstanding under the Term Loan, and no amounts and $10.0 million, respectively, were outstanding under the Revolving Line.

In February 2012, the Company entered into a fourth loan modification agreement that modified the Agreement. The fourth loan modification set forth the criteria under the financial covenants for 2012. During the six-month period ended June 30, 2012, the Company made payments of $10.0 million and $6.7 million on the Term Loan and Revolving Line, respectively. In March 2012, the Company repaid all outstanding amounts under, and in April 2012 terminated, the Agreement.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(b) Lease Agreements

The Company is obligated under capital leases covering certain equipment that expire at various dates during the next three years. The Company also has noncancelable operating leases, primarily for office space in Indianapolis, Indiana, San Francisco, California, Bellevue, Washington, New York, New York, Australia, Brazil and the United Kingdom. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases as of December 31, 2011 are as follows:

	Capital Leases	Operating Leases
	(in thousands)
2012	$655	$3,931
2013	326	4,235
2014	32	4,282
2015	—	4,081
2016	—	3,356
Thereafter	—	5,266

Total minimum lease payments	$1,013	$25,151

Less amounts representing interest at less than 1%	(73)

Present value of minimum lease payments	940
Less current portion	(606)

Noncurrent portion	$334

Rent expense was $1.6 million, $2.6 million and $4.2 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $2.0 million and $2.4 million for the six months ended June 30, 2011 and 2012, respectively.

In January 2012, the Company entered into an operating lease for additional office space near Sao Paulo, Brazil with total annual lease payments of approximately $0.2 million over the 2.8 year term of the lease.

(c) Hosting Services Agreements

The Company has agreements with third-party hosting providers to provide data center capacity, including hardware and network infrastructure, to power its suite of cross-channel, interactive marketing SaaS solutions. As of December 31, 2011, the agreements required future minimum payments of $2.5 million, $1.8 million, $1.8 million, $1.8 million and $1.8 million in 2012, 2013, 2014, 2015 and 2016, respectively.

(d) Software Licensing Agreements

The Company has multi-year license agreements with vendors for certain software product licenses. As of December 31, 2011, the Company had an annual contractual commitment totaling $3.8 million and $4.7 million in 2012 and 2013, respectively, and no amount in 2014 or later.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(e) Deferred Revenue

Deferred revenue that will not be recognized during the succeeding twelve month period is recorded as long-term obligations and other and totaled $1.4 million, $1.1 million and $0.6 million at December 31, 2010 and 2011 and June 30, 2012, respectively.

(f) Indemnification Obligations

In the Company’s subscription agreements with its clients, it agrees to indemnify its clients against any losses or costs incurred in connection with claims by a third party alleging that a client’s use of its services infringes the intellectual property rights of the third party. Based on historical information and other available information as of June 30, 2012, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

(5) Income Taxes

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Domestic	$(676)	$(8,755)	$(10,302)	$(4,340)	$2,941
Foreign	(2,096)	(9,462)	(14,335)	(6,830)	(10,226)

Total	$(2,772)	$(18,217)	$(24,637)	$(11,170)	$(7,285)

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Income tax expense (benefit) attributable to income (loss) from continuing operations consists of the following:

	Current	Deferred	Total
	(in thousands)
December 31, 2009:
Federal	$(68)	$(591)	$(659)
State and local	(12)	(106)	(118)

	$(80)	$(697)	$(777)

December 31, 2010:
Federal	$—	$(5,625)	$(5,625)
State and local	825	(1,327)	(502)

	$825	$(6,952)	$(6,127)

December 31, 2011:
Federal	$—	$9,198	$9,198
State and local	39	1,342	1,381
Foreign	219	—	219

	$258	$10,540	$10,798

June 30, 2011 (unaudited):
Federal	$—	$3,850	$3,850
State and local	1	354	355
Foreign	—	—	—

	$1	$4,201	$4,202

June 20, 2012 (unaudited):
Federal	$—	$—	$—
State and local	—	—	—
Foreign	—	—	—

	$—	$—	$—

The difference between actual income taxes and expected federal income taxes using a statutory rate of 34% was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Federal income tax at 34%	$(942)	$(6,194)	$(8,377)	$(3,798)	$(2,550)
Meals and entertainment	260	364	554	182	285
State income tax, net of federal benefit	(80)	(333)	(984)	(603)	(430)
Change in valuation allowance	—	—	19,188	—	2,967
Foreign income tax expense rate difference	—	—	219	—	—
Other	(15)	36	198	17	272

Income tax expense (benefit)	$(777)	$(6,127)	$10,798	$(4,202)	$—

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

The Company’s income taxes payable have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the Company’s common stock at the time of exercise and the option price, tax effected. The net tax benefit from employee stock option transactions was $2.8 million in 2009. The Company did not recognize an excess tax benefit from employee stock option transactions in 2010 and 2011 as the deduction has not reduced taxes payable.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	As of December 31,		As of June 30,
	2010	2011	2012
			(unaudited)
	(in thousands)
Deferred tax assets attributable to:
Accounts receivable allowances	$505	$1,165	$1,165
Accrued liability	463	1,749	1,748
Intangible assets for tax purposes	1,658	1,788	1,788
Stock compensation	2,708	5,189	5,189
Deferred revenue	536	451	451
Net operating losses	13,953	24,256	27,223

Total deferred tax assets	19,823	34,598	37,565

Deferred tax liabilities attributable to:
Property and equipment	$9,283	$15,410	15,410

Total deferred tax liabilities	9,283	15,410	15,410

Less valuation allowance	—	(19,188)	(22,155)

Net deferred tax asset	$10,540	$—	$—

The balance sheet classification of deferred income taxes is as follows:

	As of December 31,		As of June 30,
	2010	2011	2012
			(unaudited)
	(in thousands)
Current assets	$968	$—	$—
Noncurrent assets	9,572	—	—

Total deferred income tax	$10,540	$—	$—

As of June 30, 2012, the Company had recorded a full valuation allowance of $22.2 million on its deferred tax assets. In the third quarter of 2011, the Company decided to explore the opportunity to launch an initial public offering and, as a result, the Company determined it was no longer more likely than not that its deferred tax assets would be realized due to continued planned business investment. The Company previously overcame the negative evidence provided by its recent losses by demonstrating that it had generated income in 2006, 2007 and 2008 and using that information to show the ability to generate taxable income from existing client contracts if the planned business investments were not made. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carry-forward periods), projected future taxable income, and tax-planning strategies in making this assessment. In order to fully realize the deferred tax asset relating to net operating loss carry-forwards, the Company will need to generate future taxable income of approximately $84.2 million prior to the expiration of the net operating loss carry-forwards in 2031. Tax losses for the years ended December 31, 2010 and 2011 and for the six months ended June 30, 2012 were $24.5 million, $33.8 million and $7.3 million, respectively.

The Company adopted the provisions of Interpretation 48 (included in ASC Subtopic 740-10) on January 1, 2009. There was no impact on the financial statements as a result of adopting this accounting standard and management believes they have not taken any tax positions that, if challenged, would have a material effect on the financial statements or the effective tax rates during the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2012. Tax years 2009, 2010 and 2011 remain open for federal audit purposes and certain tax years for various states remained open as of June 30, 2012.

In 2004, the Company was awarded $0.9 million in State of Indiana incentives for jobs creation. The grant was contingent on the Company creating 101 jobs over a six-year period ended December 31, 2009. The credits are earned annually and recorded as a reduction to payroll taxes. In 2007, the Company was awarded an economic incentive package from the State of Indiana and the City of Indianapolis totaling $2.1 million consisting of a two-year training grant and certain state and local tax abatements and job credits, which expire in 2014. In 2008, the Company was awarded another economic development incentive package from the State of Indiana and the City of Indianapolis totaling $5.0 million. The incentive package consists of a two-year grant and certain state and local tax abatements and job credits which expire in 2017. In 2011, the Company was awarded an economic incentive package from the State of Indiana and the City of Indianapolis totaling $15.9 million. The incentive package consists of a training grant, local tax abatements and job credits that expire in 2020. The financial statements reflect state and local payroll, training grants and property tax credits of $0.6 million, $0.7 million and $1.1 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.6 million for the six months ended June 30, 2012.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(6) Redeemable Convertible Preferred Stock

As of June 30, 2012, the Company was authorized to issue 10,000,000 shares of preferred stock and no preferred stock was issued and outstanding.

Prior to the Company’s initial public offering, the Company had outstanding 23,467,219 shares of preferred stock, of which 4,912,646 shares were designated redeemable convertible preferred stock. Its redeemable convertible preferred stock was divided into four separate series, designated as Series C, Series E, Series F and Series G preferred stock as summarized below. Upon the closing of the Company’s initial public offering, the 4,912,646 shares of redeemable convertible preferred stock converted, on a two-for-one basis, into 9,825,292 shares of common stock.

	As of December 31,						As of June 30,
	2009		2010		2011		2012
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
	(in thousands, except share amounts)						(unaudited)
Series C	—	—	—	—	—	—	—	—
Series E	1,947,419	19,980	1,947,419	19,980	1,947,419	19,980	—	—
Series F	1,017,175	13,058	1,017,175	13,058	1,017,175	13,058	—	—
Series G	—	—	—	—	1,948,052	29,962	—	—

Total redeemable convertible preferred stock	2,964,594	$33,038	2,964,594	$33,038	4,912,646	$63,000	—	$—

Series C preferred stock entitled holders to receive cumulative annual dividends at $0.0716 per share, payable in shares of common stock at $0.90 per share. Dividends for Series C preferred stock were accrued whether or not declared by the board of directors, due to the fact that they were mandatorily redeemable. Dividends for Series C preferred stock ceased to accrue on July 14, 2007. In May 2009, the Company paid cumulative dividends for the Series C preferred stock. The Series C preferred stockholders received their cumulative dividends in common stock at a price of $0.90 per share, or 1,407,820 shares. All shares of the Series C preferred stock were redeemed in 2009.

Each share of Series E, Series F and Series G preferred stock was convertible at any time, at the option of the holder, into shares of common stock determined by dividing the original issuance price by the conversion price. Upon the effectiveness of the two-for-one forward stock split of the Company’s outstanding common stock described in note 1(d), pursuant to the provisions of the Company’s certificate of incorporation then in effect, the conversion price of each series of preferred stock was appropriately decreased so that two shares of common stock were issuable upon conversion of each share of preferred stock of such series. Each share of Series E and Series F preferred stock would have automatically converted to common stock upon the earlier of (a) the Company’s initial public offering with at least $75 million aggregate proceeds to the Company (net of underwriting discounts and commissions) and a per share price of not less than $10.27 or (b) such date as holders of at least a majority of the shares of the then-outstanding Series E and Series F preferred stock, voting together as a single class and on an as converted to common stock basis, requested such conversion. Each share of Series G preferred stock would have automatically converted to common stock upon the earlier of (a) the Company’s initial public offering with at least $75 million aggregate proceeds to the Company (net of underwriting discounts and commissions) and a per share price of not less than $10.27 or (b) such date as holders of at least a majority of the shares of the then-outstanding Series G

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

preferred stock requested such conversion. In the event that the initial public offering price of the common stock issued in the Company’s initial public offering were less than $7.70 per share, the conversion price of the Series G preferred stock would have been adjusted to equal to the initial public offering price. In such event, more than two shares of common stock would have been issued in exchange for each share of Series G preferred stock upon conversion. In the event that the initial public offering price of the common stock issued in the Company’s initial public offering were equal to or greater than $7.70 per share, each share of Series G preferred stock would have converted into two shares of common stock.

After May 1, 2016, the holders of a majority of the shares of Series G preferred stock then outstanding would have been able to demand that the Company redeem all or any portion of each holder’s Series G preferred stock for cash equal to $15.40 per share plus any declared and unpaid dividends thereon. If the requisite holders of the Series G preferred stock demanded a redemption and more than six months had passed and not all Series G preferred stock had been redeemed, such holders of Series G preferred stock would have been entitled to remove directors and/or appoint more directors in order to give them control of the board. Once fully redeemed, those directors would have resigned and the composition of the board would have been determined in accordance with the stockholders’ agreement. In the event of a liquidation event, excluding an initial public offering, holders of the Series E preferred stock would have received the original issuance price ($10.27 per share) plus any declared and unpaid dividends, prior to any distribution to holders of Series D preferred stock, Series B preferred stock, Series A preferred stock or common stock. In the event of a liquidation event, excluding an initial public offering, holders of the Series F preferred stock would have received the original issuance price ($12.8375 per share) plus any declared and unpaid dividends, prior to any distribution to holders of Series D preferred stock, Series B preferred stock, Series A preferred stock or common stock. In the event of a liquidation event, excluding an initial public offering, holders of the Series G preferred stock would have received the greater of (a) the original issuance price ($15.40 per share) plus any declared and unpaid dividends or (b) the amount such holders would have received if all shares of Series G preferred stock had been converted into common stock immediately prior to such liquidation event, prior to any distribution to holders of any other series of preferred stock or common stock.

At any time after all shares of Series G preferred stock had been redeemed in full, the holders of each of a majority of the shares of Series E preferred stock then outstanding, voting as a single class, and a majority of the shares of Series F preferred stock then-outstanding, voting as a single class, would have been entitled to collectively demand that the Company redeem all or any portion of each holder’s Series E and Series F preferred stock for cash equal to $10.27 per share plus any declared and unpaid dividends thereon, in the case of the Series E preferred stock, and $12.8375 per share plus any declared and unpaid dividends thereon, in the case of the Series F preferred stock. If the requisite holders of the Series E preferred stock and Series F preferred stock had demanded a redemption and more than 6 months had passed and not all Series E and Series F preferred stock had been redeemed, such holders of Series E and Series F preferred stock would have been entitled to remove directors and/or appoint more directors in order to give them control of the board. Once fully redeemed, those directors would have resigned and the composition of the board would have been determined in accordance with the stockholders’ agreement.

The holders of Series E, Series F and Series G preferred stock were not entitled to receive any dividends unless otherwise declared by the Company’s board of directors. No dividends were declared by the Company’s board of directors related to the Series E, Series F or Series G preferred stock.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

In May 2009, the Company issued 1,947,419 shares of Series E preferred stock at $10.27 per share for total proceeds of $20.0 million. The Company also repurchased and retired 2,772,783 shares of Series C preferred stock for $25.9 million using the proceeds from the sale of Series D preferred stock. The Series C preferred stock was repurchased at $9.34 per share, a premium of $7.55 per share, compared to the carrying value of $1.79 per share.

In September 2009, the Company repurchased and retired 436,090 shares of Series C preferred stock for $4.1 million, using the proceeds from the sale of Series D preferred stock. The Series C preferred stock was repurchased at $9.34 per share, a premium of $7.55 per share compared to the carrying value of $1.79 per share.

In November 2009, the Company issued 1,017,175 shares of Series F preferred stock at $12.84 per share for total proceeds of $13.1 million. The Company also repurchased and retired 2,657,049 shares of Series C preferred stock for $29.8 million using the proceeds from the sale of Series D preferred stock. The Series C preferred stock was repurchased at $11.21 per share, a premium of $9.42 per share compared to the carrying value of $1.79 per share.

In March 2011, the Company issued 1,948,052 shares of Series G preferred stock at $15.40 per share for total proceeds of $30.0 million.

(7) Initial Public Offering

In March 2012, the Company completed the sale of 9,775,000 shares of common stock, including the underwriters’ exercise of an over-allotment option, at a price of $19.00 per share. A total of $185.7 million in gross proceeds was raised in the initial public offering. After deducting the underwriting discount of $13.0 million and offering expenses of $3.0 million, net proceeds were $169.7 million.

Upon the closing of the Company’s initial public offering, the 23,467,219 shares of the Company’s outstanding convertible preferred stock converted, on a two-for-one basis, into 46,934,438 shares of common stock.

(8) Stockholders’ Equity

In March 2012, the Company’s board of directors approved an amendment to the Company’s certificate of incorporation to increase the number of authorized shares of common stock to 74,000,000 shares, decrease the par value per share of common stock to $0.0005 and reclassify and subdivide each share of issued and outstanding common stock into two shares of common stock. The Company’s certificate of incorporation was further amended by the Company’s board of directors to increase the number of authorized shares of common stock to 300,000,000.

As of June 30, 2012, the Company was authorized to issue 300,000,000 shares of common stock with par value of $0.0005 per share and 10,000,000 shares of preferred stock with par value of $0.001 per share.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Prior to the Company’s initial public offering, the Company’s preferred stock was divided into seven separate series, designated as Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock, all of which were convertible to common stock. Series C, Series E, Series F and Series G were redeemable convertible preferred stock and are discussed in note 6. The remaining preferred stock classes were designated prior to the Company’s initial public offering as summarized below.

	December 31,						June 30,
	2009		2010		2011		2012
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
							(unaudited)
	(in thousands, except share amounts)
Series A	2,554,747	$766	2,554,747	$767	2,554,747	$767	—	$—
Series B	729,980	309	729,980	309	729,980	309	—	—
Series D	12,895,721	119,652	13,269,846	123,845	15,269,846	163,818	—	—

Total Preferred Stock	16,180,448	$120,727	16,554,573	$124,921	18,554,573	$164,894	—	$—

Series A and Series B preferred stock entitled the holders to receive cumulative annual dividends at the rate of $0.015 per share and $0.02115 per share for Series A and Series B, respectively, until May 1, 2009. On May 1, 2009, the Company declared and paid cumulative dividends for the Series A and Series B preferred stock. The Series A and Series B preferred stockholders received the cumulative dividends in common stock at a price of $4.67 per share, or 104,952 shares. Subsequent to May 1, 2009, no series of preferred stock was entitled to receive any dividends unless otherwise declared by the Company’s board of directors.

In the event of liquidation, Series A and Series B preferred stockholders would have been entitled to receive the greater of $0.30 per share or $0.4231 per share, respectively, plus all accrued but unpaid dividends with respect to each share, or the amount such holders would have received if the Series A or Series B preferred stock, as applicable, was converted to common stock immediately prior to liquidation.

Each share of Series A, Series B and Series D preferred stock was convertible into common stock at any time at the option of the holder. Upon the effectiveness of the two-for-one forward stock split of the Company’s outstanding common stock described in note 1(d), pursuant to the provisions of the Company’s certificate of incorporation then in effect, the conversion price of each series of preferred stock was appropriately decreased so that two shares of common stock were issuable upon conversion of each share of preferred stock of such series. Each share of Series A and Series B preferred stock would have automatically converted to common stock upon the earlier to occur of a qualified public offering, as defined in the Company’s certificate of incorporation then in effect, or such date as holders of at least 75% of the then-outstanding Series A and Series B preferred stock, voting together as a single class and on an as-converted-to-common stock basis, requested such conversion. Each share of Series D preferred stock would have automatically converted to common stock upon the earlier to occur of (a) the Company’s initial public offering with at least $75 million aggregate proceeds to the Company (net of underwriting discounts and commissions) and a per share price of not less than $14.01, (b) such date as holders of at least a majority of the shares of the then-outstanding Series D preferred stock requested such conversion, or (c) the conversion of all of the shares of Series E,

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Series F and Series G preferred stock to common stock. Each share of Series A, Series B and Series D preferred stock was convertible into two shares of common stock upon a conversion described above. The Company had the option to redeem all (but not less than all) of the then-outstanding shares of Series A and Series B preferred stock. The redemption price would have been sum of the applicable liquidation preference, plus an amount per share based on the appraised value of the Company and the applicable conversion rate.

In May 2009, the Company issued 5,353,316 shares of Series D preferred stock at $9.34 per share for total proceeds of $50.0 million. The Company concurrently repurchased and retired 3,760,328 shares of common stock, 522,230 shares of Series A preferred stock and 178,139 shares of Series B preferred stock for $17.6 million, $4.9 million and $1.7 million, respectively, using the proceeds from the sale of Series D preferred stock. The common stock was repurchased at $4.67 per share, a premium of $4.6695 per share, compared to the carrying value of $0.0005 per share. The Series A and Series B preferred stock were repurchased at $9.34 per share, a premium of $9.04 and $8.92 per share, respectively, compared to the carrying value of $0.30 and $0.42 per share, respectively.

In September 2009, the Company issued 535,332 shares of Series D preferred stock at $9.34 per share for total proceeds of $5.0 million. The Company concurrently repurchased and retired 198,484 shares of common stock for $0.9 million, using the proceeds from the sale of Series D preferred stock. The common stock was repurchased at $4.67 per share, a premium of $4.6695 per share, compared to the carrying value of $0.0005 per share.

In November 2009, the Company issued 5,079,573 shares of Series D preferred stock at $11.21 per share for total proceeds of $56.9 million. The Company concurrently repurchased and retired 4,261,364 shares of common stock, 198,160 shares of Series A preferred stock and 93,682 shares of Series B preferred stock for $23.9 million, $2.2 million and $1.1 million, respectively, using the proceeds from the sale of Series D preferred stock. The common stock was repurchased at $5.605 per share, a premium of $5.6045 per share, compared to the carrying value of $0.0005 per share. The Series A and Series B preferred stock were repurchased at $11.21 per share, a premium of $10.91 and $10.79 per share, respectively, compared to the carrying value of $0.30 and $0.42 per share, respectively.

In November 2011, the Company issued 2,000,000 shares of Series D preferred stock at $20.00 per share for total proceeds of $40.0 million. These shares were sold to existing Series D preferred stockholders and their affiliates and had the same liquidation and other preferences as the other shares of the Company’s Series D preferred stock.

The excess consideration paid to the Series A, Series B and Series C preferred stockholders participating in the redemptions in 2009 was considered an investment return to these preferred stockholders in the determination of net income available to common stockholders and calculation of the Company’s earnings per share.

Upon the closing of the Company’s initial public offering, all then outstanding shares of convertible preferred stock converted into shares of common stock.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(9) Equity Incentive Plans

(a) ExactTarget, Inc. 2004 Stock Option Plan, as Amended

In 2004, the stockholders and the board of directors approved the ExactTarget, Inc. 2004 Stock Option Plan (“2004 Plan”). Under the 2004 Plan, a maximum of 9,615,248 shares of common stock are authorized for issuance to provide a continuing long-term incentive to key employees, provide a means of rewarding outstanding performance and enhance the Company’s ability to recruit and retain key employees. Options granted vest over four years. For options issued prior to July 14, 2004, vesting commences one year from the grant date at 25% and continues to vest at 25% per year for the three years thereafter on the anniversary date of the grant date. For options issued on or after July 14, 2004, 25% of the options granted are exercisable one year from the grant date and the remaining 75% are exercisable ratably over the remaining 36 months. Options expire ten years from the grant date and are forfeited if not exercised within 30 days of an employee leaving the Company. The fair value of the common stock was determined by the Company’s board of directors after considering a broad range of factors, including peer group trading multiples, the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, and sale and offer prices of preferred stock in private transactions negotiated at arm’s length. The Company ceased granting options under the 2004 Plan in January 2008.

(b) ExactTarget, Inc. 2008 Equity Incentive Plan

The 2008 Equity Incentive Plan (“2008 Plan”), became effective on February 1, 2008 and was approved by the board of directors on January 23, 2008 and by stockholders on March 28, 2008. The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, and restricted stock, collectively “awards.” Employees and directors, and any subsidiary corporation’s employees and directors, are eligible to receive awards under the 2008 Plan. However, incentive stock options may only be granted to employees or any subsidiary corporation’s employees. The Compensation Committee has the power to determine the terms of the awards, including the employees and directors who will receive awards, the exercise price of options, which must be no lower than fair market value, the fair market value of the shares subject to each award, the number of shares subject to each award, the vesting schedule and exercisability of awards, and the form of consideration payable upon exercise or purchase, as applicable. At the beginning of each calendar year, an additional 1,000,000 shares are added to the awards available for future grants up to 4% of the total number of shares outstanding.

In 2010, the board of directors approved an additional 3,046,656 shares and in January 2011, the board of directors approved an additional 2,341,170 shares, to be added to the awards available for future grants under the 2008 Plan. Effective November 2011, the 2008 Plan was amended to (i) increase the number of shares available for grant under the plan by an additional 7,852,566 shares, and (ii) provide that the number of shares reserved for issuance under the plan will be increased automatically on the first day of January in each of the years 2013 through 2017 by a number of shares equal to the lesser of (1) 5% of the total number of the Company’s shares outstanding as of the immediately preceding December 31, or (2) such maximum amount, if any, determined by the Company’s board of directors. During 2011, the board of directors approved a total of 10,193,736 shares to be added to the awards available for future grants under the 2008 Plan. Shares available for future grants under the 2008 Plan at December 31, 2010 and 2011 were 318,444 and 8,213,830, respectively, and were 6,868,276 at June 30, 2012.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

(c) Equity Plan Activity

The following table sets forth the total stock-based compensation expense resulting from stock awards included in the Company’s Statements of Operations in accordance with FASB ASC Topic 718:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
			(in thousands)
Cost of revenue - subscription	$130	$218	$351	$167	$205
Cost of revenue - professional services	286	446	704	326	467
Sales and marketing	813	1,413	2,265	1,000	1,548
Research and development	528	1,147	1,511	673	780
General and administrative	1,589	1,201	2,123	846	1,953

Total stock-based compensation expense	$3,346	$4,425	$6,954	$3,012	$4,953

As of December 31, 2009, 2010 and 2011, and June 30, 2011 and 2012, $8.4 million, $13.0 million, $17.1 million, $18.1 million and $25.3 million, respectively, of total unrecognized stock-based compensation expense related to nonvested shares was expected to be recognized over the respective vesting terms of each award through 2016. The weighted average term of the unrecognized stock-based compensation expense is 3.0 years, 2.8 years and 2.7 years for the years ended December 31, 2009, 2010 and 2011, respectively, and 2.9 years and 2.7 years for the six months ended June 30, 2011 and 2012, respectively.

The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,			Six months ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Expected volatility	63.10% - 65.43%	59.07 - 62.07%	54.99% - 57.78%	54.99% - 57.64%	54.88% - 55.54%
Risk free interest rate	1.76% - 2.47%	1.50% - 2.43%	0.95% - 2.12%	1.85% - 2.12%	0.85% - 0.92%
Expected dividend yield	—	—	—	—	—
Expected option term (in years)	6.25	6.25	6.25	6.25	6.25
Weighted average grant date fair value of options granted	$2.59	$3.02	$4.56	$4.23	$8.15

The Company believes the historical volatility of a peer group of companies is representative of future stock price trends. Therefore, expected volatility is based on historical volatility of the publicly traded stock of a peer group of companies analyzed by the Company over the expected term of the options.

The risk-free interest rate for periods within the contractual life of the Company’s stock options is based on the U.S. Treasury yield curve in effect at the time of grant for time periods similar to the expected term of the award. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future. The estimated forfeiture rate applied is based on historical forfeiture rates. The expected option term is based on the average of the vesting term and the 10-year contractual lives of all options awarded.

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

Stock option activity in the equity incentive plans for 2010 and 2011 and the six months ended June 30, 2012 was as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding:
Balance at December 31, 2009	7,105,356	$3.5377	7.90	$14,689
Granted	3,220,080	5.7600
Exercised	(625,734)	1.2645
Forfeited	(533,384)	4.7111

Balance at December 31, 2010	9,166,318	$4.4018	7.54	$21,983

Granted	2,819,668	7.9893
Exercised	(135,712)	3.1747
Forfeited	(526,782)	6.0964

Balance at December 31, 2011	11,323,492	$5.2309	7.37	$54,003

Granted (unaudited)	1,644,250	15.5078
Exercised (unaudited)	(225,214)	3.6482
Forfeited (unaudited)	(334,700)	6.4176

Balance at June 30, 2012 (unaudited)	12,407,828	$6.5893	7.24	$189,676

Exercisable at December 31, 2010	3,900,246	$3.0765	6.33	$14,523
Exercisable at December 31, 2011	5,965,438	$3.8320	6.20	$36,795
Exercisable at June 30, 2012 (unaudited)	7,049,945	$4.3123	6.12	$123,710

The aggregate intrinsic value represents the total pretax intrinsic value, based on a stock price of $5.61, $6.80, $10.00 and $21.86 per share at December 31, 2009, 2010 and 2011 and June 30, 2012, respectively, which would have been received by the option holders had all option holders exercised their options as of that date. This amount changes based on the current price of the stock. The total intrinsic value of options exercised was $14.5 million, $2.9 million, and $0.8 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $3.2 million for the six months ended June 30, 2012.

The following table summarizes information about the options outstanding as of June 30, 2012:

	Options outstanding		Options exercisable
Range of exercise price	Shares	Weighted average remaining contractual life	Shares
$0.2116 - $2.7600	1,835,192	3.53	1,835,192
$3.3600 - $4.3900	773,508	5.52	773,508
$4.6700 - $4.6700	2,166,563	6.69	1,750,263
$5.3150 - $5.3800	524,730	6.16	497,499
$5.6050 - $5.6050	2,218,313	7.64	1,279,830
$6.8000 - $6.8000	599,105	7.96	265,594
$7.7000 - $7.7000	2,220,917	8.75	647,923
$9.5850 - $25.9900	2,069,500	9.50	136

$0.2116 - $25.9900	12,407,828		7,049,945

EXACTTARGET, INC.

Notes to Consolidated Financial Statements

December 31, 2009, 2010 and 2011 (audited) and June 30, 2011 and 2012 (unaudited)

During the year ended December 31, 2010, the Company granted 42,816 shares of restricted stock to nonemployee directors with a weighted average fair value of $5.61 per share, which vested in 2011. During the year ended December 31, 2011, the Company granted 32,464 shares of restricted stock to nonemployee directors with a weighted average fair value of $7.70 per share, which will vest in 2012. During the six months ended June 30, 2011 and 2012, the Company granted 42,816 and 44,964 shares of restricted stock, respectively, to nonemployee directors with a weighted average fair value of $5.61 per share and $18.24 per share, respectively, which will vest in 2012 and 2013, respectively. There were 474,958 shares, 103,244 shares, 145,875 shares and 86,930 shares of unvested restricted stock outstanding at December 31, 2010 and 2011 and June 30, 2011 and 2012, respectively.

(10) 401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Contributions to the plan may be made at the discretion of the board of directors. There were contributions of $0.4 million, $0.6 million and $1.0 million for the years ended December 31, 2009, 2010 and 2011, respectively, and $0.4 million and $0.6 million for the six months ended June 30, 2011 and 2012, respectively.

(11) Related Party Transactions

Matthew W. Ferguson, a member of the board of directors, is the President and Chief Executive Officer of CareerBuilder, LLC, a position he has held since 2003. CareerBuilder, LLC has been a client of the Company for several years. During the years ended December 31, 2009, 2010 and 2011, and the six months ended June 30, 2011 and 2012, the aggregate amount of revenue recognized by the Company from CareerBuilder, LLC was $0.8 million, $0.8 million, $0.9 million, $0.4 million and $0.4 million, respectively. During the years ended December 31, 2010 and 2011 and the six months ended June 30, 2011 and 2012, the Company made payments totaling $48,598, $17,260, $17,260 and $33,760, respectively, related to services received from CareerBuilder, LLC. Accounts receivable from CareerBuilder, LLC was $0.1 million, $0.1 million, $0.1 million and $0.2 million as of December 31, 2010 and 2011 and June 30, 2011 and 2012, respectively. There were no amounts due CareerBuilder, LLC at December 31, 2010 and 2011, nor at June 30, 2011 and 2012, respectively.

All transactions with the related parties noted above were conducted at fair market value with no favorable terms or conditions that are not available to unrelated parties.

(12) Legal Proceedings

The Company is not currently, nor has it been in the past, subject to any material legal proceedings. From time to time, however, the Company may become involved in various legal proceedings in the ordinary course of its business, and may be subject to third-party infringement claims. These claims, even those that lack merit, could result in the expenditure of significant financial and managerial resources.

In the Company’s subscription agreements with its clients, it agrees to indemnify its clients against any losses or costs incurred in connection with claims by a third party alleging that a client’s use of its services infringes the intellectual property rights of the third party. Based on historical information and other available information as of June 30, 2012, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

6,500,000 Shares

ExactTarget®

www.exacttarget.com

COMMON STOCK

Prospectus

J.P. Morgan Deutsche Bank Securities Stifel Nicolaus Weisel

RBC Capital Markets Pacific Crest Securities Canaccord Genuity Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting compensation expected to be incurred, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by the Registrant.

SEC registration fee	$18,135
FINRA filing fee	24,237
Legal fees and expenses	400,000
Accounting fees and expenses	50,000
Printing and engraving expenses	100,000
Transfer agent and registrar fees	10,000
Miscellaneous fees	47,628

Total	$650,000

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL a director can be held liable (1) for any breach of the director’s duty of loyalty to the company or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions) or (4) for any transaction from which the director derives an improper personal benefit.

While our amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of our company only if he or she is a director of our company and is acting in his or her capacity as director, and do not apply to officers of our company who are not directors.

Our amended and restated bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of our company or, while a director, officer or employee of our company, is or was serving at our request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We are authorized under our amended and restated bylaws to carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our amended and restated bylaws.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

By its terms, the indemnification provided for in our amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of our amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated bylaws’ indemnification provisions is, by the terms of our amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

We have entered into indemnification agreements with our directors and certain executive officers. These agreements confirm our obligations to indemnify the directors and officers to the fullest extent authorized by the DGCL. The agreements also provide that we will advance, if requested by an indemnified person, any and all expenses incurred in connection with a proceeding, subject to reimbursement by the indemnified person should a final judicial determination be made that indemnification is not available under applicable law. We agree that our obligations under the agreements will continue after the indemnified party is no longer serving our company with respect to claims based on the indemnified party’s service at our company. The description above is only a summary and is qualified in its entirety by reference to the form of the indemnification agreement filed as an exhibit to the registration statement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. The description above is only a summary and is qualified in its entirety by reference to the underwriting agreement filed as an exhibit to this registration statement.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2009, we have made sales of unregistered securities as follows.

Preferred Stock Issuances

•

On May 1, 2009, we sold 5,353,316 shares of our Series D preferred stock to a total of 10 accredited investors at a purchase price of $9.34 per share for an aggregate purchase price of approximately $50 million.

•

On May 1, 2009, we sold 1,947,419 shares of our Series E preferred stock to a total of 10 accredited investors at a purchase price of $10.27 per share for an aggregate purchase price of approximately $20 million.

•

On September 28, 2009, we sold 535,332 shares of our Series D preferred stock to one accredited investor at a purchase price of $9.34 per share for an aggregate purchase price of approximately $5 million.

•

On November 18, 2009, we sold 5,352,364 shares of our Series D preferred stock to a total of three accredited investors at a purchase price of $11.21 per share for an aggregate purchase price of approximately $60 million.

•

On November 18, 2009, we sold 778,968 shares of our Series F preferred stock to a total of three accredited investors at a purchase price of $12.8375 per share for an aggregate purchase price of approximately $10 million.

•

On December 31, 2009, the investors that purchased shares of our Series D preferred stock and Series F preferred stock on November 18, 2009 exchanged 272,791 shares of such Series D preferred stock ($3.1 million) for 238,207 shares of our Series F preferred stock ($3.1 million).

•

On March 1, 2010, we sold 374,125 shares of our Series D preferred stock, with a value of $11.21 per share, to certain accredited investors in connection with our acquisition of CoTweet, Inc. for an aggregate purchase price of approximately $4.2 million.

•

On March 28, 2011, we sold 1,948,052 shares of our Series G preferred stock to a total of 18 accredited investors at a purchase price of $15.40 per share for an aggregate purchase price of approximately $30 million.

•

On November 10, 2011 and November 16, 2011, we sold 2,000,000 shares of our Series D preferred stock to a total of 18 accredited investors all of which were existing Series D preferred stockholders or their affiliates at a purchase price of $20.00 per share for an aggregate purchase price of $40 million.

Option and Option-Related Common Stock Issuances

•

From January 1, 2009 through March 21, 2012, we granted to our officers, employees, consultants and other service providers options to purchase 10,784,998 shares of our common stock with exercise prices ranging from $4.67 to $15.00 per share under our 2008 equity incentive plan.

•

From January 1, 2009 through March 21, 2012, we issued to our officers, employees, consultants and other service providers an aggregate of 220,468 shares of our common stock at exercise prices ranging from $4.00 to $6.80 per share pursuant to exercises of options granted under our 2008 equity incentive plan.

•

From January 1, 2009 through March 21, 2012, we issued to our officers, employees, consultants and other service providers an aggregate of 3,692,420 shares of our common stock at exercise prices ranging from $0.0537 to $3.36 per share pursuant to exercises of options granted under our 2004 stock option plan.

Restricted Stock Issuances

•

From January 1, 2009 through March 21, 2012, we granted our non-employee directors an aggregate of 262,946 shares of our restricted common stock, with values ranging from $4.67 to $15.00 per share, under our 2008 equity incentive plan, with an aggregate value of $1.7 million.

•

On March 1, 2010, we issued 691,428 shares of our restricted common stock, with a value of $5.61 per share, to certain accredited investors in connection with our acquisition of CoTweet, Inc. for an aggregate price of approximately $3.9 million.

•

On August 24, 2011, we issued 41,966 shares of our restricted common stock as a portion of the consideration in connection with our acquisition of Frontier Technologia, Ltda. These shares of restricted common stock were valued at $9.59 per share for an aggregate purchase price of approximately $0.4 million. The sale of these shares was deemed to be exempt from registration under the Securities Act in reliance upon Regulation S promulgated thereunder.

Other Issuances of Securities

•

On March 1, 2010 and May 18, 2011, we granted to certain employees options to purchase 132,698 shares of our common stock in connection with our acquisition of CoTweet, Inc. for an aggregate price of $14,510 under our 2008 equity incentive plan.

•

From November 18, 2010 through August 30, 2011, we issued to certain employees 33,338 shares of our common stock in connection with our acquisition of CoTweet, Inc. for an aggregate price of $3,169 pursuant to exercises of options granted under our 2008 equity incentive plan.

•

On March 1, 2010, we issued 3,974 shares of our common stock, with a value of $5.61 per share, to an accredited investor in connection with our acquisition of CoTweet, Inc. for an aggregate price of $22,274.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of securities in the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth the applicable restrictions on transfer and indicating that the securities had not been registered.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

A list of exhibits filed as part of this registration statement is set forth in the Exhibit Index, which is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

	Balance at Beginning of Period	Recorded to Expenses	Reduction to Revenue	Write offs	Balance at End of Period
	(in thousands)
Six Months Ended June 30, 2012:
Allowance for doubtful accounts and future credits	$2,971	$252	$3,055	$(2,347)	$3,931
Year Ended December 31, 2011:
Allowance for doubtful accounts and future credits	1,289	930	3,603	(2,851)	2,971
Year Ended December 31, 2010:
Allowance for doubtful accounts and future credits	896	876	2,369	(2,852)	1,289
Year Ended December 31, 2009:
Allowance for doubtful accounts and future credits	780	1,243	1,925	(3,052)	896

Item 17. Undertakings

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on September 6, 2012.

EXACTTARGET, INC. (Registrant)

By:	/s/ Scott D. Dorsey
Scott D. Dorsey
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on September 6, 2012:

Signature		Title

By:	/s/ Scott D. Dorsey Scott D. Dorsey	Chief Executive Officer and Chairman (Principal Executive Officer)

By:	/s/ Steven A. Collins Steven A. Collins	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By:	* Michael M. Brown	Director

By:	* Matthew W. Ferguson	Director

By:	* Timothy I. Maudlin	Director

By:	* Rory T. O’Driscoll	Director

By:	* Scott M. Maxwell	Director

By:	* David L. Yuan	Director

*By:	/s/ Scott D. Dorsey
Scott D. Dorsey Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Amended and Restated Bylaws of the Registrant

4.1

Form of Common Stock Certificate (which is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on March 5, 2012)

4.2

Fourth Amended and Restated Stockholders’ Agreement, dated March 28, 2011, by and among Registrant and certain security holders of the Registrant (which is incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on November 23, 2011)

4.3

Fourth Amended and Restated Registration Rights Agreement, dated March 28, 2011, by and among Registrant and certain security holders of the Registrant (which is incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on November 23, 2011)

5.1	Opinion of Ice Miller LLP

10.1†

2004 Stock Option Plan and form of Stock Option Agreement (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.2†	2008 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on March 5, 2012)

10.3†

Form of Stock Option Agreement under the 2008 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2012)

10.4	Restatement of ExactTarget, Inc. Non-Employee Directors Restricted Stock Plan

10.5†

Form of Restricted Stock Agreement between Registrant and independent directors (which is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2012)

10.6†

Form of Restricted Stock Agreement between Registrant and employees (which is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2012)

10.7†

Form of Employment Agreement between Registrant and each of Scott D. Dorsey, Traci M. Dolan, Scott S. McCorkle, Andrew J. Kofoid, Steven A. Collins and Timothy B. Kopp (which is incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on February 23, 2012)

10.8

Form of Indemnification Agreements between Registrant and each of the directors of Registrant (which is incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on February 23, 2012)

Exhibit Number	Description

10.9#

Patent License Agreement (Nonexclusive) between Registrant, Subscribermail, LLC and Hula Holdings, LLC, dated March 24, 2006 (which is incorporated herein by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.10

Lease Agreement for the Guaranty Building between Guaranty Holdings Company, LLC and Registrant dated March 16, 2005 (which is incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.10(a)

First Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant, dated January 16, 2006 (which is incorporated herein by reference to Exhibit 10.8(a) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.10(b)

Second Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant, dated April 26, 2007 (which is incorporated herein by reference to Exhibit 10.8(b) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.10(c)

Third Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant dated November 5, 2007 (which is incorporated herein by reference to Exhibit 10.8(c) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.10(d)

Fourth Amendment to Lease Agreement between Guaranty Holdings Company, LLC and Registrant, dated April 1, 2011 (which is incorporated herein by reference to Exhibit 10.8(d) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.11

Gibson Building Office Lease between American United Life Insurance Company and Registrant, dated May 27, 2008 (which is incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.11(a)

First Amendment to Gibson Building Office Lease between American United Life Insurance Company and Registrant, dated May 22, 2009 (which is incorporated herein by reference to Exhibit 10.9(a) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.11(b)

Second Amendment to Gibson Building Office Lease between American United Life Insurance Company and Registrant, dated August 7, 2009 (which is incorporated herein by reference to Exhibit 10.9(b) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.12

Office Building Lease between Century Building Investment Group, LLC and Registrant, dated June 30, 2010 (which is incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.12(a)

First Amendment to the Office Building Lease between Century Building Investment Group, LLC and Registrant, dated January 10, 2010 (which is incorporated herein by reference to Exhibit 10.10(a) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

10.12(b)

Second Amendment to the Office Building Lease between Century Building Investment Group, LLC and Registrant, dated February 22, 2011 (which is incorporated herein by reference to Exhibit 10.10(b) to the Registrant’s Registration Statement on Form S-1, File No. 333-178147, filed with the SEC on December 30, 2011)

Exhibit Number	Description

10.12(c)

Third Amendment to the Office Building Lease between Century Building Investment Group, LLC and Registrant, dated June 22, 2012 (which is incorporated herein by reference to Exhibit 10.10(c) to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 10, 2012)

21.1	List of subsidiaries

23.1	Consent of Ice Miller LLP (included in Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1	Powers of Attorney (included on signature page of the initial registration statement)

101&

Financial Statements from the Company’s Form S-1 formatted in XBRL: (i) Consolidated Balance Sheets as of December 31, 2010 and 2011 and June 30, 2012, (ii) Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, (iii) Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2012, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012, and (v) Notes to Consolidated Financial Statements.

*	Previously filed with this registration statement.
**	To be provided by amendment.
†	Indicates management contract or compensatory plan or arrangement.
#	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.
&	In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.